As confidentially submitted to the Securities and Exchange Commission on [*], 2023 pursuant to the Jumpstart our Business Startups Act of 2012.

As filed with the Securities and Exchange Commission on June 30, 2023

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Edison Oncology Holding Corp.

(Exact name of registrant as specified in its charter)

Nevada	2836	83-1614120
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3475 Edison Way, Suite R

Menlo Park, CA 94025

(650) 690-1927

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.

701 S Carson Street, Suite 200

Carson City, NV 89701

1-617-272-7058

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

[Counsel for Company]	[Counsel for Underwriter]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JUNE 30, 2023

[*]

Shares of Common Stock

We are offering               shares of our common stock. This is our initial public offering, and no public market currently exists for shares of our common stock. We expect the initial public offering price to be between $            and $            per share. We intend to apply to list our common shares on the NYSE American under the symbol “[*]”

We are an “emerging growth company” and a “smaller reporting company” as defined under federal securities laws, and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.” Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 6 OF THIS PROSPECTUS. INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN THESE SECURITIES IF THEY CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

		Per Share		Total
Public offering price	$		$
Underwriting discounts (1)	$		$
Underwriter’s Warrants (2)	$		$
Proceeds to us before offering expenses (3)	$		$

(1)	In addition to the underwriting discounts and commissions, we have agreed to reimburse the underwriter for certain expenses, including a non-accountable expense allowance equal to % of the gross proceeds we receive in this offering. See “Underwriting” on page 101 of this prospectus for a description of these arrangements.
(2)	The Underwriter’s Warrants will represent the right to purchase % of the aggregate number of shares of common stock sold in this offering, excluding the overallotment option, at an exercise price equal to % of the offering price per share
(3)	We estimate the total expenses of this offering will be approximately $ . Upon closing, we have also agreed to reimburse $[*] of the underwriter’s expenses relating to the offering, including for road show, diligence, and legal expenses.

We have granted the underwriter a [*]-day option to purchase up to [*] additional shares of Common Stock at the initial public offering price less applicable underwriting discounts. The amount of offering proceeds to us presented in the table above does not give effect to any exercise of this over-allotment option (if any). See “Underwriting” on page 101 of this prospectus for a description of these arrangements.

The underwriter expects to deliver our shares to purchasers in this offering on or about                 , 2023, subject to satisfaction of customary closing conditions.

[UNDERWRITER]

The date of this prospectus is                , 2023

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. Orotecan® is our trademark and is used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus contain “forward-looking statements.” Forward-looking statements are made based on our management’s expectations and beliefs concerning future events impacting our company and are subject to uncertainties and factors relating to our operations and economic environment, all of which are difficult to predict and many of which are beyond our control. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “plan,” “may” and similar expressions. These forward-looking statements may include, among other things:

●	statements relating to projected growth and management’s long-term performance goals;
●	statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events;
●	statements relating to our business and growth strategies; and
●	any other statements which are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation:

●	our current and anticipated cash needs and our need for additional financing;
●	federal, state and foreign regulatory requirements;
●	our future ability to conduct clinical trials with respect to our products and services;
●	our ability to develop and commercialize our products and services;
●	our ability to enter into agreements to implement our business strategy;
●	the acceptance of our products and services by patients and the medical community;
●	our manufacturing capabilities to produce our products;
●	our ability to maintain exclusive rights with respect to our licensed technology;
●	our ability to protect our intellectual property;
●	our ability to obtain and maintain an adequate level of insurance;
●	our ability to obtain third party reimbursement for our products and services from private and governmental insurers;
●	the effects of competition in our market areas;
●	our reliance on certain key personnel;
●	further sales or other dilution of our equity, which may adversely affect the market price of our Common Stock; and
●	other factors and risks described under “Risk Factors” beginning on page 6 of this prospectus.

You should not place undue reliance on any forward-looking statement. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the securities offered by this prospectus. Before making an investment decision, you should read the entire prospectus, and any prospectus supplement, carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to the financial statements included elsewhere in this prospectus.

Prior to purchasing our securities in this offering, we strongly urge each potential investor to obtain legal and tax advice as to the potential tax and other effects to the investor as a result of purchasing such securities.

Unless the context of this prospectus indicates otherwise, the terms “Edison,” “the Company,” “we,” “us” or “our” refer to Edison Oncology Holding Corp.

Overview

We are a clinical stage biopharmaceutical oncology company developing therapies targeting cancer. Since inception, we have established a pipeline of unique small-molecule product candidates.

Since inception, we have focused our efforts on establishing a pipeline of unique small-molecule product candidates, which we are developing as potential new therapies for the treatment of cancer.

We concentrate our initial development efforts for each of our product candidates on treatment opportunities that are likely to allow for accelerated marketing approval under the USFDA’s expedited approval program for serious conditions (21 CFR part 314, subpart H). If successful, this strategy will allow us to seek initial marketing approval based on a relatively small single-arm clinical trial and then subsequently conduct large, randomized clinical trials after a product is on the market to support conversion to full FDA approval and marketing authorization in major international jurisdictions.

Where possible, we also seek to leverage existing clinical and pre-clinical safety and efficacy data to support our product development and regulatory applications in the United States under the US Food, Drug & Cosmetic (FD&C) Act Sec.505(b)(2). Section 505(b)(2) allows us to use research previously conducted by others to support submission of a new drug application (NDA), even if we do not have a license or right to reference these data. By leveraging existing data, we can potentially reduce the risk and overall cost of drug development and shorten the time to market.

We believe that our approach may significantly reduce the time, cost and risk of seeking marketing approval for our product candidates.

We seek to secure market exclusivity for our products through orphan drug designations and new patent filings. The Orphan Drug Act (ODA) in the United States provides for granting special status to a drug developed to treat a rare disease or condition. In the United States, products designated as orphan drugs benefit from seven (7) years of market exclusivity following FDA approval, regardless of patent status. Other jurisdictions have enacted similar legislation. For example, the market exclusivity for orphan drugs in the European Union is ten (10) years from approval.

Lead Product Candidates

Orotecan® :

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of irinotecan hydrochloride, an intravenous topoisomerase inhibitor approved by the FDA for the treatment of colorectal cancer and also used as a single agent or in combination therapy regimens in the treatment of a several types of cancer including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer. Orotecan’s oral formulation been developed in collaboration with cancer clinicians to improve tolerability and patient compliance in the treatment of rare childhood tumors, with an opportunity to expand into major adult cancers. We are currently conducting a Phase 1-2 human clinical trial with Orotecan as a potential treatment for recurrent pediatric cancers in collaboration with Valent Technologies LLC.

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EO3001 – Targeted Therapy:

EO3001 is a novel targeted small-molecule drug candidate that has been demonstrated to have potent and selective activity against ARID1A deficient cancer cells. EO3001 has been studied in prior clinical trials involving more than 1000 patients, which established a baseline understanding of the safety and pharmacokinetic profile. A new understanding of the drug’s biological mechanism has led us to re-focus the development of EO3001 as a potential new treatment for patients whose cancers harbor ARID1A deficiencies. Mutations in ARID1A are associated with treatment resistance and poor outcomes in several cancers including gynecologic malignancies, breast cancer, gastric cancer, colorectal cancer and pancreatic cancer. We are currently completing drug manufacturing and preparing regulatory documentation to initiate human clinical trials with EO3001.

EO1001 – panErbB Inhibitor:

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. ErbB kinase receptors are over-expressed or mutated in many cancers, including breast cancer, ovarian cancer and non-small cell lung cancer. We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors in collaboration with Senz Oncology Pty Ltd., and Apollomics, Inc.

Our Team

We were founded and are led by a team of experienced professionals in the pharmaceutical and biotech industry. Our leadership has broad experience in research and development, business development, clinical trial design and oversight, toxicology and translational and clinical research. Our scientific advisors are thought leaders from leading global cancer and academic centers and are actively involved in our drug development process.

Risks Associated with Our Business

●	We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

●	We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.

●	Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

●	Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

●	We have never generated revenue from product sales and may never become profitable.

●	The Company has determined that there is substantial doubt about our ability to continue as a going concern.

●	Our cash and the proceeds of this offering will only fund our operations for a limited time, and we will need to raise additional capital to fund our pre-clinical and clinical trials and to support our development and commercialization efforts for our product candidates.

●	We will also need to raise additional capital to expand our business to meet our long-term business objectives.

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●	If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

●	Preclinical and clinical development is uncertain. Our preclinical and clinical programs may experience delays or may never advance to later stage trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

●	Clinical product development involves a lengthy and expensive process, with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

●	We will depend on third parties for the development and commercialization of our current and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

●	We will rely on third parties to conduct our planned clinical trials for our product candidates we develop. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize any product candidates we develop and our business could be substantially harmed.

●	Intellectual property is critical to our business and our success in part depends on our ability to maintain, protect, and expand our portfolio of intellectual property rights.

●	An active public trading market for our common stock may not develop or be sustained.

●	Our executive officers, directors and their affiliates, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;

●	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

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We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of the completion of this offering or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (1) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (2) the last day of the fiscal year in which we have more than $1.07 billion in total annual gross revenues, (3) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission or (4) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company” as defined under the Exchange Act. We may continue to be a smaller reporting company for so long as either (i) the market value of our common stock held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million as of the last business day of our most recently completed second quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by an independent registered public accounting firm.

Corporate Information

We are a Nevada corporation, originally incorporated in July 2018. Our principal corporate office in the United States is at 3475 Edison Way, Suite R Menlo Park, California, 94025 telephone: 650-690-1927. Our internet address is www.edisononcology.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

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THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of [*] days to purchase up to additional shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $           million, (or approximately $           million if the underwriters exercise in full their option to purchase up to             additional shares of common stock), assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to fund research and development activities primarily related to the clinical development of Orotecan and EO3001 and (ii) the remainder for other research and development activities, working capital and other general corporate purposes. See the section titled “Use of Proceeds” beginning for additional information.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed NYSE American symbol	“[*]”

The number of shares of our common stock to be outstanding after this offering is based on [●] shares of our common stock outstanding as of [●], after giving effect to the conversion of all outstanding convertible securities stock into an aggregate of [●] shares of common stock, and excludes:

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of [●] under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $[●] per share (which does not include options to purchase an aggregate of [●] shares of our common stock, at a weighted-average exercise price of $[●] per share, that were granted subsequent to [●], 2023);

●	[●] shares of our common stock available for future issuance as of [●] under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	[●] shares of common stock issuable upon the exercise of outstanding warrants having an average exercise price of $[*] per share.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

●	the conversion of all outstanding convertible securities into [●] shares of our common stock, which will occur upon the closing of this offering;

●	no exercise of the outstanding options referred to above after [●];

●	no exercise of the outstanding warrants referred to above after [●]; and

●	no exercise by the underwriters of their option to purchase additional shares of our common stock.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus before deciding whether to invest in our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event you may lose all or part of your investment.

Risks Related To Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Although we had income of $5.16 million in the year ended December 31, 2021, we had a net loss of $[●] million for the year ended December 31, 2022. As of March 31, 2023, we had an accumulated deficit of $[●] million. We have financed our operations primarily through private placements of our securities and through the licensing or sale of certain of our assets. Substantially all of our losses have resulted from expenses incurred in connection with our research and development and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

●	continue our current research programs and preclinical development of any product candidates we identify;
●	seek to identify additional research programs and product candidates;
●	initiate preclinical studies and clinical trials for any product candidates we may identify;
●	experience any delays or interruptions due to the ongoing COVID-19 pandemic, including delays in preclinical testing and clinical trials or interruptions in the supply chain for any future product candidates;
●	further develop our product candidates;
●	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;
●	seek marketing approvals for any product candidates that successfully complete clinical trials;
●	develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;
●	ultimately establish a sales, marketing and distribution infrastructure to commercialize any therapies for which we may obtain marketing approval;
●	hire additional research and development personnel;
●	hire clinical and commercial personnel;
●	add operational, financial and management information systems and personnel, including personnel to support our product development;
●	acquire or in-license product candidates, intellectual property and technologies;
●	establish and maintain collaborations;
●	should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility; and
●	operate as a public company.

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To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize a therapy or therapies with market potential. This will require us to be successful in a range of challenging activities, including identifying product candidates, completing preclinical studies and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those therapies for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability.

We have transitioned from research and development to early preclinical and clinical development for our most advanced potential product candidate. Because of the numerous risks and uncertainties associated with developing our product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate preclinical studies and clinical trials of, and seek marketing approval for, product candidates. Because we have limited financial and managerial resources, we have prioritized our research programs and lead optimization efforts in specific indications among many potential options. Specifically, our initial development programs target orphan cancer indications including Ewing sarcoma and ovarian clear cell carcinoma, amongst others. As a result of this prioritization, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater clinical or commercial potential and we may need to reprioritize our focus in the future. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable therapies.

In addition, if we obtain marketing approval for any product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a collaborator. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and product development programs or future commercialization efforts.

As of March 31, 2023, our working capital was $[●] million. We estimate that the net proceeds of this offering will be approximately $[*], assuming an initial public offering price of $[*] per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements for at least the next          months. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek funding sooner than planned. Our future capital requirements will depend on many factors, including those discussed in the risk factor entitled “We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.”

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Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize any product candidates we may develop. We cannot be certain that additional funding will be available on acceptable terms or at all. We have no committed source of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of any product candidates or other research and development initiatives. Our license and collaboration agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We could be required to seek collaborators for potential product candidates earlier than we would otherwise plan or on terms that are less favorable than might otherwise be available. We could also be required to relinquish or license our rights to product candidates on unfavorable terms in certain markets where we otherwise would seek to pursue development or commercialization ourselves.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends and possibly other restrictions. In addition, if we raise funds through additional license and collaboration agreements, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, research programs or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were founded and commenced operations in 2018. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our preclinical and clinical drug candidates. All of our programs are still in the research or preclinical and clinical stage of development and their risk of failure is high. We have not yet demonstrated an ability to successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale therapy, arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new therapy from the time it is discovered to when it is available for treating patients.

Our limited operating history may make it difficult to evaluate our technology and industry and predict our future performance. Our very short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by very early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

In addition, as a new business, we may encounter other unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We have never generated revenue from product sales and may never become profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We do not anticipate generating revenues from product sales for many years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

●	identify product candidates and successfully complete research development of any product candidates we may identify;

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●	seek and obtain regulatory and marketing approvals for any product candidates for which we complete clinical trials;
●	launch and commercialize any product candidates for which we may obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure, or alternatively, collaborating with a commercialization partner;
●	qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates for which we may obtain regulatory and marketing approval;
●	establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any product candidates for which we obtain regulatory and marketing approval;
●	develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;
●	address competing technological and market developments;
●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;
●	receive market acceptance by physicians, patients, healthcare payors, and others in the medical community;
●	maintain, protect, enforce, defend and expand our portfolio of intellectual property and other proprietary rights, including patents, trade secrets and know-how;
●	defend against third party intellectual property claims of infringement, misappropriation or other violation; and
●	attract, hire and retain qualified personnel.

Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. Even if one or more of the product candidates we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Additionally, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Since our inception, we have incurred losses and we may never achieve profitability. To the extent that we continue to generate taxable losses, under current law, our unused U.S. federal net operating losses, or NOLs, may be carried forward to offset a portion of future taxable income, if any. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as one or more shareholders or groups of shareholders who own at least 5 percent of the corporation’s equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes in the past. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Additional limitations on our ability to utilize our NOLs to offset future taxable income may arise as a result of our corporate structure whereby NOLs generated by our subsidiary may not be available to offset taxable income earned by our subsidiary. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

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We face risks related to health epidemics, pandemics and other widespread outbreaks of contagious disease, including the ongoing COVID-19 pandemic, which could significantly disrupt our operations, impact our financial results or otherwise adversely impact our business.

Significant outbreaks of contagious diseases and other adverse public health developments could have a material impact on our business operations and operating results. For example, the spread of COVID-19 has and identification of new variants of COVID-19 have affected segments of the global economy and our operations. As a result of the ongoing COVID-19 pandemic or similar public health crises that may arise, we may experience disruptions that could adversely impact our operations, research and development, and as we continue developing, any preclinical studies, clinical trials and manufacturing activities we may conduct, some of which may include:

●	delays or disruptions in research programs, preclinical studies, clinical trials or investigational new drug, or IND-enabling studies that we or our collaborators may conduct;

●	interruption or delays in the operations of the FDA, the EMA and comparable foreign regulatory agencies;

●	interruption of, or delays in receiving and distributing, supplies of drug substance and drug product from our contract manufacturing organizations, or CMOs, to preclinical or clinical research sites or delays or disruptions in any preclinical studies or clinical trials performed by contract research organizations, or CROs;

●	limitations imposed on our business operations by local, state or federal authorities to address a pandemic or similar public health crises, including if facilities and materials are commandeered under the Defense Production Act of 1950 or equivalent foreign legislation; and

●	business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations, and cybersecurity and data accessibility or security issues.

For example, our laboratory-based personnel have been unable to maximize use of our existing laboratory space due to restrictions on density of people and other aspects of our work have been limited by the need for our staff to isolate.

In addition, the trading prices for biopharmaceutical companies have been highly volatile as a result of the ongoing COVID-19 pandemic and we may face similar volatility in our stock price after we complete this public offering. We cannot predict the scope and severity of any economic recovery after the COVID-19 pandemic abates, including following any additional “waves” or other intensifying of the pandemic. If we or any of the third parties with whom we engage were to experience additional shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition, our results of operations and prospects. Furthermore, the COVID-19 pandemic could exacerbate the other risks described in this section. For additional information regarding the impact of the ongoing COVID-19 pandemic, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 on Our Operations.”

The Company has determined that there is substantial doubt about our ability to continue as a going concern.

As described in Note 1 of our accompanying audited financial statements, the Company has determined that there is substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report based on our current development plans and our operating requirements and us having suffered recurring losses from operations and having a net capital deficiency. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot raise the necessary capital to continue as a viable entity, we could experience a material adverse effect on our business and our stockholders may lose some or all of their investment in us.

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Our cash and the proceeds of this offering will only fund our operations for a limited time, and we will need to raise additional capital to fund our pre-clinical and clinical trials and to support our development and commercialization efforts for our product candidates.

If we do not succeed in raising additional funds on acceptable terms, we will be unable to commence our planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to delay, discontinue or curtail product development, forego sales and marketing efforts, and forego licensing in attractive business opportunities. We estimate that we will require a total of $[•] million for the completion of our planned pre-clinical and clinical trials and other expenditures that we will need to incur in order to file our initial NDA.

We will also need to raise additional capital to expand our business to meet our long-term business objectives.

Our current cash at March 31, 2023 will not be sufficient to fund operations for at least the next twelve months. However, we believe that our existing cash and the anticipated net proceeds from this offering will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next twelve months. We will, however, require additional financing as we continue to execute our business strategy, including that we will require additional funds for the initiation of enrollment of patients and completion of our initial clinical trial, which is the primary use of funds in this financing. Our liquidity may be negatively impacted as a result of research and development cost increases in addition to general economic and industry factors. We anticipate that, to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, we may raise additional funds to finance future cash needs through grant funding and/or corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. The covenants under future credit facilities may limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

Our present and future capital requirements will depend on many factors, including:

●	the outcome, timing and cost of our pre-clinical and clinical trial to obtain regulatory approval for our proposed products in the United States;

●	the degree and rate of market adoption of our products, if approved;

●	the emergence of new, competing technologies and products;

●	the costs of R&D activities we undertake to develop new products and indications;

●	the costs of commercialization activities, including sales, marketing and manufacturing;

●	the costs of building an internal sales force meeting our requirements for the marketing and sale of our product candidates, if approved;

●	our ability to collaborate with third parties on the development and commercialization of our product candidates and products;

●	the level of working capital required to support our growth; and

●	our need for additional personnel, information technology or other operating infrastructure to support our growth and operations as a public company.

We do not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We anticipate that the additional funding we require will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity We may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, including issuing shares of our common stock or other securities and incurring additional debt, and could increase our expenses and require that our assets secure such debt. Equity financing, if obtained, could result in dilution to our then existing stockholders and/or require such stockholders to waive certain rights and preferences. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected. We can provide no assurances that any additional sources of financing will be available to us on favorable terms, if at all. In addition, if we are unable to secure sufficient capital to fund our operations, we might have to enter into strategic collaborations that could require us to share commercial rights to our products or product candidates with third parties in ways that we currently do not intend or on terms that may not be favorable to us. If we choose to pursue additional indications and/or geographies for any of our products or product candidates or otherwise expand more rapidly than we presently anticipate, we may also need to raise additional capital sooner than expected.

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Risks Related to Discovery, Development and Commercialization

If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts, and we are only now initiating clinical trials for our lead product candidates. Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales. The success of our current and future product candidates will depend on several factors, including the following:

●	successful completion of clinical trials and preclinical studies;
●	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;
●	acceptance of INDs for our planned clinical trials or future clinical trials;
●	successful enrollment and completion of clinical trials;
●	successful data from our clinical program that supports an acceptable risk-benefit profile of our product candidates in the intended populations;
●	receipt of regulatory and marketing approvals from applicable regulatory authorities;
●	establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;
●	entry into collaborations to further the development of our product candidates;
●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;
●	successfully launching commercial sales of our product candidates, if and when approved;
●	acceptance of the product candidate’s benefits and uses, if and when approved, by patients, the medical community and third-party payors;
●	maintaining a continued acceptable safety profile of the product candidates following approval;
●	effectively competing with other therapies; and
●	enforcing and defending intellectual property rights and claims.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals any of the product candidates we develop, we may not be able to continue our operations.

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Preclinical and clinical development is uncertain. Our preclinical and clinical programs may experience delays or may never advance to later stage trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain FDA approval to market a new pharmaceutical product we must demonstrate proof of safety, potency and efficacy in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States or other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical and clinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical and testing and clinical trials and studies may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain programs that may become the responsibility of our potential future partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

●	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;
●	delays in reaching a consensus with regulatory agencies on study design; and
●	the FDA not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, even if clinical trials do commence, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of product candidates we develop. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.

The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our current or future product candidates will ever obtain regulatory approval.

Clinical product development involves a lengthy and expensive process, with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safer, potent and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	regulators or Institutional Review Boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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●	we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs;
●	the number of patients required for clinical trials may be larger than we anticipate;
●	it may be difficult to enroll a sufficient number of patients with a predictive biomarker or enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators; and
●	the supply or quality of materials for product candidates we develop or other materials necessary to conduct clinical trials may be insufficient or inadequate.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

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If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise be adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our current and potential future product candidates. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such sites. Moreover, because our current and potential future product candidates may represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in our ongoing or any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

Undesirable or clinically unmanageable side effects could occur and cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities or other undesirable side effects arise in the development of any of our current or future product candidates, we or our collaborators could suspend or terminate our trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of the product candidate for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or our potential future collaboration partners from obtaining approvals for the commercialization of any product candidate we develop.

Any current or future product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval. We have no experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process.

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Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

Any marketing approvals that we receive for any current or future product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety, potency and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval of any product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice, or cGMP, and Good Clinical Practice, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with any approved product candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things, the imposition of civil or criminal penalties.

Even if a current or future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any current or future product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, current approved therapies, including immunotherapies, biologics, targeted therapy, chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of our product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

We expect to develop Orotecan and, potentially other and future product candidates, in combination with other therapies, which exposes us to additional risks.

We intend to develop Orotecan, and may develop other or future product candidates, in combination with one or more currently approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

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If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market any such product candidate we develop.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive. We are currently developing product candidates that will compete, if approved, with other products and therapies that currently exist or are being developed.

Products we may develop in the future are also likely to face competition from other products and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, such as traditional chemotherapy and targeted therapies, immunotherapies, gene therapies and biologics. We are aware of academic laboratories and companies such as Astra Zeneca, Bristol-Myers Squibb, Pfizer, Abbvie, Celgene, Ascentage, Repair Therapeutics and others that are conducting research and drug development activities that could directly compete with our product candidates.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other marketing approval for their products more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidate we develop achieves marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

Smaller and other early-stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our product candidates obsolete, less competitive, or not economical.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

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Our ability to commercialize any product candidates, whether as a single agent or combination therapy, successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our programs.

We may not be successful in our efforts to identify or discover other product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates. If we do not successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenue in future periods, resulting in significant harm to our financial position and adversely affecting our share price. Research programs to identify new product candidates require substantial technical, financial and human resources, and we may fail to identify potential product candidates for numerous reasons.

Additionally, because we have limited resources, we may forego or delay the pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential.

We may seek Breakthrough Therapy Designation by the FDA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if the product candidates we develop qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification and rescind the designation.

We may seek Fast Track Designation by the FDA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for the product candidates we develop. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

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We may seek Orphan Drug Designation for product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for any product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants Orphan Drug Designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an Orphan Drug Designation application. Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek Orphan Drug Designation for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

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If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations may also produce hazardous waste products. We generally plan to contract with third parties for the disposal of such materials and waste. We cannot eliminate the risk of contamination or injury from such materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Our current and future insurance policies may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials.

Risks Related To Reliance On Third Parties

We will depend on third parties for the development and commercialization of our current and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

Our collaborators will have substantial ability to control the early clinical development of our product candidates. Our lack of control over the clinical development of our product candidates could result in delays or other difficulties in the development and commercialization of our product candidates.

In February 2020, we entered into an Evaluation Agreement with Senz Oncology Pty Ltd. (“Senz” and the “Senz Agreement”). We are providing funds under a loan agreement (the “Senz Loan Agreement”) to support a Phase 1-2a clinical trial currently being conducted at multiple clinical sites in Australia under the Australia New Zealand Clinical Trials Notification Scheme (ANZCTN). Under the terms of the Senz Agreement, Senz Oncology is legally responsible conduct of our Phase 1-2a clinical trial in Australia. We are wholly dependent on Senz Oncology for the success of this program. In the event Senz Oncology terminates or defaults on the terms of the collaboration, we may not be able to recoup funds loaned to Senz Oncology by us. Furthermore, Senz Oncology is responsible for applying for and obtaining refundable tax credits under the Australian Government’s R&D tax credit program. There is no guarantee that such application will be successful or that any future change to the Australian Government’s R&D tax credit will not adversely affect Senz Oncology’s ability to receive such tax credits, which could materially affect the amount of funding we are required to invest in the EO1001 clinical trial. We cannot provide any assurance with respect to the success of our collaboration with Senz Oncology.

In January 2021, we entered into a Development and License Agreement with Apollomics, Inc., (“Apollomics” and the “Apollomics Agreement”). Pursuant to the terms of the Apollomics Agreement, we granted Apollomics exclusive rights to develop and commercialize EO1001 globally, except in China, Hong Kong and Taiwan. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

Under the terms of the Apollomics Agreement, we are responsible for conducting a Phase 1-2a “first-in-man” clinical trial, which is ongoing in collaboration with Senz Oncology as described above. Apollomics is responsible for reimbursing all costs incurred by us, including costs of the Phase 1-2a clinical trial. If Apollomics fails to reimburse our costs in a timely manner, we will experience a significant negative effect on our working capital balance and liquidity that will affect our ability to develop all of our product candidates.

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Apollomics will have substantial ability to control the later-stage clinical development and commercialization of EO1001. Our lack of control over the clinical development of EO1001 under the Collaboration Agreement could result in delays or other difficulties in the development and commercialization of EO1001. In particular, Apollomics will be responsible for the development and commercialization of EO1001 in all global territories except China, Hong Kong and Taiwan. We are wholly dependent on Apollomics for the commercial success of our EO1001 program. In the event Apollomics terminates or defaults on the terms of our agreement, we may not have the resources to continue development on our own. We cannot provide any assurance with respect to the success of our collaboration with Apollomics.

Jangsu Kanion Pharmaceutical Co. Ltd., a publicly traded company located in China (Jangsu-Kanion) owns commercial rights to our EO1000 series and EO1001 in China, Hong Kong and Taiwan. In April 2019, we signed a memorandum of understanding (MoU) with Jangsu Kanion. Pursuant to the terms of the MoU Jangsu Kanion has provided certain manufacturing services to support our current Phase 1-2a clinical trial and we have agreed to provide certain preclinical and clinical data related to our EO1000 series to Jangsu Kanion to support its own research activities in its own commercial territories. We are aware that Jangsu-Kanion plans to conduct its own independent research and clinical trials with EO1001, the results of which could negatively impact or cause us to halt development and commercialization activities with EO1001 by ourselves or our collaborators.

In the future, we may form or seek other strategic alliances, joint ventures, or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to product candidates we develop.

Our current and potential future collaborations involving our product candidates may pose, the following risks to us:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

●	collaborators may not properly enforce, maintain or defend our intellectual property rights or may use our proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation, or other intellectual property proceedings;

●	disputes may arise between a collaborator and us that cause the delay or termination of a collaboration agreement that could negatively affect the research, development or commercialization of the product candidates, or result in costly litigation or arbitration that diverts management attention and resources;

●	if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated; and

●	collaboration agreements may restrict our right to independently pursue new product candidates.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our intellectual property, products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to any product candidate we develop could delay the development and commercialization of our product candidates, which would harm our business prospects, financial condition, and results of operations.

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We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

The advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. For some of our programs, we may decide to collaborate with additional pharmaceutical and biotechnology companies with respect to development and potential commercialization. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies. Future collaborators or strategic partners, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our product candidates. Our current or future collaborators or strategic partners may preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

We may rely on third parties to conduct our planned clinical trials for our product candidates we develop. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize any product candidates we develop and our business could be substantially harmed.

We currently do not have the ability to independently conduct clinical trials. We will rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as third-party contract research organizations (“CROs”), to conduct or otherwise support clinical trials for our product candidates. We will rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and our third-party contract researchers are required to comply with regulations and requirements, including good clinical practice (“GCP”) guidelines, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our third-party contract researchers fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of our third-party contract researchers to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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If any of our relationships with these third-party contract researchers terminate, we may not be able to enter into arrangements with alternative third-party contract researchers on commercially reasonable terms, or at all. If third-party contract researchers do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such third-party contract researchers are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Risks Related To Intellectual Property

Intellectual property is critical to our business and our success in part depends on our ability to maintain, protect, and expand our portfolio of intellectual property rights.

Biotechnology and pharmaceutical companies generally, and we in particular, compete in a crowded competitive space characterized by rapidly evolving technologies and aggressive defense of intellectual property. Our patent portfolio as of March 31, 2023 contains approximately four issued and unexpired U.S. patents, three pending U.S. patent applications, fourteen issued and unexpired international patents and four pending patent cooperation treaty (PCT) applications that are solely owned by or exclusively optioned to us and certain foreign counterparts of a subset of these patents and patent applications in foreign jurisdictions, including Australia, Brazil, Canada, China, Japan, South Korea, Mexico, and countries within the European Patent Convention and the Eurasian Patent Organization. The patents and patent applications we own and license upon which we rely for our therapeutic platform expire between 2033 and 2041. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and drug candidates.

Our patents and patent applications are directed to our product candidates and accompanying technologies. We seek patent protection for our development programs, product candidates and related alternatives by filing and prosecuting patent applications in the U.S. and other countries as appropriate.

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and the accompanying technologies we develop that are important to our business. If we are unable to secure or maintain patent protection with respect to our technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the field of drug development has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

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The intellectual property landscape in the field of oncology therapeutics is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Due to the intense research and development undertaken by academic institutions and multiple companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain for the coming years. There may be significant intellectual property-related litigation and proceedings relating to our own and other third-party intellectual property and proprietary rights in the future.

Our development and commercialization rights to our current and future product candidates and technology may be subject, in part, to the terms and conditions of licenses granted to us by others.

We expect to be reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the engineering and development of our current and future product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we choose to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent others from developing and commercializing competitive products in territories included in all of our licenses.

We engage in collaborations with scientists at academic and non-profit institutions to access technologies and materials that are not otherwise available to us. The agreements that govern these collaborations may include an option to negotiate an exclusive license to or acquire rights in inventions that are created in the course of these collaborations, but we may not be able to come to a final agreement with an institution holding rights in an invention that is relevant to the development and commercialization of our technology.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license or acquire from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. Additionally, we may be required to reimburse our licensors for all of their expenses related to the prosecution, maintenance, enforcement and defense of patents and patent applications that we in-license from them.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors will have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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Risks Related To Employee Matters, Managing Our Growth And Other Risks Related To Our Business.

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on members of our executive team. The loss of the services of any of them may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are “at-will” employees or consultants. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to This Offering, Ownership of our Common Stock and our Status as a Public Company.

An active public trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market or active private market for trading shares of our common stock. We will list our common stock on the NYSE American in connection with this offering; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the price of shares of common stock. An inactive market may impair our ability to raise capital by selling shares and our ability to use our capital stock to acquire other companies or technologies. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock may not bear any relationship to the market price at which our common stock will trade after this offering.

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Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value.

You should consider an investment in our common stock to be high risk and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Investors who purchase our common stock may not be able to sell their shares at or above the purchase price. Security market prices for securities of pharmaceutical companies have been highly volatile. In addition, the volatility of pharmaceutical company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the market price of our common stock to fluctuate include, but are not limited to:

●	adverse results or delays in our pre-clinical research activities and clinical trials;

●	the timing or delay of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment or termination of a commercial partnership for one or more of our product candidates;

●	the success of our collaborators and third-party contract researchers and their ability or failure to meet their obligations to us;

●	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

●	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

●	the commercial success of any product approved by the FDA or its foreign counterparts;

●	regulatory developments in the United States and foreign countries;

●	changes in the structure of healthcare payment systems;

●	any intellectual property infringement lawsuit involving us;

●	announcements of technological innovations or new products by us or our competitors;

●	market conditions for the biotechnology or pharmaceutical industries in general;

●	changes in financial estimates or recommendations by securities analysts;

●	sales of large blocks of our common stock;

●	sales of our common stock by our executive officers, directors and significant stockholders;

●	direct sales of our common stock through financing arrangements;

●	restatements of our financial results and/or material weaknesses in our internal controls;

●	the loss of any of our key scientific or management personnel; and

●	announcements regarding the ongoing exploration of the strategic options available to us.

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility and price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management’s attention and resources, and possibly delay our clinical trials or commercialization efforts.

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If financial or industry analysts do not publish research or reports about our business or if they issue inaccurate or unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the biopharmaceutical industry have declined significantly after those companies have failed to meet, or often times failed to exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.

Prior to this offering, there was no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade after the closing of this offering. Although we anticipate that our common stock will be approved for listing on the NYSE American, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have [*] shares of common stock outstanding based on the number of shares outstanding as of March 31, 2023. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, approximately [*]% of our outstanding shares will be subject to a [*]-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently-restricted shares sell them or are perceived by the market as intending to sell them.

Our executive officers, directors and their affiliates, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of common stock outstanding as of March 31, 2023, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold common stock representing approximately 35.9% of our outstanding common stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. Any of these actions could adversely affect the market price of our common stock. This concentration of ownership control may:

●	delay, defer, or prevent a change in control;

●	entrench our management and board of directors; or

●	delay or prevent a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

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Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates beneficially own over 35% of our outstanding common stock prior to this offering and will continue to own a majority of our common stock following this offering. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering or, if earlier, (i) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (ii) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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In addition, we have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information investors may receive from other public companies in which they hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Future sales of common stock by our officers and directors and principal stockholders or others of our common stock, or the perception that such sales may occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock after this offering, particularly sales by our directors, executive officers and principal stockholders could adversely affect the market price of our common stock and may make it more difficult to sell common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of [*], 2023, upon completion of this offering and conversion of our outstanding convertible notes into common stock, we will have an aggregate of [*] shares of common stock outstanding, assuming no exercise of our outstanding stock options after [*], 2023, and assuming the underwriters do not exercise their option to purchase additional shares.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Pursuant to our anticipated underwriting agreement, a substantial number our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold [*] days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to market standoff or lock-up agreements prior to the expiration of the lock-up period. See the section entitled “Shares eligible for future sale” for more information. Sales of a substantial number of such shares upon expiration of the market standoff and lock-up agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We intend to register the offer and sale of an aggregate of approximately [*] shares of common stock that have been issued or reserved for future issuance under our equity compensation plans on a Form S-8 registration statement. Once we register the offer and sale of these shares, they can be freely sold in the public market upon issuance, subject to the market standoff or lock-up agreements or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. If the holders of these shares choose to sell a large number of shares, they could adversely affect the market price for our common stock.

We may also issue shares of our common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

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Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $[*] per share in the price you pay for our common stock as compared to the pro forma as adjusted net tangible book value as of [*], after giving effect to the issuance of shares of our common stock in this offering at the initial public offering price of $[*] per share, as well as the issuance of shares of our common stock immediately prior to the closing of this offering at a [*]% discount to the initial public offering price pursuant to the conversion of outstanding convertible notes. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding options are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. As of March 31, 2023, there were outstanding options to purchase an aggregate of 641,950 shares of our common stock, at a weighted-average exercise price of $1.52 per share. To the extent that these outstanding options are exercised, you will incur further dilution.

For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

The Nevada Revised Statute contains provisions that could discourage, delay, or prevent a change in our control, prevent attempts to replace or remove current management and reduce the market price of our stock.

We are subject to the anti-takeover provisions of the Nevada Revised Statutes (“NRS”). Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Sections 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in our articles of incorporation or by-laws, restricts the ability of an acquiring person to obtain a controlling interest of 20% or more of our voting shares. Our articles of incorporation and by-laws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder is approved by the corporation’s Board before the person becomes an interested stockholder. After the expiration of the three-year period, the corporation may engage in a combination with an interested stockholder under certain circumstances, including if the combination is approved by the Board and/or stockholders in a prescribed manner, or if specified requirements are met regarding consideration. The term “combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation’s voting stock. A Nevada corporation may “opt out” from the application of NRS Section 78.411 et seq. through a provision in its articles of incorporation or by-laws. We have not “opted out” from the application of this section.

Our Articles of Incorporation exculpates our officers and directors from certain liability to us or our stockholders.

Our Articles of Incorporation contain a provision that no director or officer will be personally liable to us or our stockholders for damages regarding breaches of fiduciary duty. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. Additionally, these provisions and resultant costs may also discourage our bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers, even though such actions, if successful, might otherwise benefit us and our shareholders.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Litigation may adversely affect our business, financial condition, and results of operations.

From time to time in the normal course of its business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our s operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may be unavailable at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage for any claims could have a material adverse effect on our business, results of operations, and financial condition.

Our bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our bylaws, provide that we shall indemnify our officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on our behalf to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Thus, we may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. Stockholders who have questions respecting the fiduciary obligations of our officers and directors should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

Our management has broad discretion in the use of the net proceeds from this offering, and our use of the net proceeds may not enhance our operating results or the price of our common stock.

We intend to use the net proceeds we receive from this offering to fund ongoing development, including pre-clinical and clinical trials of our product candidate and for general corporate purposes, including working capital, deferred compensation, research and development activities, general and administrative matters and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses or products. While we do not have agreements or commitments for any specific acquisitions at this time, we may evaluate potential acquisition candidates to enhance our product offerings. Accordingly, our management will have considerable discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income, may be held in demand deposit accounts, or in investments intended to be highly liquid that may nevertheless lose value. If we do not use the net proceeds that we receive in this offering effectively, our business and prospects could be harmed, and the market price of our common stock could decline.

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We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner commensurate with the financial reporting requirements of an SEC registrant. Prior to the completion of this offering, we have been a private company and therefore have not designed or maintained internal controls over financial reporting commensurate with the financial reporting requirements of an SEC registrant. Accordingly, we have identified the following material weaknesses:

●	We did not design and maintain an effective control environment commensurate with the financial reporting requirements of a public company. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters timely and accurately as a public company, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently design and maintain formal accounting policies, procedures and controls or establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

●	We did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to timely respond to changes to the risks of material misstatement to financial reporting due to changes in the complexity in the business.

These material weaknesses contributed to the following additional material weaknesses:

●	We did not design and maintain effective controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries and the identification of and accounting for certain non-routine, unusual or complex transactions in a timely fashion, including the proper application of U.S. GAAP to such transactions.

●	We did not design and maintain effective controls over information technology general controls for information systems that are relevant to the preparation of its financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

The material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate these material weaknesses. Such measures include, but are not limited to: hiring additional finance and accounting personnel, upgrading our financial systems and implementing information technology general controls, establishing controls to identify, assess, and respond to the risks of material misstatement, and establishing controls to identify and account for certain non-routine, unusual or complex transactions in a timely fashion.

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While we are currently in the process of remediating the material weaknesses, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all. If we are unable to successfully remediate our material weaknesses, or identify any future material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, the market price of our stock may decline as a result, and we could be subject to sanctions or investigations by the SEC, or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. For additional information about our dividend policy, see the section entitled “Dividend policy” elsewhere in this prospectus.

Certain members of our management team have limited experience managing a public company.

Some of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or SOX, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank. The listing requirements of the NYSE America Market, and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, and the related rules of the SEC, which generally require our management and an independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. Beginning with the second annual report on Form 10-K that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

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To date, we have never conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify additional deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or an independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from [*] or other adverse consequences that would materially harm our business and reputation.

For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are an emerging growth company and we cannot be certain if (i) the reduced disclosure requirements or (ii) extended transition periods for complying with new or revised accounting standards applicable to emerging growth companies will make our common stock less attractive to investors. In addition, as a smaller reporting company we will also have reduced disclosure requirements.

We qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our Common Stock) or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Associated with our NYSE American Listing

In order to have our securities listed on the NYSE American, among other requirements, we will need to add independent qualified persons to our Board.

One of the requirements for a NYSE American listing is that a majority of the members of our Board be independent, or if we qualify as a Smaller Reporting Company (at least 50% of our Board), and that we have an Audit Committee that has at least three members (or two for a smaller reporting company), all of whom must be independent directors. In addition, at least one member of the Audit Committee must have experience that results in such individual’s financial sophistication, pursuant to SEC rules. Notwithstanding, the NYSE American authorizes a “phase-in” period whereby we will be required to have, (i) within 90 days of listing, a majority of “independent” members on our established Committees and (ii) within one (1) year of listing, in addition to a majority of independent Board members, all members of our Committees will be independent. While the Company is currently undertaking a search for qualified Board and Committee members, there can be no assurances that we will be able to find qualified Board members willing to serve on our Board and associated Committees. Currently, we have a four (4) member Board and only one Board member qualifies as independent under NYSE American rules. In the event we are unable to attract a sufficient number of independent qualified persons to serve on our Board, Audit Committee, Compensation Committee and Governance and Nominating Committee, we may be unable maintain our common stock listing on the NYSE American even if we are initially listed subject to the foregoing “phase-in” period. In the event that our common stock is not initially listed on the NYSE American, we would not proceed with the offering described in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include statements about the following:

●	the timing, progress and results of preclinical studies and clinical trials for our product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

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●	the timing, scope or likelihood of regulatory filings and approvals, including timing of Investigational New Drug applications and New Drug Application filings for, and final U.S. Food and Drug Administration approval of our current and any other future product candidates;
●	the timing, scope or likelihood of foreign regulatory filings and approvals;
●	our ability to use our understanding of the tumor microenvironment to identify product candidates and to match our therapies to select patient subsets;
●	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;
●	the success of our collaborators and third-party contract researchers and their ability or failure to meet their obligations to us;
●	our ability to develop combination therapies, whether on our own or in collaboration with third parties;
●	our manufacturing, commercialization and marketing capabilities and strategy;
●	the pricing and reimbursement of any product candidates we may develop, if approved;
●	the rate and degree of market acceptance and clinical utility of any product candidates we may develop;
●	the potential benefits of and our ability to establish or maintain future collaborations or strategic relationships or obtain additional funding;
●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;
●	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates we may develop, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
●	our competitive position, and developments and projections relating to our competitors and our industry;
●	our expectations related to the use of our existing cash, cash equivalents and marketable securities and the proceeds from this offering;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and
●	the impact of laws and regulations.

The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

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You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involve a number of assumptions and limitations, and the sources of such data cannot guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of            shares of our common stock in this offering will be approximately $              million (or approximately $              million if the underwriters exercise in full their option to purchase up to              additional shares), assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares offered by us at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $             . The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

As of [*], we had cash and cash equivalents of $[*] million. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of Orotecan;

●	approximately $ million to $ million to fund research and clinical trials activities related to the development of EO3001; and

●	the remainder for research and development activities, working capital and other general corporate purposes.

Based on our current operational plans and assumptions, we expect our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into [*]. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, may be insufficient to fund any of our drug candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our drug candidates.  It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, our drug candidates due to, among other factors, our limited experience with initiating, conducting and completing clinical trials, obtaining regulatory approval and commercializing our drug candidates, the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results and the actual costs of manufacturing and supplying our drug candidates.

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Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through licenses with or acquisitions of, or investments in, complementary businesses, products or technologies, and we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing, cost and success of preclinical studies and clinical trials, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending any use described above, we intend to invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of [*]:

●	on an actual basis;

●	on a pro forma basis to give effect to: (1) the conversion of all outstanding shares of our convertible securities into an aggregate of [*] shares of our common stock upon the closing of this offering; and (2) the filing and effectiveness of our amended and restated articles of incorporation upon the closing of this offering; and

●	on a pro forma as adjusted basis to give effect to: (1) the pro forma adjustments described above; and (2) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

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As of [●]
	Actual		Pro Forma		Pro Forma As Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$ [●]		$ [●]

Convertible Securities	$ [●]		$—
Stockholders’ (deficit) equity:
Preferred stock, $[●] par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—		—
Common stock, $[●] par value per share; [●] shares authorized, [●] shares issued and outstanding, actual; shares authorized, [●] shares issued and outstanding, pro forma; authorized, issued and outstanding, pro forma as adjusted	[●]		[●]
Additional paid-in capital	[●]		[●]
Accumulated deficit	([●]	)	([●]	)

Total stockholders’ (deficit) equity	([●]	)	([●]	)

Total capitalization	$ [●]		$ [●]

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity (deficit) and total capitalization by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price per share of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity (deficit) and total capitalization by approximately $              million.

The number of shares of our common stock to be outstanding after this offering is based on [●] shares of our common stock outstanding as of [●], after giving effect to the conversion of all outstanding convertible securities stock into an aggregate of [●] shares of common stock, and excludes:

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of [●] under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $[●] per share (which does not include options to purchase an aggregate of [●] shares of our common stock, at a weighted-average exercise price of $[●] per share, that were granted subsequent to [●], 2023);

●	[●] shares of our common stock available for future issuance as of [●] under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	[●] shares of common stock issuable upon the exercise of outstanding warrants having an average exercise price of $[*] per share.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of [●], we had a historical net tangible book deficit of $[●] million, or $[●] per share of our common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and the carrying values of our convertible preferred stock, which is not included within stockholders’ deficit divided by the [●] shares of our common stock outstanding as of [●].

Our pro forma net tangible book value as of [●], 2023 was $[●] million, or $[●] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of [●] shares of our common stock, as if such conversion had occurred upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of [●], after giving effect to the pro forma adjustment described above.

After giving further effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [●] would have been $         million, or $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and immediate dilution of $             per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of [●], 2023	$ ([●]	)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs	[●]

Pro forma net tangible book value per share as of [●], 2023	[●]
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $              , and dilution in pro forma net tangible book value per share to new investors by approximately $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 100,000 shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $              and decrease the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. A decrease of 100,000 shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $              and increase the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $                 per share, the increase in pro forma net tangible book value per share would be $                 and the dilution per share to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

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The following table summarizes, as of [●], on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an              assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders		%	$	%	$
New investors
Total		100%		100%

The number of shares of our common stock to be outstanding after this offering is based on [●] shares of our common stock outstanding as of [●], 2023 after giving effect to the conversion of all outstanding convertible securities stock into an aggregate of [●] shares of common stock, and excludes:

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of [●] under our Amended and Restated 2021 Omnibus Equity Incentive Plan, or at a weighted-average exercise price of $[●] per share (which does not include options to purchase an aggregate of [●] shares of our common stock, at a weighted-average exercise price of $[●] per share, that were granted subsequent to [●], 2023);

●	[●] shares of our common stock available for future issuance as of [●] under the Amended and Restated 2021 Omnibus Equity Incentive Plan; and

●	[●] shares of common stock issuable upon the exercise of outstanding warrants having an average exercise price of $[*] per share.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding our business development plans, pre-clinical and clinical studies, regulatory reviews, timing, strategies, expectations, anticipated expenses levels, business prospects and positioning with respect to market, demographic and pricing trends, business outlook, technology spending and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations) and express our current intentions, beliefs, expectations, strategies or predictions. These forward-looking statements are based on a number of assumptions and currently available information and are subject to a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Special Note Regarding Forward-Looking Statements” and under “Risk Factors” and elsewhere in this Prospectus. The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this Prospectus.

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Our Management’s Discussion and Analysis of Financial Condition and Results of Operations, (MD&A), is provided in addition to the accompanying audited annual and unaudited financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

●	Overview — Overview discussion of our business in order to provide context for the remainder of MD&A.

●	Results of Operations — Analysis of our financial results comparing the year ended December 31, 2022 to the year ended December 31, 2021.

●	Liquidity and Capital Resources —Analysis of cash flows and discussion of our financial condition and future liquidity needs.

●	Critical Accounting Policies & Estimates — Accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

Overview

We are a clinical-stage company developing new therapies targeting the fight against cancer. Since inception, we have focused our efforts on establishing a pipeline of unique small-molecule product candidates, which we are developing as potential new therapies for the treatment of cancer. The commercial markets for each of our product candidates are defined by unmet medical needs that we believe can be addressed by our drug candidates.

Product Development Programs

Orotecan®

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of irinotecan hydrochloride, an intravenous topoisomerase inhibitor approved by the FDA for the treatment of colorectal cancer and also used as a single agent or in combination therapy regimens in the treatment of a several types of cancer including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer. Orotecan’s oral formulation been developed in collaboration with cancer clinicians to improve tolerability and patient compliance in the treatment of rare childhood tumors, with an opportunity to expand into major adult cancers. We are currently conducting a Phase 1-2 clinical trial with Orotecan as a potential treatment for recurrent pediatric cancers in collaboration with Valent Technologies LLC.

EO1001

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. ErbB kinase receptors are over-expressed or mutated in many cancers, including breast cancer, ovarian cancer and non-small cell lung cancer. We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors in collaboration with Apollomics, Inc. and Senz Oncology Pty. Ltd.

EO3001

EO3001 a novel small-molecule drug candidate that has been studied in prior clinical trials involving more than 1000 patients, which established a baseline understanding of the safety and pharmacokinetic profile. Recent research has demonstrated EO3001 has potent and selective activity against ARID1A deficient cancer cells. Mutations in ARID1A are associated with treatment resistance and poor outcomes in several cancers including gynecologic malignancies, breast cancer, gastric cancer, colorectal cancer and pancreatic cancer. We are currently conducting preclinical research in collaboration with ORP Oncology Research Partners (Canada) Ltd. completing drug manufacturing and preparing regulatory documentation to initiate new Phase 1-2 human clinical trials with EO3001.

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Licenses & Collaborations

Evaluation and Option Agreement with Valent Technologies LLC

In December 2018, we entered into an agreement with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer. Under the terms of the agreement, Edison Oncology has been granted an exclusive option to acquire patents and intellectual property related Orotecan. On April 1, 2020, we amended the agreement with Valent. Under the terms of the amended agreement, Edison Oncology is funding and conducting certain research activities, including clinical trials in order that we may evaluate the clinical and commercial potential of Orotecan.

Pursuant to our agreement with Valent, we incurred expenses of approximately $71,000 in the year ended December 31, 2022 and $72,000 in the year ended December 31, 2021.

Agreement with Senz Oncology Pty. Ltd.

In February 2020, we entered into a contractual arrangement with Senz Oncology Pty. Ltd. (“Senz”), an Australia-based oncology pharmaceutical development company (the “Senz Agreement”). Pursuant to the terms of the Senz Agreement, Senz is responsible for certain activities related to our EO1001 Phase 1-2 clinical.

In accordance with the terms of the Senz Agreement, Edison Oncology provides funding to support clinical trial activities under the terms of an interest-bearing loan agreement. During the years ended December 31, 2022 and December 31, 2021 we loaned $144,000 and $357,000 to Senz, respectively. We reduce the loan principal for Senz by the R&D revenue services payment received from Apollomics. During the years ended December 31, 2022 and December 31, 2021 we recorded an expense of $[●] and $111,000, respectively. Senz Oncology is obligated to repay any outstanding principal and accrued interest to us at the completion of the clinical trial and such payment may be made to us in cash or securities of Senz Oncology.

Certain Senz research and development expenditures are eligible for the Australian Government’s R&D tax incentive scheme, which provides a refundable tax credit on eligible expenditures. Under the terms of the Senz Agreement, Senz is obligated to spend any such tax refunds to benefit of the development of EO1001. In October 2022 and October 2021, Senz reported to us that they had received cash refunds of approximately $69,000 and $140,000, respectively.

Research and Development and License Agreement with Apollomics, Inc.

In January 2021, we entered into a Development and License Agreement with Apollomics Inc., (the “Apollomics Agreement”) an international pharmaceutical development company. Pursuant to the terms of the Apollomics Agreement, we granted Apollomics exclusive rights to develop and commercialize EO1001 globally, except in China, Hong Kong and Taiwan.

Edison Oncology received an upfront cash payment upon signing of the Apollomics Agreement and is eligible to receive potential development and commercial milestone payments, as well as tiered royalties on net sales. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

Under the terms of the Apollomics Agreement, certain costs incurred by Senz under the Senz Agreement are recognized in R&D expense and invoiced to Apollomics for reimbursement. Reimbursement payments from Apollomics are recognized as gross R&D revenue. During the years ended December 31, 2022 and December 31, 2021 we recorded an R&D expense of $[●] and $1 million, respectively. During the years ended December 31, 2022 and December 31, 2021, we recorded R&D revenue of $[●] and $0.6 million, respectively, for costs reimbursed by Apollomics.

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Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd.

In December 2019, we entered into a Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd. (“ORP”), a company substantially controlled by our Chief Executive Officer. During the year ended December 31, 2021, ORP provided services related to the sale of our PARP-inhibitor program to Rakovina Therapeutics Inc. During the year ended December 31, 2022, ORP provided services related to the certain EO3001 research activities conducted in Canada. Pursuant to the Research & Services Agreement, the Company incurred research and development expenses of approximately $[●] in the year ended December 31, 2022, and $15,000 in the year ended December 31, 2021.

Certain ORP research and development expenditures are eligible for the Canadian Government’s Scientific Research & Experimental Development (SR&ED) tax incentive program, which provides a refundable tax credit on eligible expenditures. Under the terms of the Research & Services Agreement, ORP is obligated to spend any SR&ED tax refunds to benefit of the development of projects conducted under the of the Research & Services Agreement.

RESULTS OF OPERATIONS

The financial condition and results of operations include the accounts of the Company and its wholly owned subsidiaries, NewGen Therapeutics, Inc. and Edison Oncology Acquisition Corp.

Revenue

No revenues were generated from the sale of our proposed products for any of the periods presented.

We include revenue recognized from upfront licensing, sublicensing and milestone payments in “License Revenues” in our consolidated statements of operations. The Company recorded licensing revenue of $[●] in the year ended December 31, 2022 and $1.5 million in the year ended December 31, 2021.

We recognize revenue from research and development services provided by certain of our employees, as well as Senz and independent contractors, under the Company’s collaboration agreement with Apollomics in which they are to bear all costs associated with the development of the licensed product. These services are presented on a gross basis because the Company is the principal for such efforts. The research and development revenue recognized in the year ended December 31, 2022, was $[*], and in the year ended December 31, 2021, was approximately $0.6 million.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the clinical development of the Company’s product candidates Orotecan, EO1001 and EO3001, which include:

●	salaries and employee-related costs, including stock-based compensation;

●	laboratory and vendor expenses related to the execution of research, preclinical development and clinical trials;

●	expenses under agreements with third-party contract research organizations, investigative clinical trial sites that conduct research and development activities on the Company’s behalf, and consultants;

●	costs related to develop and manufacture preclinical study and clinical trial material; and

●	regulatory expenses.

The Company’s direct research and development expenses consist primarily of external costs, such as fees paid under third-party license agreements and to outside consultants, CROs, clinical site, contract manufacturing organizations (“CMOs”) and research laboratories in connection with its preclinical development, process development, manufacturing, clinical development, and regulatory activities.

The Company’s research and development expenses were approximately $[•] and $1.1 million in the years ended December 31, 2022 and 2021, respectively. The Company expects research and development expenses to increase in 2023. In particular, the Company expects the costs associated with investigative clinical trial sites that conduct research and development activities on the Company’s behalf to increase as the Company initiates clinical trials with EO3001 accepts new sites and new patients into ongoing clinical trials of Orotecan and EO1001. Similarly, the Company expects the laboratory and vendor expenses related to the execution of preclinical and clinical trials to increase in 2023, as well as costs related to the development and manufacture of its product candidates and the cost of prosecution and maintenance of our patents and patent applications.

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General and Administrative Expenses

General and administrative expenses consist primarily of salary and employee-related costs and benefits, professional fees for legal, intellectual property, consulting, investor and public relations, accounting and audit services, insurance costs, director’s fees and stipends, and general corporate expenses.

The Company’s general and administrative expenses were approximately $[•] and $344,000 in the years ended December 31, 2022 and 2021, respectively. Adjusting for non-cash items, the Company’s cash general and operating expenses were approximately $[•] and $130,000 in the years ended December 31, 2022 and 2021, respectively. We expect our general and administrative expenses will increase in 2023 as we incur additional audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements; director and officer insurance premiums; and investor relations costs; and hiring of additional personnel to support the growth and operational strategy of the Company.

Going Concern

The Company’s management has evaluated whether there is substantial doubt about the Company’s ability to continue as a going concern and has determined that substantial doubt existed as of the filing date of this registration statement. This determination was based on the following factors: (i) whether the Company’s available cash as of the date of this filing will be sufficient to fund its anticipated level of operations for the next 12 months after the issuance of this consolidated financial statement; (ii) whether the Company will require additional financing to continue at its expected level of operations; and (iii) if the Company fails to obtain the needed capital, whether it will be forced to delay, scale back, or eliminate some or all of its development activities or perhaps cease operations. In the opinion of management, these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern as of the filing date of this registration statement and for one year from the issuance of the consolidated financial statements.

Results of Operations

The following table summarizes our results of operations for the year ended December 31, 2022 and 2021:

	Years ended December 31,		Change
	2022	2021	$	$

Licensing revenue	$	$1,500,000
R&D revenue		594,818
Total revenue		2,094,818

Operating expenses
Research and development		1,050,452
General and administrative		344,338
Professional fees		207,676
Total operating expenses		1,602,530
Income from operations	$	$492,287

Other (income) expense:
Interest income		(10,337)
Interest expense		109,150
Interest expense – related party		41,907
Amortization of debt discount		31,700
Change in fair value of derivative liability		(7,550)
Loss attributable to equity method investment		831,592
Gain on forgiveness of PPP loan		(68,850)
Gain on sale of patent		(5,746,728)
Gain on sale on settlement of liability		(27,544)
Total other (income) expense:		(4,846,661)

Net income before tax provision		5,338,948
Provision for income taxes		38,800
Net income	$	$5,300,148

No revenues were generated from product sales for any of the periods presented.

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Licensing Revenue

The decrease in licensing revenue of approximately $1.5 million, or 100%, from $1.5 million for the year ended December 31, 2021 compared to no licensing revenue for the year ended December 31, 2022 was primarily attributable to the timing of licensing revenue received under the terms of our Development and Licensing Agreement with Apollomics, Inc. We did not recognize any licensing revenue in the year ended December 31, 2022 and recognized $1.5 million in the year ended December 31, 2021.

R&D Revenue

The increase in R&D revenue of approximately $[*] million, or [*]%, from $0.6 million for the year ended December 31, 2021 compared to $[*] for the year ended December 31, 2022 was primarily attributable to the increase in reimbursement for costs incurred for development of EO1001 in accordance with the Apollomics Agreement.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 increased by $[•] million, or [•]%, from $1.1 million in the year ended December 31, 2021 to $[•] million for the year ended December 31, 2022. The increase was primarily attributable to increased research and development activities during the period. The Company initiated its clinical trials activities with Orotecan and EO1001 during the year ended December 31, 2021. During the year ended December 31, 2022, the Company continued the Orotecan and EO1001 clinical trials and incurred additional expenses due to opening enrollment at additional clinical sites for each trial. Also during the period ended December 31, 2022 the Company initiated pre-clinical research and manufacturing activities related to EO3001. Due to increased research and development activities, the Company also recorded a $[•] million increase in contract employee-related and consulting expenses in 2022.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022 increased by $[•] million, or [•]%, from approximately $344,000 in the year ended December 31, 2021 to $[•] million for the year ended December 31, 2022. The increase was primarily related to higher general and administrative expenses associated with preparations for operating as a future public company, including (i) a $[•] million increase in accounting and legal costs, (ii) a $[•] million increased costs related to investor relations and shareholder communications activities, (iii) a $[•] million increase in insurance costs, and (iv) a $[•] million net increase in employee related costs coinciding with the increased staffing needs in preparation for becoming a public company and expected staffing needs in line with the Company’s strategy and operating plan. These increases in the year ended 2022 compared to 2021 were partially offset by a $[•] million decrease in share-based compensation expense.

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Other (income) expense

Other income, net decreased by $[•] million from income of $4.8 million for the year ended December 31, 2021 to an expense of $[•]million for the year ended December 31, 2022. The decrease was primarily due a reduction in other income attributable to the sale of intellectual property to Rakovina Therapeutics Inc. which was recognized as approximately $5.7 million during 2021 (nil, 2022). The gain in the year ended December 31, 2021 was primarily the gain on the sale of the EO2000 PARP inhibitor program to Rakovina Therapeutics, Inc., partially offset by a loss attributable to the equity method investment related to equity method investment in Rakovina Therapeutics, Inc. of $0.8 million. The loss attributable to the equity method investment during the year ended December 31, 2022 was $[•]a million, representing an increase by $[•] million, or [•]%.

The gross decrease in other income, net, for the year ended December 31, 2022 compared to 2021 was partially offset by (i) a $[•] million decrease in interest expense mostly due to the non-cash accrual of interest related to our convertible notes, (ii) a $68,850 gain on the forgiveness of a Payroll Protection Loan in 2021, (iii) $27,544 gain recognized on the settlement of outstanding liabilities.

Liquidity and Capital Resources

Financial Condition

Since the Company’s inception, we have financed our operations through the sales of our securities, primarily convertible notes, and to a lesser degree grants and research contracts as well as the licensing or sale of intellectual property rights to third parties. Refer to the paragraph under the heading “Going Concern” in the Financial Overview section above for management’s assessment of the Company’s ability to continue as a going concern.

Sources of Liquidity

Management expects the Company to incur substantial operating losses for the foreseeable future in order to complete clinical trials and launch and commercialize any product candidates for which it may receive regulatory approval. The Company will need to raise additional capital through a combination of equity offerings, debt financings, collaborations, and other similar arrangements. Our ability to raise additional capital may be adversely impacted by general political and economic conditions or a resurgence of COVID-19, COVID-19 variants, or another pandemic. In the event we are unable to access additional capital, it may need to curtail or greatly reduce its operations, which could have an adverse impact on our business, financial condition, and results of operations.

Cash Flows

As of December 31, 2021 the Company had approximately $0.9 million in cash and cash equivalents. The following table shows a summary of the Company’s cash flows for the year ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021

Net cash used in operating activities	$		$469,045
Net cash used in investing activities	$	$	nil
Net cash provided by financing activities	$		$370,000

Net Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2022, reflects a $[•] million loss for the year adjusted for $[•] million of net cash outflows related to changes in operating assets and liabilities, and certain non-cash items including: (i) a $[•] million expense recognized for stock-based compensation, (ii) a $[•] million loss attributable to our equity method investment in Rakovina Therapeutics Inc. and (iii)…

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Cash provided by operating activities for the year ended December 31, 2021, includes a $5.3 million income for the year adjusted for (i) approximately $58,000 related to changes in operating assets and liabilities, (ii) a $0.2 million non-cash expense recognized for stock-based compensation, (iii) $5.7 million non-cash gain on the sale of intellectual property (iv) a $.8 million non-cash loss attributable to our equity method investment in Rakovina Therapeutics Inc., (v) a $27,544 net non-cash gain on forgiveness of settlement of outstanding liabilities; (vi) $31,700 non-cash loss related to amortization of debt discount and (vii) $69,850 non-cash gain on forgiveness of a Payroll Protection Plan loan.

Net Cash Provided by Financing Activities

For the year ended December 31, 2022, cash provided by financing activities was $2.1 million, which was primarily attributable to proceeds from the issuance of our Series C Convertible Notes. This increase was partially offset by payment of debt issuance costs of $[•] million.

For the year ended December 31, 2021, cash provided by financing activities was $0.4 million, which was primarily attributable to proceeds from the issuance of our Series B Convertible Notes.

Future Liquidity and Needs

The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has not been able to generate significant revenues nor achieve operating profitability.

The Company’s available cash as of the date of this filing will not be sufficient to fund its anticipated level of operations for the next twelve months and the Company will require additional financing to continue at its expected level of operations. If the Company fails to obtain the needed capital, it will be forced to delay, scale back, or eliminate some or all of its development activities or perhaps cease operations.

As of the date of this filing, the Company’s obligation for cash payments to the holders of its Series B Convertible Notes consisted of principal and accrued interest of approximately $0.7 million. The outstanding principal and accrued interest of our Series B Convertible Notes will convert to common stock upon a liquidity event, including the effectiveness of this registration statement. In December 2022, the Company entered into an amendment agreement with the Series B noteholders whereby the maturity date of the Series B notes will be extended prior to the liquidity event upon filing of this registration statement, so long as the company maintains the currency of the registration.

As of the date of this filing, the Company’s obligation for cash payments to the holders of its Series C Convertible Notes consisted of principal and accrued interest of approximately $2.2 million. The outstanding principal and accrued interest of our Series C Convertible Notes will convert to common stock upon a liquidity event, including the effectiveness of this registration statement. If a liquidity event does not occur, the Series C notes will become due and payable on June 30, 2024.

Other than payments due under cash due upon maturity of its Series B and Series C convertible notes and cash to fund its normal operations, as of December 31, 2022 the Company has no significant contractual cash commitments required in 2023 or thereafter. The Company has no off-balance sheet arrangements.

Impact of COVID-19 and Russia/Ukraine Conflict on Our Business

The current COVID-19 pandemic could continue to, and future similar epidemics or pandemics could also, materially and adversely impact our ability to finance and conduct the Company’s business once it becomes operational and could materially and adversely impact its operations, funding, and/or financial performance. The COVID-19 pandemic has had no material impact on the Company’s current business activities which are primarily focused on compliance and fund-raising tasks. The Company has had and continues to have the same staff, same service providers and same processes as was the case prior to the pandemic.

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There is an ongoing conflict involving Russia and Ukraine and the war between the two countries continues to evolve as military activity proceeds and additional sanctions are imposed. The war is increasingly affecting economic and global financial markets and exacerbating ongoing economic challenges, including issues such as rising inflation and global supply-chain disruption. While the Company does not believe this conflict currently has a material impact on its financial accounting and reporting, the degree to which it will be affected in the future largely depends on the nature and duration of uncertain and unpredictable events, and its business could be impacted. Furthermore, future global conflicts or wars could create further economic challenges, including, but not limited to, increases in inflation and further global supply-chain disruption. Consequently, the ongoing Russia/Ukraine conflict and/or other future global conflicts could result in an increase in operating expenses and/or a decrease in any future revenue and could further have a material adverse effect on the Company’s results of operations and cash flow.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments, and assumptions that impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. The Company’s estimates are based on historical experience, known trends, events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs critical accounting policies.

The Company’s significant accounting policies used in the preparation of the consolidated financial statement are described in more detail in Note 2 of our Financial Statements on page F-8 of this Registration Statement. However, the Company believes that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations:

License and Collaboration Arrangements and Revenue Recognition

The Company’s revenues are generated primarily through license and collaboration agreements with pharmaceutical and biotechnology companies. The terms of these arrangements may include (i) the grant of intellectual property rights (IP licenses) to therapeutic drug candidates against specified targets, developed using the Company’s proprietary platform, (ii) performing research and development services to optimize drug candidates, and (iii) the grant of options to obtain additional research and development services or licenses for additional targets, or to optimize product candidates, upon the payment of option fees.

The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; payments for research and development services; fees upon the exercise of options to obtain additional services or licenses; payments based upon the achievement of defined collaboration objectives; future regulatory and sales-based milestone payments; and royalties on net sales of future products.

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized under ASC 606, the Company performs the following steps:

Step 1:	Identify the promised goods or services in the contract;
Step 2:	Determine whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;
Step 3:	Measurement of the transaction price, including the constraint on variable consideration;
Step 4:	Allocation the transaction price to the performance obligations; and
Step 5:	Recognition of revenue when (or as) the Company satisfies each performance obligation.

As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

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Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. The promised goods or services in the Company’s contracts with customers primarily consist of license rights to the Company’s intellectual property for research and development, research and development services, options to acquire additional research and development services, and options to obtain additional licenses, such as a commercialization license for a potential product candidate. Promised goods or services are considered distinct when:

(i)	the customer can benefit from the good or service on its own or together with other readily available resources; and
(ii)	the promised good or service is separately identifiable from other promises in the contract.

In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. The Company estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates whether to estimate the amount of potential payments and the likelihood that the payments will be received or use the right to invoice practical expedient. Under ASC 606, applicable to distinct licenses of IP, the Company evaluates and recognizes the royalties and sales milestones as revenue when (or as) the customer’s sales or usage occurs, unless doing so accelerates revenue recognition ahead of the entity’s satisfaction of the performance obligation to which the royalty relates. Therefore, the variable consideration connected to the Royalties and Sales Milestones is not estimated at inception of the contract and is recognized when the sales occur, and the royalties and sales milestones are met. For the research and development services, the right to invoice practical expedient is used whereby the contract research service activities to date are invoiced which correspond directly to the value of the related performance.

Licensing Revenue

The Company’s collaboration revenue arrangements include the following:

Upfront License and Sublicensing Fees

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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Milestone Payments

Milestone payments, in the form of additional license fees, typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the license or sublicense agreement, such as completion of specified development activities and/or regulatory submissions and/or approvals. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part. We recognize such milestones as revenue when they become due, and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, we recognize revenue in a manner similar to that of an upfront license fee.

The Company’s license and collaboration agreements may include development and regulatory milestones. The Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue and net loss in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, are primarily dependent upon our estimates of the development period. We define the development period as the point from which research activities commence up to regulatory approval of either our or our partners’ submission, assuming no further research is necessary. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. Should the FDA or other regulatory agencies require additional data or information, we would adjust our development period estimates accordingly. We did not recognize any milestone revenue in the year ended December 31, 2021 or December 31, 2022.

R&D Services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts.

Intangible Assets

The Company records its intangible assets at estimated fair value in accordance with ASC 350, Intangibles – Goodwill and Other. In-process research and development (“IPR&D”) assets acquired must have an alternative future use to be capitalized and are determined to have either indefinite or finite lives. Finite lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which is determined by identifying the period over which the cash flows from the asset are expected to be generated. IPR&D assets determined to have indefinite lives are tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

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With respect to the impairment testing of acquired IPR&D, ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, and ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. (“NewGen”) to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition (“Merger Sub”), was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company. As consideration for the purchase of the assets, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen. The aggregate fair value of these shares at the time of the acquisition totaled to $2,000,000, and including the transaction costs the asset acquisition was $2,201,555.

The Company has accounted for the transaction as an asset acquisition in accordance with ASU 2017-01 “Business Combinations (Topic 805) - Clarifying the Definition of a Business” and ASC 805 “Business Combinations.” Since the purchased intellectual property was deemed to have alternative future use, the Company recorded and IPR&D asset within Intangible asset on the consolidated balance sheet.

One of the patents was sold during the year ended December 31, 2021, with a carrying value of $206,075 (See Note 4).

Equity Method Investment

The Company accounts for investments in entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, using the equity method of accounting. The Company elected under ASC 825, Fair Value Option, for the investment to be treated as a fair value option. It will be remeasured at the end of each period at its fair value, with the change in fair value to be recognized in the Statement of Operations. The Company assesses its investment in equity method investments for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Company writes down the investment to its fair value. The Company does not believe that the value of its the equity method investment was impaired as of December 31, 2021 or December 31, 2022.

Fair Value Measurements

The Company’s financial instruments consist of cash, equity method investment, accounts payable, accrued liabilities, derivative liability, liability classified warrants. The carrying amounts of cash, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments. The fair value of the equity method investment, derivative liability, liability classified warrants are remeasured to fair value each reporting period.

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

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Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.
Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.
Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Research and Development

Research and development costs are expensed as incurred. The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing development, expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials, including salaries, share-based compensation and benefits, as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s on-going research and development activities conducted by third party service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, the Company adjusts its prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. To date, the Company has not experienced any material deviations between accrued and actual research and development expenses.

Warrants

The Company accounts for freestanding warrants within stockholder’s equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders’ equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

53

Basic and Diluted Earnings/Loss per Common Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the consolidated financial statements are computed in accordance with ASC 260 – 10, Earnings per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of shares of common stock outstanding. Diluted EPS is based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Potentially dilutive securities are excluded from the calculation of diluted loss per share, if their effect would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding as of December 31, 2021 and December 31, 2022, because their inclusion would have been anti-dilutive:

December 31, 2021
Warrants	286,227
Stock options	641,950
Convertible Debt	2,373,268
Total	3,301,445

December 31, 2022
Warrants	[*]
Stock options	[*]
Convertible Debt	[*]
Total	[*]

Stock-based Compensation

The Company issues stock-based awards to employees and non-employees, generally in the form of stock options. The Company accounts for its stock-based awards in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values. The Company’s stock-based awards are subject to service-based vesting conditions only. The stock-based compensation expense recognized represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of stock option awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur. The Black-Scholes option pricing model requires the use of subjective assumptions, including (i) the risk-free interest rate, (ii) the expected volatility of the Company’s common stock, (iii) the expected term of award, and (iv) the expected dividend yield.

Stock-based compensation expense includes the estimated fair value of equity awards vested or expected to vest during the reporting period. The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including grants of stock options, restricted stock units, modifications to existing stock options and equity classified warrants, in the consolidated statements of operations. Pursuant to Accounting Standards Update (“ASU”) 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the Company accounts for warrants issued to non-employees for their services in accordance with ASC 718.

The grant date fair value of stock options and equity-classified warrants are calculated using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

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Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, including Monte-Carlo simulations. Derivative instruments are valued at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at the end of each reporting period.

The Company reviews the terms of debt instruments, equity instruments and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Additionally, in connection with the issuance of financing instruments, the Company may issue freestanding options and warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

The Company accounts for its common stock warrants in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). Based upon the provisions of ASC 815, the Company accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it fails the equity classification criteria. The Company accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if the Company has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value each balance sheet date with the offset adjustments recorded in change in fair value of warrant liability within the consolidated statements of operations. See Note 9 in Part II, Item 8. “Financial Statement and Supplemental Data” of this Annual Report on this filing statement for additional information and specific assumptions used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2022 and 2021. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

Recently Adopted Accounting Pronouncements

See Note 2 to the consolidated financial statements included elsewhere in this report.

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BUSINESS

Overview

Edison Oncology Holding Corp. (Edison Oncology, the Company, we, our, us) is a clinical-stage biopharmaceutical company developing new therapies targeting the fight against cancer. Since inception, we have focused our efforts on establishing a pipeline of small-molecule product candidates, which we are developing as potential new therapies for the treatment of unmet medical needs in the field of cancer.

We concentrate our initial development efforts for each of our product candidates on treatment opportunities that are likely to allow for accelerated marketing approval under the USFDA’s expedited approval program for serious conditions (21 CFR part 314, subpart H). If successful, this strategy will allow us to seek initial marketing approval based on a relatively small single-arm clinical trial and then subsequently conduct large, randomized clinical trials after a product is on the market to support conversion to full FDA approval and marketing authorization in major international jurisdictions.

Where possible, we also seek to leverage existing clinical and pre-clinical safety and efficacy data to support our product development and regulatory applications in the United States under the US Food, Drug & Cosmetic (FD&C) Act Sec.505(b)(2). Section 505(b)(2) allows us to use research previously conducted by others to support submission of a new drug application (NDA), even if we do not have a license or right to reference these data. By leveraging existing data, we can potentially reduce the risk and overall cost of drug development and shorten the time to market.

Our product development portfolio currently consists of the following assets:

Our Pipeline – Lead Product Candidates

Orotecan® :

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of irinotecan hydrochloride, an intravenous topoisomerase inhibitor approved by the FDA for the treatment of colorectal cancer and also used as a single agent or in combination therapy regimens in the treatment of a several types of cancer including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer. Orotecan’s oral formulation has been developed in collaboration with cancer clinicians to improve tolerability and patient compliance in the treatment of rare childhood tumors, with an opportunity to expand into major adult cancers. We are currently conducting a Phase 1-2 clinical trial with Orotecan as a potential treatment for recurrent pediatric cancers in collaboration with Valent Technologies LLC. We plan to seek FDA marketing approval for Orotecan under FD&C Sec.505(b)(2).

EO1001:

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. ErbB kinase receptors are over-expressed or mutated in many cancers, including breast cancer, ovarian cancer and non-small cell lung cancer. We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors in collaboration with Senz Oncology Pty Ltd., and Apollomics, Inc.

EO3001

EO3001 a novel small-molecule drug candidate that has been studied in prior clinical trials involving more than 1000 patients, which established a baseline understanding of the safety and pharmacokinetic profile. A new understanding of the drug’s biological mechanism has led us to re-focus the development of EO3001 as a potential new treatment for patients whose cancers harbor ARID1A deficiencies. Mutations in ARID1A are associated with treatment resistance and poor outcomes in several cancers including gynecologic malignancies, breast cancer, gastric cancer, colorectal cancer and pancreatic cancer. We are currently conducting preclinical research in collaboration with ORP Oncology Research Partners (Canada) Ltd., and completing drug manufacturing and preparing regulatory documentation to initiate Phase 1-2 human clinical trials with EO3001. We plan to seek FDA marketing approval for EO3001 under FD&C Sec.505(b)(2).

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SUMMARY OF OUR PRODUCT DEVELOPMENT PIPELINE
Product			Clinical Trials			FDA Approved
Target Indications		Pre-clinical	Phase I	Phase II	Phase III	Post-approval research & monitoring
LEAD PRODUCT CANDIDATES
Orotecan® Oral irinotecan	Pediatric tumors, adult solid tumors
EO1001 pan-erbB TKI	Recurrent solid tumors
EO3001 targeted therapy	NSCLC/Breast, CNS Mets, primary CNS tumors

We seek to secure market exclusivity for our products through patent filings and other statutory provisions including Orphan Drug designations and Hatch-Waxman Exclusivity. Issued pharmaceutical patent claims provide product exclusivity for up to 20 years from the original filing date. The Orphan Drug Act (ODA) in the United States provides for granting special status to a drug developed to treat a rare disease or condition. In the United States, products designated as orphan drugs benefit from seven (7) years of market exclusivity following FDA approval, regardless of patent status. Other jurisdictions have enacted similar legislation. For example, the market exclusivity for orphan drugs in the European Union is ten (10) years from approval. The Hatch-Waxman act provides innovator drug companies with a period of FDA regulatory exclusivity, normally five years for a new product, during which time the FDA will not approve a generic version of the product.

We plan to advance our product candidates through pre-clinical and clinical development as both standalone therapies and in combination with our other therapies as long as their continued development is supported by clinical and nonclinical data. In addition, we may seek to establish development and marketing partnerships in order to partially offset development costs with strategic partners who are we believe are well suited for the development, and potential future marketing, sales and distribution of our products.

Product Development Programs

Orotecan®

Orotecan® (oral irinotecan HCl, VAL-413) is a novel oral formulation of irinotecan hydrochloride, an intravenous topoisomerase inhibitor approved by the FDA for the treatment of colorectal cancer and also used as a single agent or in combination therapy regimens in the treatment of a several types of cancer including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer. Orotecan’s oral formulation has been developed in collaboration with cancer clinicians to improve tolerability and patient compliance in the treatment of rare childhood tumors, with an opportunity to expand into major adult cancers. We are currently conducting a Phase 1-2 clinical trial with Orotecan as a potential treatment for recurrent pediatric cancers in collaboration with Valent Technologies LLC.

Irinotecan is a prodrug, which means that once in the body, irinotecan is converted to its active form, SN-38. SN-38 exhibits 1,000-fold more cytotoxic activity against cancer cells in vitro than the parent compound, irinotecan.1 Published data suggests the potential that oral delivery of irinotecan results in improved conversion of the parent compound to its active metabolite as noted in the published literature.2

11 NCI Drug Dictionary

2 Soepenberg etal. Clin Cancer Res (2005)11(4):1504-1511

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FDA-approved irinotecan HCl is delivered by injection either intravenously (i.v.) or as a liposomal formulation. I.V. irinotecan is approved as a first-line therapy in combination with 5-fluorouracil and leucovorin for patients with metastatic carcinoma of the colon or rectum and as a single agent for patients with metastatic carcinoma of the colon or rectum whose disease has recurred or progressed following initial fluorouracil-based therapy. Liposomal irinotecan is approved for use in combination with 5-fluorouracil and leucovorin for the treatment of metastatic adenocarcinoma of the pancreas after disease progression following gemcitabine-based therapy. In addition to the approved FDA indications, i.v. irinotecan is prescribed “off-label” in accordance with the National Comprehensive Cancer Network (www.NCCN.org) guidelines the treatment of other cancers including gastric cancers, neuroendocrine and adrenal tumors, pancreatic cancer, small cell lung cancer, cervical cancer, ovarian cancer, esophageal cancer, soft tissue sarcomas and bone cancer.. An analysis of Medicare data indicates that approximately 1.8 million doses of irinotecan are prescribed annually In the United States.3

A standard regimen of i.v. irinotecan for the treatment of childhood tumors involves daily infusions for five consecutive days every two to three weeks leading to significant patient inconvenience, diminished quality of life and high cost to the healthcare system. To address these issues, a method to administer i.v. irinotecan orally was developed by pediatric oncologists at leading academic medical centers. To date more than 200 patients have been treated with i.v. irinotecan delivered orally leading to a well-established dosing regimen and an understanding of the pharmacokinetics and safety profile. Promising safety and activity data has been established for i.v. irinotecan delivered orally in the treatment of Ewing sarcoma and other pediatric cancers; however, poor palatability of the drug has limited the widespread adoption of this approach in clinical practice.4

Orotecan is a novel oral formulation of irinotecan developed to improve the palatability, tolerability, and patient compliance of oral irinotecan, particularly in adolescent patients. We believe that Orotecan will provide several potential advantages for the treatment of pediatric and adult tumors including improved convenience and patient compliance, reduced cost and, potentially, improved conversion of the parent compound to its active metabolite as noted in the published literature.5

We are developing Orotecan in collaboration with Valent Technologies LLC. Valent Technologies has established and patented a novel oral formulation of irinotecan that we believe will improve palatability and allow for widespread market adoption of oral irinotecan. Valent Technologies has granted Edison Oncology the exclusive option to acquire worldwide rights to Orotecan following the completion of the currently ongoing Phase 1-2a clinical trial (see Licenses and Collaborations).

In October 2019, Valent Technologies received a notice of allowance from the FDA for an investigational drug application (IND), clinicaltrials.gov identifier: NCT04337177. In April 2020, we presented an overview of our clinical trial design at the 2020 Annual meeting of the American Association of Cancer Research (AACR). Our Phase 1-2a clinical trial is designed to examine the safety and tolerability of Orotecan and provide data to allow us to assess the pharmacokinetics of Orotecan compared to current oral regimen employing unformulated i.v. irinotecan given orally.

During the years ended December 31, 2020 and December 31, 2021, we undertook activities to initiate human clinical trials with Orotecan. In February 2022, we announced the treatment of the first patient in a Phase I/II clinical trial designed to evaluate the safety, pharmacokinetics, improved palatability and tumor responses following treatment with Orotecan in patients with recurrent pediatric cancers.

We plan to enroll up to 20 patients ≥ 1 year of age or ≤ 30 years of age with recurrent pediatric solid tumors in this trial at leading pediatric cancer hospitals in the United States. Data collected from this study will allow for an assessment of Orotecan® safety and efficacy. Toxicity is being evaluated and documented using NCI CTCAE guidelines and tumor responses are being evaluated based on RECIST criteria.

In June 2023, we presented an overview of our ongoing Phase 1-2a clinical trial in a poster presentation at the annual meeting of the American Society for Clinical Oncology (ASCO)6. Preliminary clinical observations from our ongoing clinical trial demonstrate equivalent pharmacokinetics for Orotecan compared to unformulated i.v. irinotecan given orally in a single patient. No dose limiting toxicities have been reported in patients treated with Orotecan to date in this ongoing clinical trial. While these data are preliminary in nature, we believe they support the hypothesis that Orotecan may improve the palatability, tolerability, and patient compliance as a potential new oral treatment regimen for irinotecan.

3 Part B National Summary Data File (Previously known as BESS), Centers for Medicare & Medicaid Services, CMS.gov

4 Wagner, L. Clin.Sarcoma Res (2015)5(20)

5 Soepenberg etal. Clin Cancer Res (2005)11(4):1504-1511leading ad

6 Bacha, J. J.Clin.Onc (2023)41(16): supplement ASCO Annual Meeting Abstract TPS10073

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A favorable outcome of this trial will support the advancement of Orotecan into advanced registration-directed clinical trials. We have received guidance from the USFDA on a clinical development program for Orotecan suitable to support a market application for the treatment of Ewing sarcoma under the accelerated approval program for rare, life-threatening diseases (§21 CFR, part 314, subpart H). We plan to seek FDA marketing approval for Orotecan under FD&C Sec.505(b)(2).

Initial target market for Orotecan: Ewing sarcoma

Edison Oncology’s initial target market for Orotecan is Ewing sarcoma. Ewing sarcoma is a cancer that occurs primarily in the bone or soft tissues and is the second most common type of bone cancer affecting children and young adults.7 Ewing sarcoma is considered a rare disease and therefore we believe that Orotecan may be eligible for designation as “orphan drug” for the treatment of Ewing sarcoma.

The incidence of Ewing sarcoma in the United States is approximately 2.93 per million population, representing approximately 200-300 patients per year,8 with peak incidence is between 10 to 15 years of age, with around 30% of the cases arising in children under the age of 10, and another 30% are in adults over the age of 20.9

Current treatments for Ewing sarcoma include chemotherapy, surgery and radiotherapy. Long-term side effects of these treatments can include heart and lung problems, emotional and learning difficulties, growth issues and secondary cancers associated with chemotherapy or radiation. Patients with metastatic or recurrent Ewing sarcoma have poor outcomes and the development of new and improved treatments for Ewing sarcoma represents a significant unmet medical need.10

Approximately thirty percent of patients will experience recurrence within five years following treatment. The prognosis for patients with recurrent or progressive Ewing sarcoma is poor with average survival from the time of relapse of only 14 months and a dismal 1- and 5- year survival rates for metastatic disease of 40% and 15-30%, respectively.11

Intravenous (i.v.) irinotecan has been used “off-label” to treat Ewing sarcoma with promising results and published response rates of up to 65% in published clinical trials.12 A standard regimen of i.v. irinotecan for the treatment of childhood tumors involves daily infusions for five consecutive days every two to three weeks leading to significant patient inconvenience, diminished quality of life and high cost to the healthcare system.

There is currently no FDA-approved oral formulation of irinotecan. An experimental oral dosing regimen using the i.v. irinotecan liquid has been established by leading academic clinicians in an effort to improve patient convenience and reduce cost. To date, more than 200 pediatric patients have received the intravenous irinotecan preparation given orally across several clinical trials. Although there have been no studies directly comparing the efficacy of oral vs. intravenous administration of irinotecan, observation of similar response rates and toxicity profiles has been reported.13 However, the formulation has poor palatability, and anecdotally approximately one-fourth of patients may not be able to tolerate i.v. irinotecan given orally.

Orotecan is a novel oral formulation of irinotecan developed to improve the palatability, tolerability, and patient compliance of oral irinotecan, particularly in adolescent patients. Patents claiming compositions, formulation and use of Orotecan have been filed, with claims anticipated to provide patent protection through 2042 in the United States and international jurisdictions. In addition, we plan to seek an orphan drug designation for Orotecan in the treatment of Ewing sarcoma in jurisdictions where it is available. If granted, an orphan drug designation will provide seven years of market exclusivity in the United States and ten in Europe.

7 Heane etal. CurOpnPed (2009) 23:365-372

8 Esiashvili etal J Pediatr Hematol Oncol. 2008 Jun;30(6):425-30.

9 Durer StatPearls (2022) https://www.ncbi.nlm.nih.gov/books/NBK559183/

10 Setty etal. PedDrugs (2023) preprint manuscript

11 Valdes etal CaseRepOncol (2017)10(2):462-472

12 Casey et al Pediatr Blood Cancer (2009) 53:1029-34.

13 Wagner, L. Clin.Sarcoma Res (2015)5(20)

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Based on the promising results reported with the intravenous formulation of irinotecan in the treatment of Ewing sarcoma following both injected and oral administration, we believe that Orotecan as an improved oral formulation is well positioned to address unmet medical needs in the treatment of Ewing sarcoma.

We are currently conducting a Phase I/II clinical trial designed to evaluate the safety, pharmacokinetics, and palatability of Orotecan. We anticipate presenting interim data from this trial at peer-reviewed scientific meetings during calendar 2023. If favorable, interim pharmacokinetic and palatability data would support the advancement of Orotecan into advanced registration-directed clinical trials. We have received guidance from the USFDA on design of registration trials suitable to support a market application for Orotecan as a treatment of Ewing sarcoma under the accelerated approval program for rare, life-threatening diseases (§21 CFR, part 314, subpart H). Subject to favorable clinical trial results and access to capital, we anticipate that we may be able to complete registration directed clinical trials with Orotecan as a potential treatment for Ewing sarcoma as early as the end of 2025.

Opportunities for Orotecan market expansion

Intravenous irinotecan is currently approved by the USFDA for the treatment of colorectal cancer and as a liposomal formulation for the treatment of pancreatic cancer. Based on treatment guidelines published by the National Comprehensive Cancer Network (NCCN Guidelines), i.v. irinotecan is also prescribed off-label, for treatment of a range of cancers including esophageal, lung, gynecologic, neuroendocrine, adrenal, central nervous system cancers and sarcomas. Off-label use is reimbursed by public and private payors.14

An analysis of Medicare data indicates that approximately 1.8 million doses of irinotecan are prescribed annually in the United States.15

We believe that Orotecan, as potentially the first FDA-approved oral dosage form of irinotecan, will improve patient convenience and reduce the overall cost of care and be an attractive therapeutic product for patients, their treating oncologists and payors. Any treatment regimen currently employing i.v. irinotecan as a single agent or in combination with another oral therapy would potentially benefit from an oral version of the drug. The current NCCN drugs and biologics compendium, recommends irinotecan as a single-agent for the treatment of recurrent colorectal, small cell lung, cervical, small bowel, ovarian, esophageal, gastric cancers and soft-tissue sarcomas.16 Additionally, irinotecan if often combined with oral temozolomide in the treatment of pediatric cancers and central nervous system tumors.

To support market expansion, Edison Oncology plans support investigator-sponsored Phase 2 clinical trials of Orotecan in adult tumors and may invest in company sponsored clinical trials and seek FDA approval for Orotecan in additional therapeutic indications.

EO1001

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB tyrosine kinase inhibitor (TKI) targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. Preclinical data suggests a favorable pharmacokinetic and toxicity profile and promising activity against ErbB-driven cancers, including brain tumors, in animal models.

We believe these data suggest the potential for EO1001 to overcome treatment resistance and improve patient outcomes in the treatment of ErbB-driven cancers. Based on our research, EO1001 has the potential to become an important component of the treatment armamentarium against cancers that have become resistant to FDA-approved EGFR and HER2 targeting therapies.

We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent ErbB-positive solid tumors.

We are developing EO1001 in collaboration with Senz Oncology Pty. Ltd. and Apollomics, Inc. (See Licensing and Collaborations). In January 2021, we entered into a Development and License Agreement with Apollomics, Inc., (“Apollomics”) an international pharmaceutical development company. Pursuant to the terms of the agreement, we granted Apollomics exclusive rights to develop and commercialize EO1001 globally, except in China, Hong Kong and Taiwan. We received an upfront cash payment upon signing of the agreement and are eligible to receive potential development and sales milestone payments, as well as tiered royalties on net sales. Apollomics is responsible for all costs related to development, regulatory approvals, and commercialization activities for EO1001 in the licensed territories.

14 United Healthcare Reimbursement Policy CAMP12012011RP

15 Part B National Summary Data File (Previously known as BESS), Centers for Medicare & Medicaid Services, CMS.gov

16 NCCN Drugs and Biologics Compendium (2023)

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ErbB receptor tyrosine kinases: EGFR (ErbB1), HER2 (ErbB2), HER3 (ErbB3) and HER4 (ErbB4) are part of a complex network activating signaling pathways involved in cell growth and survival. Mutations resulting in activation ErbB-related pathways are implicated in the formation of many cancers. A meta-analysis of patients with non-small cell lung cancer (NSCLC) found that EGFR mutations were present in 38.4% of NSCLC17 and amplification of EGFR occurs in 57.4% of glioblastoma (GBM) patients.18 Approximately 25% of breast cancer patients overexpress the HER2, which confers a more aggressive tumor phenotype leading to poor prognosis.19

We presented an overview of our EO1001 preclinical research at the 2019 Society for NeuroOncology (SNO) Conference on Brain Metastasis and at the Sixth AACR – International Association for the Study of Lung Cancer (IASLC) Joint International Lung Cancer Conference in January 2020. These data suggest the potential for superior activity, particularly against treatment-resistant tumors compared to the FDA-approved agents used as positive controls in these studies.

Cell lines-model	ErbB Mutation Status	Control Arm(s)	Summary Results
GBM39-intracranial	EGFRvIII mutant	Untreated	p>.001 survival vs control

GBM12-intracranial	EGFR amplified	Untreated; lapatinib	EO1001 demonstrated improved survival compared to lapatinib (p<0.001)

GBM12-intracranial	EGFR amplified	Untreated; erlotinib	EO1001 demonstrated improved survival compared to erlotinib (p<0.05)

U87-intracranial	EGFRvIII transfected	Erlotinib	EO1001 demonstrated improved survival compared to erlotinib (p<0.001)

N87-gastric flank	HER2+	Untreated lapatinib	EO1001 equal or superior to control throughout treatment and observation period

H1975i-NCSLC flank	EGFR (T790M)+	Untreated; erlotinib; afatinib	EO1001 equal or superior to control throughout treatment and observation period

Table : Summary of in vivo results comparing anti-tumor activity EO1001 to FDA approved ErbB TKIs ErbB-driven xenograft models.

In June 2021, the Monash Health Human Research Ethics Committee (HREC) granted approval to initiate human clinical trials with EO1001 under the Clinical Trial Notification (CTN) Australia-New Zealand regulatory scheme (ANZCTR identifier: ACTRN12620000583943). In August 2021, we presented an overview of our clinical trial design at the Society for NeuroOncology Annual Conference on Brain Metastases.

Our EO1001 Phase 1-2 clinical trial is an ascending single and multiple dose study of the safety, tolerability, pharmacokinetics, and anti-tumor activity of once-daily oral treatment with EO1001 in patients with advanced cancer. The primary objective of the study is to define a safe dose for testing in subsequent clinical trials and to assess pharmacokinetics and efficacy outcomes in patients receiving treatment with EO1001. The protocol also allows for the assessment of biomarkers (EGFR, p-EGFR, T790M, HER2, p-MAPK, p-Akt, Ki-67, p-27KIP1) in skin and tumor biopsies, if deemed medical reasonable by the clinical investigator. EO1001 exposure in brain is evaluated via collection of cerebral spinal fluid (CSF) in patients with confirmed central nervous system (CNS) metastasis or primary brain tumors, if medically reasonable.

The trial employs an accelerated dose escalation design to reduce the number of patients treated at sub-therapeutic doses and to accelerate study timelines. Each dose cohort will enroll a single patient in the dose escalation phase until drug-related toxicity (≥Grade 2) is observed in the first dosing cycle, after which dose escalation will revert to a standard 3+3 design. A recommended Phase 2 dose (RP2D) will be determined for further study based on the maximum tolerated dose (MTD). Following establishment of the RP2D, EO1001 will be administered in an expansion cohort such that a minimum of 20 subjects will be treated at the proposed RP2D.

17 Zhang etal Oncotarget(2016) 7(48):78985-78993

18 An etal Oncogene(2018) 37(12): 1561-1575

19 Rexer etal Crit.Rev.Oncog(2012) 17(1):1-16

61

Toxicity is assessed by NCI CTCAE guidelines and tumor response is assessed by RECIST criteria or RANO for CNS disease. Biomarker and CNS exposure evaluations are conducted if medically feasible at the discretion of the investigator.

In September 2021, we announced the treatment of the first patient in our Phase 1-2 clinical trial with EO1001. During the year ended December 31, 2022, we opened additional sites for enrolment in Australia and dose escalation phase of the trial continued. Pharmacokinetic analysis of patients treated to date demonstrates systemic absorption and predictable exposure following oral delivery of EO1001. The maximum tolerated dose has not yet been reached.

During 2023, we plan to open additional centers for enrolment in Australia. We also anticipate achieving dose levels and drug exposure similar to those demonstrating efficacy in preclinical studies. We also anticipate reaching the MTD and presenting interim trial results at a peer-reviewed scientific meeting during 2023.

A favorable outcome of this clinical trial will support the advancement EO1001 into late-stage Phase 2-3 clinical trials in the United States and international jurisdictions under the terms of our licence agreement with Apollomics, Inc. Apollomics will assume responsibility for further development of EO1001 and we will be entitled to milestone payments based on development, regulatory and commercial milestones, and royalties on net sales of EO1001 following regulatory approval.

Initial Target Market for EO1001

EO1001 is a first-in-class, novel, patented, oral, brain-penetrating, irreversible pan-ErbB tyrosine kinase inhibitor (TKI) targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4) kinases. Preclinical data suggests a favorable pharmacokinetic and toxicity profile and promising activity against ErbB-driven cancers, including brain tumors, in animal models.

We believe these data suggest the potential for EO1001 to overcome treatment resistance and improve patient outcomes in the treatment of ErbB-driven cancers. Based on our research, EO1001 has the potential to become an important component of the treatment armamentarium against cancers that have become resistant to FDA-approved EGFR and HER2 targeting therapies.

ErbB receptor tyrosine kinases: EGFR (ErbB1), HER2 (ErbB2), HER3 (ErbB3) and HER4 (ErbB4) are part of a complex network activating signaling pathways involved in cell growth and survival. Mutations resulting in activation ErbB-related signaling are implicated in the formation of many cancers.

EGFR TKIs such as Tarceva® (erlotinib), Iressa® (gefitinib), Gilotrif® (afatinib), Vizimpro® (dacomitinib) and Tagrisso® (osimertinib); and HER2 targeting agents such as Tykerb® (lapatinib) and Herceptin® (trastuzimab) have become standard of care in the treatment of many common malignancies including non-small cell lung, breast, gastric and pancreatic cancers. These products have transformed patient outcomes and generated billions of dollars in global revenue.20

Unfortunately, resistance to treatment develops rapidly and continued innovation is required to maintain treatment benefit and improve patient outcomes. For example, 50-60% of patients treated with first-or second-generation EGFR TKIs, develop resistance in response to treatment due to the development of a secondary point mutation that substitutes methionine for threonine at amino acid position 790 (T790M) on the EGFR kinase protein, resulting in a drug-resistant variant.21

Osimertinib, a third-generation EGFR TKI selectively targets T790M mutant cells was approved by the FDA in 2015 for T790M-positive NSCLC patients whose tumors progressed following first- or second-generation EGFR TKI therapy. Additionally, osimertinib exhibits an improved tolerability profile compared to first- or second-generation EGFR TKI and substantial central nervous system (CNS) activity has led to its wide adoption for treatment in the first-line setting, regardless of T790M status.22

20 SEC Filings; evaluate.com

21 Suda etal J.ThoracOncol(2009) 4(1):1-4

22 Ramalingam etal N.Eng.J.Med.(2020) 382(1):41-50

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The prevalence of brain metastases is common in ErbB-mutant cancers and is a significant driver of morbidity and mortality in cancer patients. Approximately one-half of HER2+ breast cancer patients23 and one-third of EGFR+ NSCLC patients24 will experience brain metastasis during the course of their disease. Approximately 25% of EGFR+ NSCLC patients have evidence of cancer in the brain at the time of their initial diagnosis.25

Brain metastases are the most common adult intercranial tumors with up to 30% of cancer patients developing brain metastases26 and CNS metastases accounting for more than half of brain tumor diagnoses.27

Most drug treatments have poor brain penetration and cannot be used to treat cancer that has spread to the brain or CNS. When treatments do have an effect against a cancer that has spread to the brain, the benefit is short lived, with resistance often developing within six months.28 Other than osimertinib, current FDA-approved ErbB targeting therapies have demonstrated limited benefit in patients with brain metastases. Unfortunately, patients inescapably develop resistance to osimertinib treatment and are left with few options other than palliative care.29

An important mechanism of acquired resistance to treatment involves “cross-talk” between ErbB family members whereby a tumor cell treated with an ErbB inhibitor can continue growth signaling through another ErbB family member. It has been established that HER2 amplification is a mechanism of acquired resistance to EGFR TKIs30 and EGFR over-expression and activation induces resistance to HER2 targeted therapy.31 For example, the development of secondary HER2 mutations are associated with acquired resistance to osimertinib treatment.32

The development of new treatments, particularly agents targeting multiple ErbB receptors and the ability to cross the blood-brain-barrier, are needed to address this significant unmet medical need.

In preclinical animal models, EO1001 demonstrated activity against treatment-resistant tumors leading to improved survival compared to the FDA-approved ErbB targeting agents used as positive controls in these studies. Exposure of EO1001 in brain-tumor tissue up to 8x higher than plasma has been observed in pre-clinical animal studies, and activity against brain tumors in orthotopic animal models has been observed.

We are currently conducting a Phase 1-2 clinical trial with EO1001 as a potential treatment for recurrent solid tumors, including in patients with brain metastases, in collaboration with Senz Oncology Pty. Ltd. and Apollomics, Inc. (See Licensing and Collaborations). Pharmacokinetic analysis of patients treated to date demonstrates systemic absorption and predictable exposure following oral delivery of EO1001. The maximum tolerated dose has not yet been reached and we are continuing the dose-escalation phase of the trial.

A favorable outcome of this clinical trial will support the advancement EO1001 into late-stage Phase 2-3 clinical trials in the United States and international jurisdictions. Based on prior approvals of ErbB tyrosine kinase inhibitors, we believe that EO1001 may be eligible for to receive accelerated approval under the FDA’s accelerate approval program for rare, life-threatening diseases (§21 CFR, part 314, subpart H).

Under the terms of our licence agreement with Apollomics, they are responsible for all costs of development and commercialization related to EO1001, including our current Phase 1-2 clinical trial. We received an upfront cash payment and, subject to the completion of certain development and sales milestones, we will be eligible to receive additional cash milestone payments as well as tiered royalties on net sales if EO1001 is approved for marketing by the FDA or other international regulatory agencies.

If our current Phase 1-2 clinical trial is successful, further development and commercialization will be undertaken by Apollomics, Inc. Development decisions and timelines will be dependent on Apollomics. Subject to favorable clinical trial results and access to capital, we anticipate that Apollomics may be able to complete initial registration directed clinical trials with EO1001 as a potential treatment for recurrent ErbB-mutant solid tumors by the end of 2026.

23 Stavoru, ESMO Review(2021) and Leone, CurOncRep(2019);

24 Kelly, Frontiers in Oncology(2018)

25 Cagney etal NeuroOncology(2017)

26 Wen etal Oncology(1999) 13(7):941-54

27 Wen etal Oncology(1999) 13(7):941-944

28 Lau etal J.Immunoth.Can(2021) 9(10):e002995

29 Bertoli etal Int.J.Mol.Sci. (2022) 22(13):6936-6949

30 Takezawa etal Can.Disc(2012) 2(10)922-933

31 Dua etal Breast.Can.Res&Trt(2010) 122(3):685-697

32 Yamaoka etal Trans.Lung.Can.Res (2020) 9(5):2178-2183

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Opportunities for EO1001 market expansion

We anticipate that Apollomics will focus initial development on recurrent ErbB driven cancers. If successful, we believe that EO1001 has the potential to be also adopted as front-line therapy in the treatment of in EGFR+ and HER2+ cancers.

Mutations causing errant activation of ErbB receptor tyrosine kinases are implicated in many cancers. A recent analysis of the AACR Project Genomics Evidence Neoplasia Information Exchange (GENIE) found that collectively, 12% of all cancers examined in the GENE data set harbored ErbB mutations.33 In addition, it is well established that a tumor initially formed by non-ErbB mechanisms can become resistant to treatment by upregulation of ErbB signaling.34 We believe that EO1001 may have the potential benefit such patients by targeting acquired ErbB resistance, including the development of ErbB “cross-talk” via EO1001’s pan-ErbB inhibition mechanism.

Furthermore, we believe that the potential to use EO1001 in an adjuvant setting following initial treatment when tumor burden is low and the pool of dividing tumor cells that can acquire new mutations is small may result in improved patient outcomes. Based on the reported incidence of ErbB mutations in the GENIE dataset and an analysis of data from the United States Surveillance, Epidemiology and End Results (SEER) database, we estimate that more than 150,000 patients in the United States could potentially benefit from an adjuvant treatment strategy with EO1001.

EO3001

EO3001 is a novel targeted small-molecule drug candidate that has demonstrated potent and selective activity against ARID1A-deficient cancer cells. An in vitro screen identified EO3001 to have the highest differentiation in activity between ARID1A-deficient (mutant) and ARID1A-proficient (wildtype) cells. Mutations in ARID1A are associated with treatment resistance and poor outcomes in several cancers including gynecologic malignancies, breast cancer, gastric cancer, colorectal cancer, liver cancer and pancreatic cancer.35

EO3001 was previously studied as a single agent and in combination with other cancer treatments in multiple clinical trials in the United States. These prior clinical trials involved more than 1,000 patients and provide a basis of understanding for EO3001’s safety and pharmacokinetic profile. Edison Oncology plans to reference these data to support future regulatory filings under 505(b)2 regulations.

In prior clinical trials, anti-tumor activity was observed following treatment with EO3001 across a range of tumor types; however, a lack of understanding of the drug’s mechanism of action hindered advanced development of the drug. Without knowledge of anti-tumor mechanism, large clinical trials are likely to enroll patients whose tumors do not express key mutations underlying the anti-tumor activity of a targeted agent. Indeed, EO3001 failed to meet its primary statistical endpoint in a prior Phase 3 clinical trial and development was discontinued.

ARID1A is a gene involved in DNA-damage repair and in the formation of the SWI/SNF complex. In mammalian cells, the SWI/SNF complex is an important regulator of cellular respiration and glycolysis.36 ARID1A-mutant cells are deficient in the uptake of an amino acid that is important in the SWI/SNF complex formation and become highly reliant on oxidative phosphorylation (OXPHOS) for generation of cellular energy required for survival. Therefore, cells harboring ARID1A mutations are highly susceptible to synthetic lethality by agents that interrupt OXPHOS.

Recent research has led to a new understanding of the EO3001 anti-cancer mechanism. EO3001 binds to and inhibits a key protein involved in the mitochondrial electron transport chain, which is a critical component of OXPHOS. Upon binding to its protein target, EO3001 causes a conformational change in the protein which results in disruption of OXPHOS and apoptotic cell death in cells dependent on OXPHOS. OXPHOS-dependent cells are up to 1000 times more sensitive to treatment with EO3001 than normal or ARID1A- wild-type cells.

In April 2023, we presented data from preclinical studies demonstrating a significant difference in activity between isogenic ARID1A-mut vs. wildtype pairs established from multiple cancer cell lines at the AACR annual meeting.37

We are currently preparing regulatory documentation to support initiation of new biomarker-driven human clinical trials. We have recently completed cGMP manufacturing of a kilogram-scale batch of EO3001 pharmaceutical ingredient, which will be used in our clinical trials.

33 AACR Project Genie Consortium(2017) Cancer Disc 7(8):818-831

34 Camidge etal Nature Rev(2014) 11(8):473-81

35 Kurzock etal Cancers(2022) 14(17):4281-4291

36 Nickerson etal. FrontOncol (2017) 7:49

37 El-Naggar, A(2023) AACR Abstract 4967

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Our initial clinical study with EO3001 will be a Phase 1-2a clinical trial to study the safety, tolerability, pharmacokinetics, and anti-tumor activity of EO3001 in patients with recurrent solid tumors. The primary aim of the study will be to confirm that the pharmacokinetic and safety profile of newly manufactured EO3001 is consistent with prior clinical experience with the drug. We also plan to analyze biomarker data from enrolled patients to correlate EO3001’s anti-tumor activity to the presence of ARID1A mutations in human cancer patients.

A successful outcome of this trial will define a dosing regimen for advancement to registration-directed clinical trials with EO3001 as a potential new treatment for ARID1A deficient tumors. We plan to reference available safety and pharmacokinetic data from prior clinical trials to support our regulatory filings under 505(b)2 regulations. Based on prior approvals of similar targeted therapies, we believe that EO3001 may be eligible to receive accelerated approval under the FDA’s accelerate approval program for rare, life-threatening diseases (§21 CFR, part 314, subpart H).

Initial Target Market for EO3001

Ovarian clear cell carcinoma (OCCC) is the second most common type of epithelial ovarian cancer and the second leading cause of death from ovarian cancer. ARID1A is the most frequent onco-driving mutation in OCCC and is observed in up to 57% of cases.38

OCCC represents up to 10% of all OECs in North America with an increased prevalence in East Asian populations; reported as high as 50%.39 OCCC is characterized by resistance to currently available treatments and the lowest survival rates of any ovarian cancer regardless of the stage of diagnosis.40 Patients with advanced (FIGO Stage III-IV) OCCC and residual disease following resection have median overall survival of less than 18 months.41 In this study, only 11.1% of advanced OCCC patients responded to platinum-based chemotherapy compared to a response rate of 72.5% for advanced high-grade serous ovarian carcinoma patients. For the minority of OCCC patients who initially responded to chemotherapy, less than 9% responded to re-treatment with platinum-based chemotherapy following disease recurrence.

The extremely poor prognosis and lack of effective therapies for OCCC remains a significant unmet medical need, especially when surgical cytoreduction is insufficient.

Fig x. (Landrum 2013) A retrospective study of 845 ovarian cancer patients determined that patients with OCCC had the worst outcome following intraperitoneal chemotherapy. Patients with clear cell histology were associated with decreased PFS (HR = 2.66; 95% CI, 1.47–4.82; p = 0.001) and OS (HR = 3.88; 95% CI, 2.11–7.12; p <0.001)

38 Jones etal Science(2010) 330(6001):228-231

39 Manchana etal Clin.Res.Otst.Gyne.(2018) 1(1):1-7

40 Landrum etal Gyne.Oncol(2013) 130(1)12-18

41 Crotzer etal Gyne.Oncol(2007) 105(2):404-408

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In addition to its involvement in cellular respiration, ARID1A mutations cooperate with several processes associated with cancer development and progression.42 Loss of ARID1A is associated with an open chromosome phenotype and lack of cell cycle/DNA-damage checkpoint control leading to an increase in cancer causing mutations.43

Based on pre-clinical research, we believe EO3001 is well-positioned as potential new therapy for ARID1A-deficient OCCC. We have also filed patents claiming new discoveries, compositions, and uses for EO3001 in the treatment of OCCC and other cancers harboring ARID1A mutations. We also believe that EO3001 will be eligible for designation as an “orphan drug” in the United States and select international jurisdictions for the treatment of OCCC.

We plan to initiate new clinical trials with EO3001 to assess the safety, tolerability, pharmacokinetics, and anti-tumor activity of EO3001 in patients with ARID1A-deficient tumors. Selection of patients harboring ARID1A mutations is readily possible through commercially available biomarker testing. We have recently completed cGMP manufacturing of a kilogram-scale batch of EO3001 pharmaceutical ingredient, which will be used in our clinical trials. We are currently preparing regulatory documentation to support initiation of new biomarker-driven human clinical trials in the first half of 2023.

A favorable result of our initial clinical trial will support advancement of EO3001 to pivotal Phase 2-3 clinical trials as a potential new treatment for OCCC. We believe that the significant prior human clinical experience with this drug including observed clinical activity and consistency of reported safety observations provide a strong foundation for our further clinical development of EO3001 under FD&C 505(b)(2). We also believe that, based on recent FDA approvals in orphan cancer indications, EO3001 may be eligible for accelerated approval as a treatment for OCCC under USFDA’s program for Accelerated Approval of New Drugs for Serious or Life-Threatening Illnesses (21CFR part 314, subpart H).

Subject to favorable clinical trial results and access to capital, we anticipate that we may be able to complete initial registration directed clinical trials to support an application for accelerated approval with EO3001 as a potential new treatment for OCCC as early as the end of 2026.

Opportunities for EO3001 market expansion

ARID1A mutations are associated with treatment resistance and reduced sensitivity to chemotherapy with paclitaxel, cisplatin and to targeted therapies such as PARP inhibitors44 or ErbB-targeted therapies.45 Tumors accumulate ARID1A mutations in response to treatment as a mechanism of acquired resistance.46

Genome-wide sequencing studies have revealed frequent ARID1A mutations in a variety of cancer types including ovarian clear cell carcinoma (48-60%), uterine endometrioid carcinoma (47–60%), gastric cancer (29%); ovarian endometrioid carcinoma (29-45%), colorectal cancer (5–10%) and pancreatic cancer (3–5%).47 In particular, Development of EO3001 as a treatment for gastric cancers could be of particular interest in Asian populations where the incidence rate ranks among the highest of any cancer.

Based on a review of SEER data, we believe that in excess of 120,000 patients in the United Stated could benefit from treatment with EO3001. To support market expansion, Edison Oncology plans to support investigator-sponsored Phase 2 clinical trials of Orotecan in adult tumors and may invest in company sponsored clinical trials and seek FDA approval for EO3001 in additional therapeutic indications.

Manufacturing and Supply for our Product Candidates

The route of synthesis and formulation have been established for our Lead Product Candidates. We rely on experienced third-party contract manufacturers for clinical trial supply.

Orotecan has been prepared from commercially available starting materials by a contract manufacturing firm for our ongoing Phase 1-2 clinical trial. cGMP batches sufficient to supply this trial have been manufactured and are shipped to clinical trial sites on an as-needed basis. Results of our ongoing Phase 1-2 clinical trial will inform the final commercial product profile of Orotecan. We believe our current contract manufacturer has the capability and qualifications to produce commercial-scale batches suitable for registration-directed trials and to support a marketing application.

42 Xu etal Front.Oncol(2021) 11:745187

43 Mathur Pharmacol.Ther(2018) 190:15-23

44 Hu etal J.Hepatol(2018) 68(3):465-475

45 Johnson etal Nature Comm(2022) 13(5478):1-13

46 Berns etal Clin.Can.Res(2016) 22(21):5238-5248

47 Xu etal Front.Oncol(2021) 11:745187

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EO3001 active pharmaceutical ingredient (API) is prepared from commercially available starting materials. A contract manufacturing firm has completed cGMP manufacturing of EO3001 API in quantities sufficient to support our planned Phase I/II clinical trials. We plan to use the already established injectable formulation of EO3001drug product for initial Phase I/II clinical trials and we have identified a third-party contract manufacturer to prepare cGMP batches of EO3001 drug product sufficient to supply our planned Phase I/II clinical trials. We believe this formulation may also be suitable to support commercialization of EO3001.

EO1001 API is prepared from commercially available starting materials. EO1001 has been supplied for our ongoing Phase 1-2 clinical trial in Australia by a third-party contract manufacturer. Based on a favorable outcome of our ongoing Phase 1-2 clinical trial Apollomics, Inc. will be responsible for further manufacturing of EO1001 API and drug product to support late-stage clinical trials and commercialization of EO1001.

Patents and Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and components thereof, their methods of use and processes for their manufacture, our proprietary reagents and assays and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates.

Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office (USPTO) in examining the patent application (patent term adjustment, or PTA) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension, or PTE), or both. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our products or product candidates.

Our patent portfolio as of the date of this filing statement contains approximately four issued and unexpired U.S. patents, three pending U.S. patent applications, fourteen issued and unexpired foreign patents and four pending patent cooperation treaty (PCT) applications that are solely owned by or exclusively optioned to us and certain foreign counterparts of a subset of these patents and patent applications in foreign jurisdictions, including Australia, Brazil, Canada, China, Japan, South Korea, Mexico, and countries within the European Patent Convention and the Eurasian Patent Organization. Owing to the substantial cost of prosecuting patent applications internationally, we have selectively and strategically abandoned certain of our patent applications in countries with smaller markets and/or a history of weak patent enforcement record. With respect to our product candidate Orotecan, we have been granted an exclusive option to obtain exclusive worldwide rights to patents and patent applications owned by Valent Technologies LLC. Orotecan patents and patent applications cover compositions and methods of treatment. With respect to our candidate EO3001, our patents and patent applications cover compositions and methods of treatment. With respect to our EO1000 series and our candidate, EO1001, our patents and patent applications include chemical composition, synthesis and preparation, formulations, and methods of treatment. Certain of our EO1001 patents and patent applications exclude China, Taiwan and Hong Kong jurisdictions, which are owned by a third party. We have licensed the right to research, develop and commercialize products covered by EO1001 issued and pending patent claims to Apollomics, Inc. (See Licensing & Collaboration Agreements). We continue to seek to maximize the scope of our patent protection for all our programs.

In addition to patent protection, we plan to seek additional protections available to us, including, but not limited to Hatch-Waxman and Orphan Drug exclusivity. The Hatch-Waxman act provides innovator drug companies witn a period of FDA regulatory exclusivity, normally five years for a new product, during which time the FDA will not approve a generic version of the product. The FDA also grants a seven-year market exclusivity or medicines designated as orphan drug, during which time, the FDA is barred from approving any marketing application for the same drug (API)_for the same orphan disease or condition.

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We believe that we have certain know-how and trade secrets relating to our technology and product candidates. We rely on trade secrets to protect certain aspects of our technology related to our current and future product candidates. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Commercialization Strategy

The initial commercial markets for our products to treat orphan indications are generally small and may be addressed through a small in-house or contract sales force. In general, however, we will seek to establish collaborations or partnerships with companies having an established oncology sales and commercial infrastructure to market approved products for major cancer indications.

Competition

The commercialization of new drugs is competitive, and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop or market products or other novel technologies that are more effective, safer or less costly than any that have been or will be commercialized by us, or may obtain regulatory approval for their products more rapidly than we may obtain approval for ours.

The acquisition or licensing of pharmaceutical products is also very competitive, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

 Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and creates value in patient therapy.

Orotecan Competition

There are currently two FDA-approved formulations of irinotecan HCl. Irinotecan (i.v. infusion) is approved by the FDA as first-line therapy in combination with 5-fluorouracil and leucovorin for the treatment of metastatic carcinoma of the colon or rectum, and as a single agent in patients with metastatic carcinoma of the colon or rectum whose disease has recurred or progressed following initial fluorouracil-based therapy. In addition to the approved FDA indications, i.v. irinotecan is prescribed “off-label” in accordance with the National Comprehensive Cancer Network (www.NCCN.org) guidelines the treatment of other cancers including esophageal, lung, gynecologic, neuroendocrine, adrenal, central nervous system cancers and sarcomas. Irinotecan i.v. is marketed as Camptosar® by Pfizer, Inc. and as an FDA-approved generic by a several companies including Teva Pharmaceuticals, Hospira, Inc. Fresenius and Zennova.

A separate, liposomal formulation of Irinotecan HCl, Onivde® (irinotecan liposome injection), is approved by the FDA and marketed by Ipsen Bioscience, Inc. for use in combination with fluorouracil and leucovorin for the treatment of patients with metastatic adenocarcinoma of the pancreas after disease progression following gemcitabine-based therapy.

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There is currently no FDA approved oral formulation of irinotecan. Commercially available i.v. irinotecan given orally has been studied in multiple investigator-sponsored clinical trials listed on the cliniclatrials.gov website. In addition, we are aware that pharmaceutical industry sponsors, including major pharma such as AstraZeneca and Novartis have participated in some of these trials. Ascelia Pharma has reported results of a Phase 1 clinical trial of an irinotecan oral tablet conducted at a single hospital in Demark.48

Cancers currently treated with irinotecan are often also treated with other FDA-approve therapies that may compete directly with irinotecan including radiation, immunotherapy and chemotherapy. In addition, these diseases are the subject of significant active research to develop new treatments that may prove superior to irinotecan. There are a number of companies with active clinical trials ongoing in Ewing sarcoma. Companies in late-stage (Phase 3) Ewing sarcoma clinical trials include Gradalis, Inc.; and in mid-stage (Phase 2) clinical trials include Eli Lilly & Co., Shanghai Pharmaceuticals Holding Co. Ltd., Merck Sharp & Dohme LLC and Daiichi Sankyo, Inc., among others.

EO1001 Competition

We are aware of multiple products in development targeting ErbB mutant forms of cancer. For example, FDA-approved immunotherapies such as nivolumab and pembrolizumab are currently undergoing clinical trials in ErbB mutant cancers.

Bayer has initiated a first-in-human study of BAY2918088 in NSCLC patients with EGFR and/or HER2 mutations. Spectrum Pharmaceuticals, Inc. is conducting Phase 2 clinical trials of poziotinib in EGFR and HER2 mutant NSCLC and Puma Biotechnology, Inc. has initiated a clinical trial of neratinib monotherapy in cancers harboring HER2 and EGFR mutations.

In addition, there are more than 25 industry-sponsored clinical trials actively recruiting trials targeting patients with a single ErbB mutation listed on clinicaltrials.gov. We believe EO1001 potentially offers several important advantages over currently marketed ErbB-targeting therapies, including the ability to treat CNS metastases, superior efficacy due to activity against the T790M resistance mutation plus pan-ErbB inhibition, which may address acquired resistance due to cross-talk between ErbB family members. We also believe that other pharmaceutical companies may be seeking to develop ErbB mutant selective inhibitors that may enter clinical development during the development timeframe of EO1001.

EO3001 Competition

We believe the products in development targeting the ARID1A deficient cancers currently in mid- to late-stage clinical consist of Epizyme’s tazemostat, currently in Phase 2 clinical trials; AstraZeneca’s AZD6738, currently in Phase 2 clinical trials as a single agent and in combination with olaparib; GSK’s niraparib, currently in an investigator-initiated Phase 2 clinical trial in China and Constellation Pharmaceuticals’ CPI-0209, currently in a Phase 1-2 clinical trial.

In addition, diseases that may be driven by ARID1A mutations are the subject of significant active research to develop new treatments that may prove superior to EO3001. There are a number of companies with active clinical trials ongoing in the treatment of OCCC. We believe that the products in late-stage (Phase 3) OCCC clinical trials include Genelux Corporation’s olvimulogene nanivacirepvec (GLV-1h68) oncovirus therapy and Clovis Oncology’s rucaparib, which is being studied in an investigator-sponsored trial. We believe that products in mid-stage (Phase 2) OCCC clinical trials include BMS’ ipilimumab in combination with nivolumab, Haihe BioPharma’s CYH33, Xencor’s XmAb20717, AstraZeneca’s AZD6738, and Merck Sharpe & Dohme’s pembrolizumab as a single agent and in combination with Eisai’s lenvatinib or ImmunoVaccine Technologies’ DPX-Survivac vaccine plus cyclophosphamide.

We also believe that other pharmaceutical companies may be seeking to develop ARID1A selective drug candidates that may enter clinical development during the development timeframe of EO3001.

Government Regulation

U.S. drug and biological product development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state, local and foreign statutes and regulations.

48 Kumler etal. Can.Chemo.Ther.(2019) 84(2)441-446

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Our investigational medicines and any future investigational medicines must be approved by the FDA through a New Drug Application, or NDA or a Biologics License Application, or BLA process before they may be legally marketed in the United States. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	approval by an institutional review board (IRB) or independent ethics committee at each clinical trial site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

●	submission to the FDA of an NDA or a BLA;

●	a determination by the FDA within 60 days of its receipt of an NDA or a BLA to accept the filing for review;

●	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic or drug will be produced to assess compliance with current Good Manufacturing Process, or cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic or drug’s identity, strength, quality and purity;

●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA;

●	payment of user fees for FDA review of the NDA or BLA; and

●	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic or drug in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our investigational medicines and any future investigational medicines will be granted on a timely basis, or at all.

Preclinical studies

Before testing any biological or drug candidate, including our product candidates, in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

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Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA or NDA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

●	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability, and safety of the product candidate.

●	Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

●	Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-in-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics”, which outlines how drug developers can compress the traditional three phases of trials. Where possible, we include information to support the use of expansion cohorts in our clinical trials when submitting protocols to the FDA and other international regulatory authorities. We believe this can potentially reduce time and cost of drug development.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and Written IND safety reports must be submitted to the FDA and the investigators 15 calendar days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Phase 1, Phase 2, Phase 3, and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

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Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting a BLA or NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication; in the latter case, because health care professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite our orphan exclusivity. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same drug and same indication, as defined by the FDA, for which we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If we pursue marketing approval for an indication broader than the orphan drug designation we have received, we may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union, or EU, has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving BLA or NDA approval, but ideally no later than the pre-BLA or pre-NDA meeting. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product. If the FDA determines that the conditions of approval are not being met, the FDA can withdraw its accelerated approval for such drug or biologic.

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Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Drug Development in Europe

In the European Union (EU), our future products may also be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

European Union exclusivity

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic or biosimilar application for eight years, after which a generic or biosimilar marketing application can be submitted, and the innovator’s data may be referenced, but not approved for two years. European Union orphan designation and exclusivity

In the EU, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of life threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected). In the EU, orphan drug designation entitles a party to financial incentives, such as reduction of fees or fee waivers and 10 years of market exclusivity following medicinal product approval.

Rest of the world regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America, Middle East, and the ASEAN region, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

In particular, we may rely on the Clinical Trials Notification (CTN) Scheme administered by the Australia-New Zealand Therapeutic Goods Authority (TGA) for the conduct of early-stage clinical trials to assess the safety and pharmacokinetics of our product candidates.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, or criminal prosecution.

Other Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third party payors, healthcare providers, and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations.

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The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations.

Packaging and distribution in the United States

If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion, and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

Other U.S. environmental, health, and safety laws and regulations

We may be subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Other Healthcare Laws and Compliance Requirements

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the Department of Health and Human Services, or HHS, and its various divisions, including Centers for Medicare & Medicaid Services, or CMS, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amended the intent requirement of the federal Anti-Kickback Statute, and other healthcare criminal fraud statutes, so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or FCA.

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The federal civil and criminal false claims laws, including the FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, the ACA amended the intent requirement of some of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians, as defined by such law, certain other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Coverage and Reimbursement

Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for the procedures utilizing our drug candidates, performed by health care providers, once approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which procedures, and the products utilized in such procedures, they will cover and establish reimbursement levels. Assuming coverage is obtained for procedures utilizing a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who undergo procedures for the treatment of their conditions, and their treating physicians, generally rely on third-party payors to reimburse all or part of the costs associated with the procedures which utilize our products. Treating physicians are unlikely to use and order our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which may utilize such newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Additionally, we may develop, either by ourselves or with collaborators, companion diagnostic tests for our lead drug candidate for certain indications. We, or our collaborators, if any, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our drug candidates, if approved. While we have not yet developed any companion diagnostic test for our drug candidates, if we do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons that are applicable to our drug candidates.

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There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product, or the procedures which utilize such product, will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. Additionally, we expect pricing pressures in connection with the sale of any of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize, or the procedures which utilize such product, and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any drug candidate for which we obtain marketing approval.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the biopharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form.

Other legislative changes have been proposed and adopted in the United States since the ACA. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, following passage of the BBA and the Infrastructure Investment and Jobs Act, will remain in effect until 2031 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics, also has resulted in executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering drug pricing and other health reform initiatives.

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At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.

Data Privacy and Security

In the ordinary course of our business, we collect, process and store confidential and sensitive information, including personal information, intellectual property, trade secrets, and proprietary information owned or controlled by ourselves or other third parties. We, and third parties upon whom we rely, use sophisticated information technology, software and services to process, store, use, generate, transfer and disclose information, as well as other sensitive information controlled by ourselves or other third parties.

We may also be subject to federal, state, and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners, vendors, or other third parties on whom we rely. The legislative and regulatory framework related to the collection, use, retention, safeguarding, disclosure, sharing, transfer, security and other processing of personal data worldwide is rapidly evolving. The number and scope of data protection laws and regulations is changing, subject to differing applications and interpretations, and may be inconsistent among jurisdictions, or in conflict with other rules, laws or other data processing obligations. Efforts to ensure that our current and future business arrangements, including our relationship with our CROs or other vendors who process data on our behalf, comply with applicable data privacy and data security laws and regulations will involve substantial costs.

For example, HIPAA, as amended by HITECH, and its implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on certain health care providers, health plans and health care clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to civil and criminal penalties. Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

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Likewise, we expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EU and other jurisdictions, such as the California Consumer Privacy Act of 2018 (CCPA), which has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States. Although the CCPA exempts certain data processed in the context of clinical trials, the CCPA, to the extent applicable to our business and operations, may increase our compliance costs and potential liability with respect to the personal information we maintain about California residents. The CCPA among other effects, creates individual privacy rights for California consumers (as defined in the law), places increased privacy and security obligations on entities handling certain personal data of consumers or households, requires covered companies to provide disclosures to consumers regarding data collection, use and sharing practices, requires covered companies to allow users to opt-out of certain sales or transfers of personal information, and provides consumers with a private right of action for certain data breaches. The CCPA became effective on January 1, 2020, and the California Attorney General’s authority to begin bringing enforcement actions began July 1, 2020. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Further, the California Privacy Rights Act (CPRA) was recently voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023. A similar law, the Consumer Data Protection Act (CDPA), was recently passed in Virginia and goes into effect on January 1, 2023.

We also are or will become subject to privacy laws in the jurisdictions in which we are established or in which we sell or market our products or run clinical trials. For example, in the EU, we are subject to Regulation (EU) 2016/679, the GDPR, in relation to our collection, control, processing, and other use of personal data (i.e. data relating to an identified or identifiable living individual). We process personal data in relation to participants in our clinical trials in the European Economic Area (EEA), including the health and medical information of these participants. The GDPR is directly applicable in each EU and EEA Member State, however, it provides that EU and EEA Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. As noted above, the GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. We are also subject to EEA rules with respect to cross-border transfers of personal data out of the EEA. As noted above, recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, e.g. on July 16, 2020, the Court of Justice of the European Union (CJEU), invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. On June 4, 2021, the European Commission adopted new standard contractual clauses under the GDPR for data transfers from entities that are subject to the GDPR to transfer personal data outside of the EEA. The new standard contractual clauses impose additional obligations, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the standard contractual clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. Additionally, on September 8, 2020, the Swiss Data Protection Authority (the Federal Data Protection and Information Commissioner) concluded that the Swiss-U.S. Privacy Shield does not provide an adequate level of protection for personal data transfer from Switzerland to the U.S. pursuant to the Swiss Federal Act on Data Protection. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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We are subject to the supervision of local data protection authorities in those EU jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR are significant: up to the greater of €20.0 million or 4% of total global annual turnover. Further, following the withdrawal of the United Kingdom from the EU on January 31, 2020, pursuant to the transitional arrangements agreed between the United Kingdom and the EU, we will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million / £17 million or 4% of global turnover. Following December 31, 2020, and the expiry of the post-Brexit transitional arrangements between the United Kingdom and EU, although it is likely that the data protection obligations of the GDPR will continue to apply to UK-related processing of personal data in substantially unvaried form and fashion, for at least the short term thereafter, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear. For example, it is not yet clear whether the United Kingdom will be the subject of a so-called adequacy decision of the European Commission, and it is therefore unclear how data transfers between EU/EEA Member States and the United Kingdom will be treated. Any changes relating to the UK and EU position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, an inability to process personal data or to operate in certain jurisdictions, or potential civil claims including class action type litigation.

Moreover, we use third-party service providers and sub-processors to help us operate our business and engage in processing on our behalf. If we, our service providers, partners, or other relevant third-parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of sensitive information, or compromise related to the security, confidentiality, integrity of our (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions, litigation, or an inability to process data in some jurisdictions. Furthermore, applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security breaches, including affected individuals, customers, and regulators. Such disclosures are costly, and the disclosure or the failure to comply with such requirements, could result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

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Facilities

Our principal executive office is located in Menlo Park, California under a no-cost arrangement with Valent Technologies LLC, a company controlled by our chairman and chief scientific officer. Valent Technologies leases approximately 2,400 square feet of office and laboratory space that we use for our administrative, research and development and other activities. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed. In the future, we intend to lease our own office and laboratory space at then-market rental rates.

Employees and Human Capital Resources

As a virtually distributed company, we maintain a small number of contract employees that oversee the outside contractors and consultants responsible for specific projects and services. We currently have outside CRO’s, CMO’s, KOL’s, accountants, and legal personnel performing services under the supervision of our employees. While the Company intends to hire and retain additional employees as needed if and when we are able to grow as an organization, it anticipates continuing to use the services of outside consultants and contractors and to maintain its near virtual structure.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and to provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified managers and skilled employees, such as scientists, engineers and laboratory technicians, with technical expertise in operations, scientific knowledge, engineering skills and quality management experience in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified employees. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are currently not subject to any material legal proceedings.

Corporate Information

Our principal executive offices are located at The Company’s principal offices are located at 3475 Edison Way, Suite R, Menlo Park, CA. 94025; our telephone number is [*]; our corporate website is located at www.edisononcology.com. No information found on our company’s website is part of this Prospectus.

Edison Oncology Holding Corp. was formed on August 16, 2018 as a Nevada corporation. On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition, was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of May 31, 2023, there were (i) 7,948,700 shares of our Common Stock issued and outstanding, (ii) options to purchase 641,950 shares of Common Stock issued and outstanding, and (iii) warrants to purchase 601,227 shares of Common Stock issued and outstanding.

In addition, we have outstanding: (i) $565,000 in principal of Series B Convertible Notes (“Series B Notes”), and (ii) $2,095,000 in principal of Series C Convertible Notes (“Series C Notes”).

Set forth below is a summary description of all of the material terms of our securities, including those being registered hereunder. These descriptions are qualified their entirety by reference to our amended and restated articles of incorporation, bylaws, forms of warrants, option grants, Series B Notes, and Series C Notes, each of which is filed as an exhibit to this Registration Statement, of which this prospectus forms a part.

Classification of Board

Pursuant to our Articles of Incorporation, as amended, and our amended and restated bylaws, we have a classified Board which is divided into three classes with staggered three-year terms. Only one class may be elected each year, while the directors in the other classes continue to hold office for the remainder of their three-year terms. The Board may, on its own, determine the size of the exact number of directors on the Board and may fill vacancies on the Board. The procedure for electing and removing directors on a classified board of directors generally makes it more difficult for stockholders to change management control by replacing a majority of the board at any one time, and the classified board structure may discourage a third-party tender offer or other attempt to gain control of the Company and may maintain the incumbency of directors. In addition, under our bylaws, directors may only be removed from office by a vote of the majority of the shares then outstanding and eligible to vote.

Shares in this Offering

Common Stock

Voting

 Each holder of record of Common Stock shall have the right to one vote for each share of Common Stock registered in their name on the books of the Company on all matters submitted to a vote of shareholders except as the right to exercise such vote may be limited by the provisions of the Company’s Articles of Incorporation.

Dividends

 The holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors from time to time, provided that required dividends, if any, on the Preferred Stock have been paid or provided for.

Liquidation Preference

 In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Corporation, the assets and funds of the Corporation available for distribution to shareholders and remaining after the payment to holders of Preferred Stock of the amounts (if any) to which they are entitled, shall be divided and paid to the holders of the Common Stock according to their respective shares.

Underwriter Warrants

[*]

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Common Stock Purchase Warrants

As of May 31, 2023, the Company had an aggregate of 601,227 Common Stock purchase warrants issued and outstanding with a range of exercise prices from $0.50 to $3.84 per share and an average weighted exercise price of $1.52 per share, consisting of:

Description of Securities	Exercise Price		Expiration Date	Price Adjustment	Additional Features of Warrant
Consultant / Service Provider / Employee Warrants
275,000 Warrants		$0.50	12/31/2026	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time; Piggy Back Registration Rights
78,600 Warrants		$1.27	12/31/2023	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time
13,649 Warrants		$1.52	12/31/2023	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time; Piggy Back Registration Rights
40,000 Warrants		$1.52	12/31/2027	Stock Splits / Dividends / Reclassifications	Contains Cashless Exercise Provision at any time
	$
Offering Warrants
89,527 Warrants (Series A Notes)		$3.84	12/31/2023	Stock Splits / Dividends / Reclassifications	Company may redeem for $0.001 per Warrant share on Liquidation Event (IPO, merger or sale of assets, or dissolution)
64,451 Warrants (Series B Notes)		$(85% of IPO Price)	12/31/2023	Stock Splits / Dividends / Reclassifications	Company may redeem for $0.001 per Warrant share on Liquidation Event (IPO, merger or sale of assets, or dissolution)

Common Stock Purchase Options

        On June 29, 2023, the Company’s Board approved our amended and restated 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The 2021 Plan, as amended, has not been approved by our shareholders. The 2021 Plan is described below under the heading “Securities authorized under equity compensation plans”.

        As of May 31, 2023, the Company has issued options to purchase 641,950 shares of Common Stock under our 2021 Plan.

Series A Convertible Notes

Between October 2018 and March 2020, the Company issued $917,500 in principal of Series A Notes. The Series A Notes had an annual interest rate of 10.00% per annum and are convertible into shares of Common Stock at a price per share of $0.50. The Series A notes were subject to a Mandatory Conversion upon the Company receiving gross proceeds of at least $2,000,000 from a private placement of the Company’s securities. The Series A Notes had an initial maturity date of October 5, 2020. In October 2020, the Company extended the maturity date of the Series A notes until December 31, 2020, in exchange for two percent (2%) added on the principal of each Series A Note. In exchange for the further extension of the Series A Notes until December 31, 2022, the Company issued an aggregate of 89,527 warrants to purchase Common Stock ratably amongst the Series A Note holders. On February 28, 2022, in accordance with the terms of the Series A notes the outstanding principal and accrued interest of the Series A Notes were converted into 2,438,867  shares of common stock and the Series A Notes were extinguished and of no further force or consequence.

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Series B Convertible Notes

Between December 2020 and March 2021, the Company issued $565,000 in principal of Series B Notes. The Series B Notes have an annual interest rate of 10.00% per annum and are convertible into shares of Common Stock at a price per share of $1.52. The Series B Notes had an initial maturity date of December 31, 2021. In December 2021, the Company extended the terms of the Series B Notes until December 31, 2022, in exchange for the issuance of an aggregate of 64,451 warrants to purchase Common Stock ratably amongst the Series B Note holders. In December 2022, the Company extended the terms of the Series B Notes until June 30, 2023 (or such later time as this Registration Statement becomes effective), in exchange for an increase of the principal to 110% of the initial principal. As of May 31, 2023, the Series B Notes are convertible into an aggregate of 926,215 shares of Common Stock. Additionally, upon any financing of the Company, the Series B Note holders will be able to convert the Series B Note into shares of Common Stock at a price per share equal to the lesser of (a) 80% of the price paid in such offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company. Further, upon a Liquidity Event (as defined in the Series B Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 85% of the price paid in such public offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company.

Series C Convertible Notes

Between February 2022 and October 2022, the Company issued $2,095,000 in principal of Series C Notes. The Series C Notes have an annual interest rate of 7.50% per annum and are convertible into shares of Common Stock at a price per share of $3.84. The Series C Notes have maturity dates during 2024. As of May 31, 2023, the Series C Notes are convertible into an aggregate of 591,774 shares of Common Stock. Additionally, upon (i) any financing of the Company, the Series C Note holders will be able to convert the Series C Note into shares of Common Stock at a price per share equal to the lesser of (a) 90% of the price paid in such offering or the conversion price then in effect. Additionally, upon a Liquidity Event (as defined in the Series C Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 90% of the price paid in such public offering, (b) 90% of the implied per sha revalued received by holders of Common Stock with respect to such a Liquidity Event, or (c) the conversion price then in effect.

Registration Rights

The holders of the Series C Notes have limited piggyback registration rights with respect to the shares of Common Stock underlying the Series C notes for registration statements filed by the Company (excluding Forms S-4 and S-8). If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, and the managing underwriters advise the Company and the Holder that in their reasonable opinion the number of shares of Common Stock proposed to be included exceeds the number of shares of Common Stock that can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the offering price per share), the Company shall include in such registration: (i) first, the number of shares of Common Stock that the Company proposes to sell; and (ii) second, on a pro rata basis, the number of shares of Common Stock and other Registrable Securities requested to be included therein by the Holder and the holders of other securities eligible to be included in such registration.

Additionally, holders of 288,649 of our Common Stock purchase warrants have piggyback registration rights similar to those of the Series C Notes.

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Choice of Forum

        Our Bylaws, as amended, provide that, unless we consent in writing to the selection of an alternative forum, the State of Nevada is the exclusive forum for:

●	any derivative action or proceeding brought on our behalf;
●	any action asserting a claim of breach of a fiduciary duty;
●	any action asserting a claim against us arising pursuant to any provision of the Nevada Revised Statutes, our amended and restated articles of incorporation or our bylaws; or
●	any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ articles of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The provisions of the Nevada Revised Statutes and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

We will retain a transfer agent and registrar for our common stock prior to the effectiveness of this Registration Statement.

PROPERTIES

Our principal executive office is located in Menlo Park, California under a no-cost arrangement with Valent Technologies LLC, a company controlled by our chairman and chief scientific officer. Valent Technologies leases approximately 2,400 square feet of office and laboratory space that we use for our administrative, research and development and other activities. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed. In the future, we intend to lease our own office and laboratory space at then-market rental rates.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

[*].

Holders

As of May 31, 2023, we had approximately 54 record holders of our Common Stock.

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Dividend Policy

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants, applicable law and other factors that our Board may deem relevant. If we do not pay dividends, a return on your investment will occur only if the market price of our Common Stock appreciates.

Securities authorized for issuance under equity compensation plans

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our stockholders as of December 31, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Plans approved by our stockholders:	—	—	—
Plans not approved by stockholders
2021 Omnibus Equity Incentive Plan (1)	641,950	1.52	743,867

(1)	The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan as amended by the Board. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of May 31, 2023, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares.

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OUR MANAGEMENT

Directors, Executive Officers and Significant Employees

The names of our directors and executive officers and their ages, positions, and biographies as of the date of this Prospectus are set forth below. Our executive officers are appointed by and serve at the discretion of the Board. There are no family relationships among any of our directors or executive officers. For a description of any employment arrangements and other ancillary agreements entered into between our officers and directors and the Company, please refer to the section entitled Executive Compensation below.

Executive Officers and Directors

Name	Age	Positions	Officer / Director Since
Dennis M. Brown, PhD	73	Chairman, Chief Scientific Officer and Director	2018
Jeffrey Bacha BSc, BSc MBA	55	CEO (Principal Executive Officer), CFO (Principal Accounting Officer) and Director	2018
John Bell	75	Director	2021
Neil Sankar, MD	55	Chief Medical Officer	2018

Jeffrey Bacha. Mr. Bacha has been involved in pharmaceutical research and corporate development for more than 25 years as a member of the executive leadership team for multiple companies. Mr. Bacha has served as our Chief Executive Officer, Chief Financial Officer, and as a Director since founding Edison Oncology in August 2018. Mr. Bacha co-founded Kintara Pharmaceutials, Inc. (Nasdaq: KTRA, formerly DelMar Pharmaceuticals, Inc.) with Dr. Dennis Brown and served as Chairman and CEO from 2010 through October 2018, during the company’s growth including the advancement of its lead product candidate to pivotal Phase III clinical trials and Nasdaq listing. Prior to founding DelMar, Mr. Bacha was served as president and founding CFO of xBiotech, Inc. (Nasdaq: XBIT), founding CEO of Inimex Pharmaceuticals and as of Vice President, Corporate Development at Inflazyme Corp. (TSX: IZP) Programs advanced by Inimex and Inflazyme have become foundational in Soligenix, Inc. (Nasdaq: SNGX) and Aquinox Pharmaceuticals (Nasdaq: AQXP), respectively. He is a member of the National Brain Tumor Society Research Roundtable and the Board of the Leukemia Lymphoma Society of Canada. Mr. Bacha currently serves as a consultant to Valent Technologies LLC, and served as a member of the Board of Directors, and a member of the Audit Committee and Compensation Committee of Sernova Corp. (TSX-V: SVA) from October 2008 to April 2023. Since April 2021, Mr. Bacha has also served as a director and member of the Audit Committee of Rakovina Therapeutics, Inc. (TXS-V: RKV). Since June 2021, Mr. Bacha also has served as a director and member of the Audit Committee of AD4 Capital Corp. (TSX-V: ADJ-P). Since September 2022, Mr. Bacha has served as a member of the Board of Directors and acting chief executive of Sera Biopharma, Inc. Prior to taking on his operating roles, Mr. Bacha served Senior Manager and Director of KPMG Health Ventures, acting as an advisor to numerous public and private life sciences companies. Mr. Bacha holds an MBA (Hons) from the Goizueta Business School at Emory University (1995) and a degree in BioPhysics from the UC San Diego (1991). Mr. Bacha is the inventor or co-inventor on multiple issued U.S. patents and applications, many with foreign counterparts). We believe that Mr. Bacha’s broad pharmaceutical and drug development experience qualifies him to serve as a member of our board of directors.

Dennis Brown. Dr. Brown has been involved in cancer drug discovery and development for more than 35 years. Dr. Brown has served as our chairman and Chief Scientific Officer since October 2018. Dr. Brown has served as Chief Scientific Officer of Kintara Therapeutics, Inc., a private pharmaceutical company since 2012. Between 1979 and 1985 Dr. Brown worked at Stanford University in collaboration with SRI International, where he was involved in drug-screening activities sponsored by the US National Cancer Institute. Dr. Brown has founded or co-founded multiple companies including Matrix Pharmaceutical, Inc. (NASDAQ: MTRX, acquired by Chiron Corp. in 2002), ChemGenex Pharmaceuticals, Inc. (NASDAQ: CXSP, acquired by Cephalon/Teva in 2011) and Kintara Therapeutics, Inc. (Nasdaq: KTRA, formerly DelMar Pharmaceuticals, Inc.). During his career, Dr. Brown has been involved in the discovery and development of multiple FDA-approved cancer therapies. He currently serves as a member of the National Brain Tumor Society Research Roundtable, as a consultant to DelMar Pharmaceuticals, as Chairman of Mountain View Pharmaceutica’’s Board of Directors and is the President of Valent Technologies LLC, which supported the discovery and development of Edison Oncology’s drug candidates. Dr. Brown served as an Assistant Professor of Radiology at Harvard University Medical School and as a Research Associate in Radiology at Stanford University Medical School. He received his B.A. in Biology and Chemistry (1971), M.S. in Cell Biology (1975) and Ph.D. in Radiation and Cancer Biology (1979), all from New York University. Dr. Brown is an inventor of more than 40 issued U.S. patents and applications, many with foreign counterparts. We believe that Dr. Brown’s broad pharmaceutical and drug development experience qualifies him to serve as a member of our board of directors.

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Neil Sankar, Dr. Sankar has served as a consultant and acting Chief Medical Officer since November 2018. Dr. Sankar received his training in clinical research and tumor biology from NCI Bethesda Maryland and since has held Clinical development positions within leading Biotech/Pharma including Genentech, Medimmune, Pharmacyclis, Fiveprime, Otsuka, Portola, CBT Pharmaceuticals, LSK biopharma and Rhizen Pharmaceuticals. Dr Sankar has acted as clinical lead in numerous phase I, II and III clinical trials. He is and was instrumental in filing the New Drug Applications for the antibody-drug conjugate Kadcyla and the B cell receptor signaling kinase inhibitor Ibrutinib. He has extensive experience in the application of US Food and Drug Administration regulations and the Good Clinical Practice guidelines set forth by the International Council on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. Between 2009 and 2013, Dr. Sankar held the position of Clinical Scientist at Genentech and between 2013 and 2014 he was Clinical Medical Director at Pharmacyclics, an AbbVie, Inc. company. In 2014, Dr. Sankar founded SwanBio LLC a consulting firm providing strategic and medical support focused on the development of innovative therapies in oncology. Dr. Sankar currently serves as a consultant to Teon Therapeutics (since March 2022), Escend Pharmaceuticals (since February 2022, Jasper Therapeutics (since November 2021) and Seneca Therapeutics (since January 2021), Rakovina Therapeutics (since October 2020) and Temple Therapeutics BV (since January 2017). Dr. Sankar is an active member of the American Society of Clinical Oncology (ASCO), the American Society of Hematology (ASH), the European Hematology Association (EHA), Drug information association (DIA), European society of clinical oncology (ESMO), American association for cancer research (AACR), Enterprising Pharmaceutical Professionals from the Indian Sub-Continent (EPPIC GLOBAL), Connective Tissue Oncology Society (CTOS), and TiE Silicon Valley. Neil Sankar received his MD degree from Bangalore university and internal medicine residency from Univ of West indies, Kingston, Jamaica and trained in UK and the Caribbean. He also holds a postgraduate degree in public health from Queensland University in Australia. We believe that Dr. Sankar’s clinical research and drug development experience qualifies him to serve as a member of our board of directors.

John Bell. Mr. Bell has served as member of our board of directors since October 2021. Since 1995, Mr. Bell has served as president, managing director, and as a member of the board of Onbelay Capital Inc., a Canada based private equity group. Since June 2021, Mr. Bell has served as the chairman of Stack Capital Group, a Canada based investment management firm (TSX: STCK). Mr. Bell also previously served as (i) a board member and audit committee chair of Cure Pharmaceutical, a publicly traded pharmaceutical company (OTC: CURR) from November 2019 through July 2022, (ii) a board member of Canopy Growth Corporation, a public Canadian Cannabis company from October 2014 through March 2020 (Nasdaq: CGC), (iii) a board member and chair of the audit and compensation committees of Canopy Rivers (now known as RIV Capital, Inc.), a Canadian venture capital firm (OTC: CNPOF), (iv) a board member and audit committee chair of Delmar Pharmaceuticals, a Canada public pharmaceutical company from February 2013 through June 2020 (Nasdaq: DMPI). Mr. Bell also served on various boards of private equity and investment management groups in the last 20 years. Mr. Bell received a B.B.A. from Western University Ivey School of Business, is a Fellow of the Charter Professional Accountants of Ontario, and a graduate of the Institute of Directors Program of Canada. We believe that Mr. Bell’s financial experience, accounting experience, investment knowledge, and experience in capital markets qualifies him to serve as a member of our board of directors.

Scientific Advisory Board

We have recruited and will continue to recruit leading researchers and physicians in our fields of interest to serve as members of our Scientific Advisory Board for each of our products under development. The scientific advisory board advises our management on strategic issues related to our scientific development program. In return for their services, these advisors may receive compensation in the form of cash and/or option grants for the purchase of common stock.

The Company’s Scientific Advisory Board currently consists or of Priscilla Brastianos, MD PhD, Howard Burris III, MD, and Wang Shen, PhD.

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Family Relationships

There are no family relationships between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

Involvement in Certain Legal Proceedings

None of our management or directors are currently subject to any legal proceedings.

CORPORATE GOVERNANCE

Independent Directors

For purposes of determining independence, the Company has adopted the definition of independence as contained in the NYSE American Market Section 803(A). Pursuant to the definition, the Company has determined that as of the date hereof, that Mr. Bell qualifies as independent. Under the NYSE American Market rules, we are required to have a majority of our directors be independent, or in the event that we qualify as a Smaller Reporting Company, at least 50% of our directors must be independent. Notwithstanding the foregoing, pursuant to NYSE American Market Rule 809, we will have a one (1) year grace period to comply with the foregoing independent director requirements.

Committees

Upon consummation of the offering contemplated by this Prospectus, the Board of Directors plans to establish three standing committees: (1) an Audit Committee, (2) a Governance and Nominating Committee, and (3) a Compensation Committee. Each of the committees will operate under a written charter to be adopted by the Board of Directors. A copy of each respective committee’s charter will be added as exhibits to this Registration Statement prior to the effectiveness of this Registration Statement.

(1)	Denotes Chairperson of the applicable committee.

Only John Bell is considered independent under the NYSE American Market rules pursuant to the Board’s determination. The NYSE American Market requires:

(1)	A Smaller Reporting Company to maintain an audit committee of at least two members, composed solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Both members:

a.	Should satisfy the independence standards specified in Section 803(A) of the NYSE American LLC Company Guide;

b.	Must not have participated in the preparation of the financial statements of the issuer or any current subsidiary of the issuer at any time during the past three years;

c.	Should be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of Regulation S-K or Item 3 of Form N-CSR (in the case of a registered management investment company) is presumed to qualify as financially sophisticated;

d.	A Smaller Reporting Company is only required to maintain an audit committee of at least two members, composed solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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(2)	A Compensation Committee (composed of independent directors or simply a majority of the independent directors of its Board can serve in such capacity) that:

a.	In addition to satisfying the independence requirements of Section 803(A) of the NYSE American Market rules, the Board affirmatively determines that all of the members of the Compensation Committee are independent.

(3)	A Nominating Committee responsible for Board nominations that is either a committee composed solely of independent directors, or the function can be performed by a majority of the independent directors. The NYSE American Market rules further require:

a.	That each listed company adopt a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under federal securities laws.

The Board has determined that subject to NYSE American Market rule 809, for each applicable committee that the company establishes, it will have (i) a majority of independent members within 90 days of listing and (ii) all members of the committees will be independent within one (1) year of listing. Additionally, the Company will meet the required majority independent Board requirement (or 50% independent in the case of a Smaller Reporting Company) within one year of listing.

Audit Committee

We intend, prior to the effectiveness of this Registration Statement, to have a designated an audit committee in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Pursuant to NYSE American Market rules, the Audit Committee is required to have three (3) members (two (2) for a smaller reporting company), all of whom are independent and financially sophisticated. Pursuant to NYSE American Market rule 809 there is a phase-in period whereby the Audit Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Compensation Committee

Pursuant to NYSE American Market rule 809, the Compensation Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Corporate Governance and Nominating Committee

Pursuant to NYSE American Market rule 809, the Compensation Committee will have (i) a majority of independent members within 90 days of listing and (ii) all independent members within one (1) year of listing.

Section 16(a) Beneficial Ownership Reporting Compliance

N/A

Stockholder Recommendation of Board Nominees

We currently do not have a formal policy on the submission of recommendations for candidates to the Board from stockholders. While the Board has not adopted a formal diversity policy or specific standards with regard to the selection of director nominees, due to the nature of our business, the Board believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background, and professional experiences in evaluating board candidates. Additionally, although the Board has not formally established any specific, minimum qualifications that must be met by each candidate for the Board or specific qualities or skills that are necessary for one or more of the members of the Board to possess, when considering a potential non-incumbent candidate, the Board will factor into its determination the following qualities of a candidate: educational background, diversity of professional experience, including whether the person is a current or former chief executive officer or chief financial officer of a public company or the head of a division of a large international organization, knowledge of our business, integrity, professional reputation, independence, and ability to represent the best interests of our stockholders.

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Code of Ethics

We are committed to maintaining the highest standards of honest and ethical conduct in running our business efficiently, serving our stockholders interests and maintaining our integrity in the marketplace. To further this commitment, we have adopted our Code of Ethics and Business Conduct, which applies to all our directors, officers and employees. A copy of our Code of Ethics and Business Conduct is attached to this Registration Statement as Exhibit 14.01. If you would like to receive a copy of our Code of Ethics and Business Conduct, we will provide you a copy free of charge. Please see the section of the Registration Statement entitled “Where to Find More Information” for directions on how to request such information.

 Limitation on Liability and Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by our amended and restated articles of incorporation and our Bylaws. Please see the section entitled “Indemnification of Directors and Officers” beginning on page 99 hereof.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides disclosure concerning all compensation paid for services to us in all capacities for our fiscal years ended December 31, 2022 and 2021 provided by (i) each person serving as our principal executive officer, or PEO, or acting in a similar capacity during our fiscal year ended December 31, 2022 (ii) our most highly compensated executive officers other than our PEO who were serving as executive officers on December 31, 2022 and whose total compensation exceeded $100,000 (collectively with the PEO referred to as the “named executive officers” in this Executive Compensation section); and (iii) our Principal Financial Officer.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Jeffrey Bacha	2022	120,000	-	-	-	-	-	-	120,000
CEO, CFO (1)	2021	120,000	-	-	143,000(2)	-	-	-	263,000

Dennis Brown, CSO (3)	2022	10,000	-	-	-	-	-	-	10,000
	2021	10,000	-	-	36,000 (4)	-	-		46,000

Neil Sankar	2022	19,766	-	-	-	-	-	-	19,766
Executive Medical Director (5)	2021	21,670	-	-	43,000 (6)	-	-	-	10,700

(1)	Mr. Bacha is paid pursuant to a consulting agreement with the Company and not as a W-2 employee.
(2)	On June 30, 2021, the Mr. Bacha was granted an option to purchase 236,250 shares of Common Stock, with an exercise price per share of $1.52, and a term of 10 years.
(3)	Dr. Brown is paid pursuant to a consulting agreement with CoValence, Inc., a company wholly owned by Dr. Brown.
(4)	On June 30, 2021, the Dr. Brown was granted an option to purchase 60,000 shares of Common Stock, with an exercise price per share of $1.52, and a term of 10 years.
(5)	Dr. Sankar is paid pursuant to a consulting agreement with SwanBIO LLC, a company wholly owned by Dr. Sankar.
(6)	On June 30, 2021, the Dr. Sankar was granted an option to purchase 70,350 shares of Common Stock, with an exercise price per share of $1.52, and a term of 10 years.

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Consulting Agreement with Jeffrey Bacha

On September 1, 2018, the Company entered into a consulting agreement with Jeffrey Bacha (the “Bacha Agreement”) to provide consulting services for the Company for a term ending on December 31, 2019, which has been mutually extended by the parties on a month-to-month basis. Pursuant to the Bacha Agreement, Mr. Bacha began receiving monthly compensation of $10,000 per month.

The Company may terminate the Bacha Agreement at any time without notice at any time. Additionally, Mr. Bacha may terminate the Bacha Agreement on thirty (30) days’ notice to the Company.

The Bacha Agreement further stipulates that during the term and fox six (6) months thereafter, Mr. Bacha will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by Mr. Bacha through his consulting relationship with the Company.

There are no family relationships between Mr. Bacha and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of Mr. Bacha’s consulting relationship with the Company for any reason.

Consulting Agreement with CoValence, inc. (Dennis Brown)

On January 1, 2020, the Company entered into a consulting agreement with CoValence, Inc. (the “Brown Agreement”) for Dr. Brown to provide consulting services for the Company for a term that continues until terminated by one of the parties. Pursuant to the Brown Agreement, CoValence, an entity owned by Dr. Brown, receives compensation of $2,500 per calendar quarter.

The Company may terminate the Brown Agreement at any time without notice at any time. Additionally, CoValence / Dr. Brown may terminate the Brown Agreement on thirty (30) days’ notice to the Company.

The Brown Agreement further stipulates that during the term and fox six (6) months thereafter, CoValence / Dr. Brown will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by CoValence / Dr. Brown through the consulting relationship with the Company

There are no family relationships between Dr. Brown and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of CoValence / Dr. Brown’s consulting relationship with the Company for any reason.

Consulting Agreement with SwanBIO LLC (Neil Sankar)

 On November 1, 2018, the Company entered into a consulting agreement with SwanBIO LLC (the “Sankar Agreement”) for Dr. Sankar to provide consulting services for the Company for a term ending on December 31, 2019, which has been mutually extended by the parties. Pursuant to the Sankar Agreement, SwanBIO, an entity owned by Dr. Sankar, receives compensation of $220.00 per hour of service on a monthly basis, provided that any more than 32 hours of monthly services will require preapproval from the Company.

 The Company may terminate the Sankar Agreement at any time without notice at any time. Additionally, SwanBIO / Dr. Sankar may terminate the Sankar Agreement on thirty (30) days’ notice to the Company.

The Sankar Agreement further stipulates that during the term and fox six (6) months thereafter, SwanBIO / Dr. Sankar will not directly or indirectly, solicit, divert or appropriate to any competitive business, any information learned by SwanBIO / Dr. Sankar through the consulting relationship with the Company.

There are no family relationships between Dr. Sankar and any of the directors or officers of the Company.

There is no severance or required payments upon the cessation of SwanBIO / Dr. Sankar’s consulting relationship with the Company for any reason.

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Outstanding Equity Awards Value at Fiscal Year-End

The following table sets forth information concerning stock options held on December 31, 2022, the last day of our 2022 fiscal year, for each named executive officer.

	Number of Securities Underlying		Option	Option
	Unexercised Options (#)		Exercise	Expiration
Name and Principal Position	Exercisable	Unexercisable	Price ($)	Date

Jeffrey Bacha,	118,125	118,125	1.52	6/30/31
Chief Executive Officer and
Chief Financial Officer

Dennis Brown.	30,000	30,000	1.52	6/30/31
Chairman and Chief Scientific Officer

Neil Sankar	35,175	35,175	1.52	6/30/31
Executive Medical Director

Our Equity Compensation Plans

The principal features of our equity plans are summarized below.

Amended and Restated 2021 Omnibus Equity Incentive Plan

The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan, as amended by the board on June 29, 2023. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of May 31, 2023, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares.

Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates. Our compensation committee has the authority, concurrent with our Board, to administer our 2021 Plan. The Board may also delegate to one or more of our officers certain authority under the terms of the 2021 Plan.

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Stock options under the 2021 Plan are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. Options may have a term up to a maximum of 10 years. Unless the terms of an optionee’s stock option agreement provides otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual. In no event may an option be exercised beyond the expiration of its term.

Our 2021 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

●	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

●	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

●	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

●	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

●	cancel or arrange for the cancellation of the stock award, without the approval of stockholders but with the consent of any materially adversely affected participant, in exchange for other awards, cash, or other consideration, if any, as determined by the board; or

●	make a payment, in the form determined by our Board, equal to the excess, if any, of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Under the 2021 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, our Board may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

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Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our stockholders as of December 31, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Plans approved by our stockholders:

Plans not approved by stockholders
2021 Omnibus Equity Incentive Plan (1)	641,950	1.52	743,867

(1)	The amended and restated 2021 Omnibus Equity Incentive Plan was initially adopted on June 25, 2021 by the Board. On June 29, 2023, the Board amended and restated the 2021 Omnibus Equity Incentive Plan (“2021 Plan”). The shareholders have not approved the 2021 Plan, as amended by the Board on June 29, 2023. Pursuant to the amended and restated 2021 Plan, we initially reserved 1,192,305 shares, or 15% of our then outstanding shares of common stock on the date the Board approved the amended and restated 2021 Plan. Additionally, on January 1 of each calendar year, the number of shares of common stock authorized under the 2021 Plan increases by an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board prior to the date of the increase. As of May 31, 2023, we have issued awards or grants under the plan in the aggregate of 641,950 awards underlying shares. The 2021 Plan had not been approved by the shareholders of the Company as of December 31, 2022.

Director Compensation

Current Board Compensation Policy

The Board does not have a formal compensation policy regarding its non-employee directors. The Board has previously awarded its non-employee directors with ad hoc cash and / or equity based awards upon joining the Board and for continued service. The Board anticipates continuing this policy until such time that it implements a formal compensation policy for its non-employee Board members.

The following table provides information concerning the compensation paid to our non-executive directors for their services as members of our board of directors for the year ended December 31, 2022.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
John Bell (1)	35,000	—	—	—	—	—	35,000

(1)	Mr. Bell joined the Board on October 1, 2021. On such date, Mr. Bell entered into an agreement to receive $35,000 per annum for Board services.

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PRINCIPAL STOCKHOLDERS

Security ownership of certain beneficial owners.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following tables do not include options or warrants to purchase our common stock that are not exercisable within the next 60 days.

COMMON STOCK

Name and Address of Beneficial Owner (1)	Shares	Shares Underlying Convertible Securities	Total	Percent of Class (2)
Directors and named executive officers
Jeffrey Bacha (3)	755,598	256,592	1,012,190	12.34%
Dennis Brown (4)	2,004,723	103,971	2,108,694	26.18%
Neil Sankar (5)	-	60,579	60,579	*
John Bell (6)	92,443	40,915	133,358	1.67%
All directors and named executive officers as a group (4 individuals)	2,852,764	462,057	3,314,821	39.41%

Five percent (5%) owners
CoValence Inc. (7)	-	-	-	-
The Joan Jacobus and Harry Pederson Living Trust (8)	652,898	-	652,898	8.21%
Jiangsu Kanion Pharmaceutical Co., Ltd. (9)	519,707	-	519,707	6.54%
Wang Shen (10)	524,930	-	524,930	6.60%

*	Represents less than one percent.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is c/o Edison Oncology Holding Corp., 3475 Edison Way, Suite R, Menlo Park, CA 94025

(2)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common share purchase options or warrants. There are 7,948,700 shares of Common Stock issued and outstanding as of May 31, 2023.

(3)	Includes 755,598 Shares held by Mr. Bacha. Convertible Securities are comprised of (i) 24,743 shares of Common Stock underlying Series B Convertible Notes, (ii) 6,924 shares of Common Stock underlying a Series C Convertible Note, (iii) 203,438 shares of Common Stock underlying Common Stock purchase options, and (iv) 21,487 shares underlying warrants to purchase Common Stock.

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(4)	Shares include (i) 1,289,690 shares held by CoValence, Inc., (ii) 639,504 shares held by Dr. Brown and (iii) 75,520 shares held by Valent Technologies LLC. Convertible Securities are comprised of (i) 32,991 shares of Common Stock underlying a Series B Convertible Note, (ii) 5924 shares of Common Stock underlying a Series C Convertible Note, (iii) 51,667 shares of Common Stock underlying Common Stock purchase options, and (iv) 12,389 shares of Common Stock underlying Common Stock purchase warrants. The address of CoValence Inc and Valent Technologies LLC is 3475 Edison Way, Suite R, Menlo Park, CA 94025. Dennis Brown has is an affiliated person with both CoValence Inc. and Valent Technologies LLC. Such securities are included in his personal ownership and excluded from CoValence, inc.

(5)	Convertible securities are comprised of 60,579 shares of Common Stock underlying Common Stock purchase options.

(6)	Shares include 92,443 shares held by Onbelay Capital Inc. Convertible securities are comprised of (i) 37,500 shares of Common Stock underlying Common Stock purchase options and (ii) 3,415 common share purchase warrants. Address of beneficial owner is 150 Water Street S., Cambridge, Ontario N1R 3E2 CANADA. John Bell has voting and dispositive control with respect to securities held by Onbelay Capital Inc.

(7)	Shares owned by CoValance, Inc. are described in Footnote 3 and relate to the securities owned by director Dennis Brown, who has voting and dispositive control with respect to securities owned by CoValence, Inc.

(8)	Address of beneficial owner is 3833 La Donna Ave., Palo Alto, CA 94036.

(9)	Address of beneficial owner is Jianging Industrial Park 58, Kangyyuan Road, Lianyugang Economic development Zone, Jiangsu Province, PRC.

(10)	Shares include 185,423 shares held as trustee for Kanion USA and 339,507 shares held by Wang Shen. Address of beneficial owner is 715 Tulane Court, San Mateo, CA 94402.

Change of Control

None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction is incorporated by reference from the section of this Prospectus entitled “Executive Compensation.”

Information regarding disclosure of compensation to a director is incorporated by reference from the section of this Prospectus entitled “Director Compensation.”

Summarized below are certain transactions and business relationships between the Company and persons who are or were an executive officer, director or holder of more than five percent of any class of our securities (at the time of the transaction) since January 1, 2020:

Related Party Transactions

Summarized below are certain transactions and business relationships between Edison and persons who are or were an executive officer, director or holder of more than five percent of any class of our securities since January 1, 2020.

97

Information regarding disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction is included in the Section of this Registration Statement entitled “Executive Compensation.”

Information regarding disclosure of compensation to a director for the year ended December 31, 2022 is included in the Section of this Registration Statement entitled “Director Compensation.”

●	On September 30, 2020, Dennis Brown, the Company’s chief scientific officer and Chairman of the Board loaned the Company $10,000 to fund operating expenses. The loan has no interest rate or maturity date and is due on demand. As of May 31, 2023, $10,000 was outstanding.

●	On October 5, 2018 and December 31, 2019, the Company issued convertible notes to Jeffrey Bacha, our chief executive officer, for $50,000 each ($100,000 in total) in exchange for the payment of $500,000 in cash. and $50,000 reduction in amounts payable to Mr. Bacha. The notes bear interest at 10% per annum, which had an initial maturity date of October 5, 2020. On September 30, 2020, the Company and Mr. Bacha entered into an amended convertible note agreement, pursuant to which the principal amount of the notes were increased by two percent (2%) or $2,000 in the aggregate, in exchange for extending the maturity date until December 31, 2020. The Notes were convertible into shares of Common Stock at $0.50 per share.

●	On March 31, 2020, the Company issued a convertible note to Jeffrey Bacha, our chief executive officer in principal amount of $100,000 in exchange for a $100,000 reduction in amounts payable to Mr. Bacha. The note bears interest at 10% per annum, payable at maturity, having an initial maturity date of March 31, 2021.

●	On December 23, 2020, the Company and Mr. Bacha entered into an amendment pursuant to which the maturity date of the October 5, 2018 and March 31, 2020 notes was extended until December 31, 2021 in exchange for the commitment by the Company to transfer, upon release from escrow, common shares of Rakovina Therapeutics Inc. received by the Company pursuant to the sale of certain intellectual property, equal to the aggregate face value of the notes principal. Additionally, the Company received an option, at its sole discretion, to extend the maturity date until December 31, 2022 in exchange for the issuance of common stock warrants to purchase certain shares of Common Stock. This option was exercised by the Company on December 31, 2021, resulting in the issuance of 19,513 warrants with a fair value of $11,708. The warrants expire on December 31, 2023 and an exercise price of $3.84, and are subject to redemption upon a liquidation event.

●	On October 5, 2018 and December 31, 2019, the Company issued convertible notes to Dennis Brown, our chief scientific officer, for $50,000 each ($100,000 in total) in exchange for the payment of $100,000 in cash. The notes bear interest at 10% per annum, which had an initial maturity date of October 5, 2020. On September 30, 20202, the Company and Dr. Brown entered into an amended convertible note agreement, pursuant to which the principal amount of the notes were increased by two percent (2%) or $2,000 in the aggregate, in exchange for extending the maturity date until December 31, 2020. The Notes were convertible into shares of Common Stock at $0.50 per share.

●	On December 23, 2020, the Company and Dr. Brown entered into an amendment pursuant to which the maturity date of the October 5, 2018 and December 31, 2019 notes was extended until December 31, 2021 in exchange for the commitment by the Company to transfer, upon release from escrow, common shares of Rakovina Therapeutics Inc. received by the Company pursuant to the sale of certain intellectual property, equal to the aggregate face value of the notes principal. Additionally, the Company received an option, at its sole discretion, to extend the maturity date until December 31, 2022 in exchange for the issuance of common stock warrants to purchase certain shares of Common Stock. This option was exercised by the Company on December 31, 2021, resulting in the issuance of 9,757 warrants with a fair value of $5,854. The warrants expire on December 31, 2023 and an exercise price of $3.84, and are subject to redemption upon a liquidation event.

98

●	On March 31, 2021 the Company issued a $20,000 convertible note to Dennis Brown, our chief scientific officer in exchange for cash. The note bears interest at 10% per annum, due at the maturity date of December 31, 2021, with a sole option by the Company to be extended to December 31, 2022 by the issuance of warrants. This option was exercised by the Company on December 31, 2021, resulting in the issuance of 2,632 common stock purchase warrants with a fair value of $1,789, having an exercise price equal to 85% of the price per share received by the company in a liquidity event. The warrants expire on December 31, 2023 and are subject to redemption upon a liquidation event. On November 2, 2022 the Company’s obligation to pay 100% of the unpaid principal and interest at maturity was increased to 105% pursuant to the terms of the note. Additionally, on December 22, 2022, the Company and Dr. Brown entered into an extension agreement to extend the maturity date of the note until the later of June 30, 2023, or such time as a Registration, as defined in the note, is declared effective so long as the Company files a Registration before June 30, 2023 and maintains a current registration after such filing. The Company may prepay any outstanding amounts owing under the note, in whole or in part, at any time prior to the maturity date or conversion. The note is subject to conversion at a discount in future financings of the Company.

●	For the year ended December 31, 2020, we paid our non-employee directors the following compensation: (i) an aggregate of $8,750 in cash and (ii) options to purchase 100,000 shares of Common Stock, with each option having an exercise price of $1.52 per share and a term of 10 years. The options were valued at an aggregate of $60,000.

●	For the year ended December 31, 2021, we paid our non-employee directors the following compensation: (i) an aggregate of $18,750 in cash and (ii) options to purchase 50,000 shares of Common Stock, with each option having an exercise price of $1.52 per share and a term of 10 years. The options were valued at an aggregate of $30,835.

●	On December 28, 2018 we entered a Right of First Negotiation/Refusal Agreement with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer. On April 4, 2020, we extended and amended the agreement. In accordance with the terms of the amended agreement, we are funding certain research and clinical trials activities and costs associate with Orotecan patent filings, up to $1,025,000, in return for an exclusive rights to negotiate a license to Orotecan-related intellectual property and know-how owned by Valent. Pursuant to these agreements, the Company incurred expenses of approximately $[*] in the year ended December 31, 2021 and $[*] in the year ended December 31, 2022.

●	On December 17, 2019, we entered into a Consulting and Research Services Agreement with ORP Oncology Research Partners (Canada) Ltd., a company substantially controlled by our Chief Executive Officer. The agreement was extended on December 10, 2020 and again on December 15, 2022 and currently expires on December 31, 2023. In accordance with the agreement, ORP Canada conducts certain contract research and development activities on our behalf in Canada and, in return, seeks grant funding and refundable tax credits that the Company believes are of benefit to its research. The Company has been granted a non-exclusive license, and a right to negotiate an exclusive license, to any intellectual property developed by ORP in the conduct of the research. Pursuant to this agreement, the Company incurred expenses of approximately $30,000 in the year ended December 31, 2021 and $[*] in the year ended December 31, 2022.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are a Nevada corporation and generally governed by the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

99

Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Discretionary indemnification pursuant to Section 78.7502 may be made as authorized upon determination that the indemnification is proper under the circumstances. Such determination may be made by (i) the stockholders; (ii) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding; or (iii) independent legal counsel if ordered by a majority of the quorum consisting of directors who were not parties to the action, suit, or proceeding or if a quorum of directors who were not parties to the action, suit, or proceeding cannot be obtained.

Section 78.751 of the NRS requires a Nevada corporation to indemnify its officers and directors to the extent such person is successful on the merits or otherwise in defense of any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding or any claim, issue, or matter therein, including an action by or in the right of the corporation, if such person is or was serving as an officer or director of the corporation or, at the request of the corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification shall be for expenses actually and reasonably incurred by the person, including attorney’s fees, in connection with defending any such action, suit, or proceeding.

Unless otherwise restricted by the articles of incorporation, bylaws, or an agreement made by the corporation, Section 78.751 of the NRS provides that a corporation may pay expenses as incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement, including the requirement of mandatory advance payment of expenses.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our bylaws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. Our bylaws require the payment of costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to indemnification. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

UNDERWRITING

[*]. (“[*]”) is acting as the sole underwriter of the offering. We have entered into an underwriting agreement dated , 2023, with [*]. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter named below and the underwriter named below have agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the following number of shares of our common stock:

100

Underwriter	Number of Shares
[*]

The underwriter is committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriter proposes to offer the Common Stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriter may offer some of the common stock to other securities dealers at such price less a concession of $ per share. After the initial offering, the public offering price and concession to dealers may be changed.

Discounts and Commissions. The following table shows the public offering price, underwriting discount, non-accountable underwriter’s expense allowance and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount ([*]%)	$	$	$
Non-accountable expense allowance ([*]%)	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the underwriter equal to [*]% of the gross proceeds we received in this offering. In addition, we have also agreed to pay all expenses relating to the offering, including (a) all filing fees and expenses relating to the registration of the shares to be sold in the offering (including shares sold upon exercise of the underwriter’ over-allotment option) with the Commission; (b) all FINRA Public Offering filing fees; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on an Exchange; (d) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the underwriter may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be underwriter’s counsel) unless such filings are not required in connection with the Company’s proposed Exchange listing; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions as underwriter may reasonably designate; (f) the costs of all mailing and printing of the offering documents; (g) transfer and/or stamp taxes, if any, payable upon the transfer of shares from the Company to underwriter; and (h) the fees and expenses of the Company’s accountants; and (i) fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for [*]’s counsel.

101

We estimate that the total expenses of the offering, excluding underwriting discount and non-accountable expense allowance, will be approximately $[*]. Upon closing, we have also agreed to reimburse $[*] of the underwriter’s expenses relating to the offering, including for road show, diligence, and legal expenses.

Over-Allotment Option

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to [*] days after the date of this prospectus, permits the underwriter to purchase additional shares of common stock, representing [*]% of the common stock sold in the offering. If the underwriter exercises all or part of this option, they will purchase shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

●	Short positions involve sales by the underwriter of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriter may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.
●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriter’s option to purchase additional shares. If the underwriter sells more shares than could be covered by the underwriter’s option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [*] or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

102

Offering Price Determination

The public offering price was negotiated between the underwriter and us. In determining the public offering price of our common stock, the underwriter considered:

●	the history and prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Company’s common stock.

Indemnification

We have agreed to indemnify [*], its affiliates and each person controlling [*] against any losses, claims, damages, judgments, assessments, costs, and other liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering, undertaken in good faith.

Discretionary Accounts

The underwriter has informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, for a period of one hundred eighty (180) days, respectively, after the date of the offering, subject to certain limited exceptions, not to directly or indirectly, without the prior written consent of [*], (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

The prior sentence will not apply to (i) the shares to be sold pursuant to the Underwriting Agreement, (ii) any shares of common stock issued upon the exercise of an option or other security outstanding on the date of the Offering, (iii) such issuances of options or grants of restricted stock or other equity-based awards under the Company’s amended and restated 2021 Omnibus Equity Incentive Plan and the issuance of shares issuable upon exercise of any such equity-based awards, (iv) the filing of registration statements on Form S-8, (v) the issuance of securities to affiliates and subsidiaries of the Company, and, (vi) the issuance of securities in connection with mergers, acquisitions, joint ventures, licensing arrangements or any other similar non-capital raising transactions.

[*], in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, [*] will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

103

Underwriter Warrants

We have agreed to issue to [*] or its designees warrants to purchase up to a total of [*] % of the shares of Common Stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option). Such warrants and underlying shares of Common Stock are included in this prospectus. The warrants are exercisable at $[*] per share ([*] % of the public offering price per ordinary share) commencing on a date which is six (6) months from the commencement of sales of the offering under this prospectus and expiring on a date which is no more than five (5) years from the commencement of sales of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110 of FINRA. The underwriter (or its permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the shares of Common Stock underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. The warrants may be exercised as to all, or a lesser number of shares of Common Stock and will provide for cashless exercise for the underlying shares. Such warrants will provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(D). The warrants will have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of Common Stock at a price below the warrant exercise price.

Tail Financing

We have agreed to pay the above cash compensation to the extent that any fund which the underwriter contacted or introduced to us during the term of our engagement agreement with the underwriter provides financing or capital in any public or private offering or capital raising transaction during the [*]-month period following expiration or termination of our engagement letter with the underwriter.

Securities Issuance Standstill

We have agreed, subject to certain exceptions, for a period of [*] months after the closing date of this offering, that we will not, without the prior written consent of the underwriter, offer, sell, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common stock, shares or share equivalents.

Other Relationships

[*] may in the future provide us and our affiliates with investment banking and financial advisory services for which [*] may in the future receive customary fees. [*] may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

104

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in the offering. The underwriter may allocate a number of shares to the underwriter and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the underwriter on the same basis as other allocations.

Listing

[*]

Transfer Agent and Registrar

We will retain a transfer agent and registrar for our common stock prior to the effectiveness of this Registration Statement.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by [*]. Certain legal matters related to the offering will be passed upon for the underwriter by [*].

Interests of named experts and counsel

[*] or its various principals and/or affiliates do not own any shares of our Common Stock.

EXPERTS

[*].

WHERE YOU CAN FIND MORE INFORMATION

We will file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.edisononcology.com. We will furnish our stockholders with annual reports containing audited financial statements.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

●	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

●	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

105

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[*] [To be added by Amendment]

F-2

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED BALANCE SHEET

As of December 31,
2021

ASSETS

Current assets:
Cash	$948,944
Accounts receivable	138,340
Loan agreement with Senz	35,327
Prepaid expenses	39,045
Total current assets	1,161,656

Intangible assets	1,981,033
Equity method investment	4,218,158
Total assets	$7,360,847

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	103,971
Accounts payable - related party	133,538
Accrued interest	238,058
Accrued interest - related party	68,826
Loans payable - related party	10,000
Convertible notes payable - related party	324,000
Convertible notes payable, net	1,076,607
Derivative liability	24,150
Deferred tax liability	38,800
Total current liabilities	2,017,949

Commitments and Contingencies (Note 9)

Stockholders’ equity:
Preferred Stock, par value $0.0001, 50,000,000 shares authorized; zero shares issued and outstanding	-
Common stock, par value $0.0001, 200,000,000 shares authorized; 5,250,000 shares issued and outstanding	525
Additional paid-in capital	2,448,323
Retained earnings	2,894,050
Total stockholders’ equity	5,342,898
Total liabilities and stockholders’ equity	$7,360,847

The accompanying notes are an integral part of this consolidated financial statement.

F-3

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31,
2021

Licensing revenue	$1,500,000
R&D revenue	594,818
Total revenue	2,094,818

General and administrative expenses	344,403
Research and development	1,050,452
Professional fees	207,676
Income from operations	$492,287

Other (income)expense:
Interest income	(10,337)
Interest expense	109,150
Interest expense - related parties	41,907
Amortization of debt discount	31,700
Change in fair value of derivative libility	(7,550)
Loss attributable to equity method investment	831,592
Gain on forgiveness of Paycheck Protection Program loan	(68,850)
Gain on sale of patent	(5,746,728)
Gain on sale on settlement of liability	(27,544)
(4,846,661)

Income before provision for income taxes	5,338,948
Provision for income taxes	38,800
Net income	$5,300,148

Earnings per share - Basic	$1.01
Earnings per share - Diluted	$1.00

Weighted Average Shares Outstanding - Basic	5,250,000
Weighted Average Shares Outstanding - Diluted	5,283,772

The accompanying notes are an integral part of this consolidated financial statement.

F-4

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional		Total Stockholders’
	Common Stock		Preferred Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance at January 1, 2021	5,250,000	$525	-	$-	$2,136,043	$(2,406,098)	$(269,530)
Stock- based compensation expense	-	-	-	-	214,737	-	214,737
Extension warrants issued	-	-	-	-	97,543	-	97,543
Net income	-	-	-	-	-	5,300,148	5,300,148
Balance at December 31, 2021	5,250,000	$525	-	$-	$2,448,323	$2,894,050	$5,342,898

The accompanying notes are an integral part of this consolidated financial statement.

F-5

EDISON ONCOLOGY HOLDING CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31,
2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,300,148
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	31,700
Share-based compensation	214,737
Change in fair value of derivative liablity	(7,550)
Gain on sale of intangible assets	(5,746,728)
Loss attributable to equity method investment	831,592
Gain on forgiveness of Paycheck Protection Program loan	(68,850)
Extension financing expense	-
Gain on sale on settlement of liability	(27,544)

Changes in operating assets and liabilities:
Prepaid expenses	(31,365)
Accounts receivable	(138,340)
Accounts payable	(33,499)
Accrued interest	141,270
Loan agreement with Senz	(35,327)
Deferred tax liability	38,800
Net cash provided by operating activities	469,045

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from convertible notes payable	370,000
Net cash provided by financing activities	370,000

NET CHANGE IN CASH	839,045
Cash - Beginning of year	109,899
Cash - End of year	$948,944

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Warrants issued for debt extensions, as debt discount under modification	$97,543

The accompanying notes are an integral part of this consolidated financial statement.

F-6

EDISON ONCOLOGY HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Corporate History

Edison Oncology Holding Corp. (“Edison”, the “Company”, “we”, “our” or “us”) ) was formed on August 16, 2018 as a Nevada corporation. The Company’s principal offices are located at 3475 Edison Way, Suite R, Menlo Park, CA. Edison is a clinical-stage, oncology-focused pharmaceutical company. Our product development portfolio consists of multiple assets which are owned by us or to which we have obtained exclusive rights.

We plan to advance our product candidates through pre-clinical and clinical development as both standalone therapies and in combination with our other therapies, as long as their continued development is supported by clinical and nonclinical data. In addition, we may seek to establish development and marketing partnerships in order to partially offset development costs with development/commercialization strategic partners who we believe are well suited for the development, marketing, sales and distribution of our products, if approved.

On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. (“NewGen”) to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition (“Merger Sub”), was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company.

On December 27, 2018, we entered into an agreement with Valent Technologies LLC (“Valent”) under which we were granted certain exclusive rights to patent applications owned by Valent related to VAL-413, a novel oral formulation of irinotecan and a cancer therapy approved by the U.S. Food and Drug Administration (“FDA”). On April 1, 2020 we amended the agreement with Valent. We are collaborating with Valent to conduct a clinical trial with VAL-413, and we have been granted an exclusive right to acquire or license Valent’s intellectual property for the further development and commercialization of VAL-413 (See Note 9).

On January 31, 2021, we entered into a Development and License Agreement with Apollomics, Inc., a Cayman Islands corporation (“Apollomics”), pursuant to which we granted to Apollomics an exclusive, royalty-bearing, non-transferable, sublicensable right and license to develop, manufacture, use, sell, import, export, and commercialize the Company’s EO1001, our novel pan-ErbB inhibitor globally, except for China and Taiwan (See Note 3).

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and Russia-Ukraine war on the economy and the capital markets and has concluded that, while it is reasonably possible that such events could have negative effects on the Company’s financial position and results of its operations, the specific impacts are not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The current challenging economic climate may lead to adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company’s operating results and financial position in the future. The ultimate duration and magnitude of the impact and the efficacy of government interventions on the economy and the financial effect on the Company is not known at this time. The extent of such impact will depend on future developments, which are highly uncertain and not in the Company’s control.

F-7

Going Concern and Management Liquidity Plans

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and assume that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

As of December 31, 2021, the Company had retained earnings of approximately $2,894,000 and a working capital deficit of approximately $856,000. For the year ended December 31, 2021, the Company had income from operations of approximately $492,000 and cash provided by operations of approximately $469,000. However, management expects that for the year ended December 31, 2022, the Company will not have licensing revenue and therefore unless the R&D revenue or other revenue is equal to the total revenue in the year ended December 31, 2021, there might not be cash provided by operations. Subsequent to the year ended December 31, 2021, the Company received gross proceeds of approximately $2.1 million from the sale of convertible notes to accredited investors with a maturity date of June 30, 2024. Additionally in the subsequent period, the Series A convertible notes were fully converted into shares of the Company’s common stock. In December 2022, the Series B convertible notes maturity date was extended to June 30, 2023 (see Note 13 for subsequent events). Management does not know at this time if the Company will enter into further extensions. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least twelve months from the issuance date of these consolidated financial statements.

Management expects to incur substantial additional expenses over the next several years as the Company’s research, development and commercial activities increase. Our ability to continue our operations depends on our ability to complete equity or debt financings or generate cash through development and licensing agreements or generate profitable operations in the future. Such financings or development or licensing agreements may not be available or may not be available on reasonable terms. Our ability to generate profitable operations requires the advancement of our current and future product candidates through clinical trials, marketing approval and commercialization, the lengthy and expensive nature and uncertain outcomes of the clinical development process and the lengthy, time consuming and unpredictable nature of the regulatory approval process. Therefore, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Our financial statements do not include any adjustments that could result from the outcome of this uncertainty. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. Management plans to address this uncertainty through an offering of the Company’s securities. The Company cannot provide any assurance that its plans to raise capital will be successful. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective business endeavors or opportunities which could significantly and materially restrict our operations. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries. As of the year ended December 31, 2021, the Company has two wholly-owned subsidiaries, NewGen and Edison Oncology Acquisition Co. All significant inter-company balances and transactions among the companies have been eliminated upon consolidation. The Company views its operations and manages its business in one operating segment. All material long-lived assets of the Company reside in the United States. In accordance with FASB ASC Topic 280, Segment Reporting, the Company views its operations and manages its business as one segment. As a result, the financial information disclosed herein represents all of the material financial information related to its principal operating segment.

F-8

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

The Company believes the following accounting policies affect its more significant judgments and estimates used in the preparation of the accompanying consolidated financial statements. Significant estimates include the accrual for research and development expenses, fair value of embedded conversion rights, fair value of warrants, income taxes, the estimated fair value of acquired intangibles assets and impairment review of those assets, liabilities assumed and share based compensation expense. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of reasonable changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company did not have any cash equivalents.

The Company maintains cash balances at financial institutions with accounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2021, the Company’s cash balance exceeded FDIC coverage. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

License and collaboration arrangements and revenue recognition

The Company’s revenues are generated primarily through license and collaboration agreements with pharmaceutical and biotechnology companies. The terms of these arrangements may include (i) the grant of intellectual property rights (IP licenses) to therapeutic drug candidates against specified targets, developed using the Company’s proprietary platform, (ii) performing research and development services to optimize drug candidates, and (iii) the grant of options to obtain additional research and development services or licenses for additional targets, or to optimize product candidates, upon the payment of option fees.

The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; payments for research and development services; fees upon the exercise of options to obtain additional services or licenses; payments based upon the achievement of defined collaboration objectives; future regulatory and sales-based milestone payments; and royalties on net sales of future products.

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized under ASC 606, the Company performs the following steps:

Step 1: Identify the promised goods or services in the contract;

Step 2: Determine whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

Step 3: Measurement of the transaction price, including the constraint on variable consideration;

Step 4: Allocation the transaction price to the performance obligations; and

Step 5: Recognition of revenue when (or as) the Company satisfies each performance obligation.

F-9

As part of the accounting for these arrangements, the Company must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. The promised goods or services in the Company’s contracts with customers primarily consist of license rights to the Company’s intellectual property for research and development, research and development services, options to acquire additional research and development services, and options to obtain additional licenses, such as a commercialization license for a potential product candidate. Promised goods or services are considered distinct when:

(i)	the customer can benefit from the good or service on its own or together with other readily available resources; and

(ii)	the promised good or service is separately identifiable from other promises in the contract.

In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. The Company estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates whether to estimate the amount of the potential payments and the likelihood that the payments will be received or use the right to invoice practical expedient. Under ASC 606, applicable to distinct licenses of IP, the Company evaluates and recognizes the royalties and sales milestones as revenue when (or as) the customer’s sales or usage occurs, unless doing so accelerates revenue recognition ahead of the entity’s satisfaction of the performance obligation to which the royalty relates. Therefore, the variable consideration connected to the Royalties and Sales Milestones is not estimated at inception of the contract and is recognized when the sales occur, and the royalties and sales milestones are met. For the research and development services, the right to invoice practical expedient is used whereby the contract research service activities to date are invoiced which correspond directly to the value of the related performance.

Licensing Revenue

The Company’s collaboration revenue arrangements include the following:

Upfront License and Sublicensing Fees

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

F-10

Milestone Payments

Milestone payments, in the form of additional license fees, typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the license or sublicense agreement, such as completion of specified development activities and/or regulatory submissions and/or approvals. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part. We recognize such milestones as revenue when they become due, and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, we recognize revenue in a manner similar to that of an upfront license fee.

The Company’s license and collaboration agreements may include development and regulatory milestones. The Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue and net loss in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, are primarily dependent upon our estimates of the development period. We define the development period as the point from which research activities commence up to regulatory approval of either our or our partners’ submission, assuming no further research is necessary. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. Should the FDA or other regulatory agencies require additional data or information, we would adjust our development period estimates accordingly. We did not recognize any milestone revenue in the year ended December 31, 2021.

R&D Services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts.

Intangible Assets

The Company records its intangible assets at estimated fair value in accordance with ASC 350, Intangibles – Goodwill and Other. In-process research and development (“IPR&D”) assets acquired must have an alternative future use to be capitalized and are determined to have either indefinite or finite lives. Finite lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which is determined by identifying the period over which the cash flows from the asset are expected to be generated. IPR&D assets determined to have indefinite lives are tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

F-11

With respect to the impairment testing of acquired IPR&D, ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, and ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

On October 5, 2018, we entered into an agreement with NewGen Therapeutics, Inc. (“NewGen”) to acquire its assets, consisting substantially of four pharmaceutical patents. To facilitate the transaction, a wholly-owned subsidiary of the Company, Edison Acquisition (“Merger Sub”), was formed and subsequently merged into NewGen. NewGen was the surviving company subsequent to the completion of the merger, pursuant to which NewGen became a wholly owned subsidiary of the Company. As consideration for the purchase of the assets, the Company issued 4,000,000 shares of the Company’s common stock to the sellers of NewGen. The aggregate fair value of these shares at the time of the acquisition totaled to $2,000,000, and including the transaction costs and liabilities acquired, the asset acquisition was $2,201,555.

The Company has accounted for the transaction as an asset acquisition in accordance with ASU 2017-01 “Business Combinations (Topic 805) - Clarifying the Definition of a Business” and ASC 805 “Business Combinations.” Since the purchased intellectual property was deemed to have alternative future use, the Company recorded and IPR&D asset within Intangible asset on the consolidated balance sheet.

One of the patents was sold during the year ended December 31, 2021, with a carrying value of $220,523 (See Note 4).

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. With respect to the impairment testing of acquired IPR&D, ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, and ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

When the Company performs a quantitative assessment of acquired IPR&D, it compares its carrying value to its estimated fair value to determine whether an impairment exists. The Company evaluates potential impairment of its acquired IPR&D annually on September 30, utilizing a qualitative approach and determining if it was more-likely-than not that the fair value was impaired.

Our determinations as to whether, and if so, the extent to which acquired IPR&D become impaired are highly judgmental and are based on significant assumptions regarding our projected future financial condition and operating results, changes in the manner of our use of the acquired assets, development of our acquired assets or our overall business strategy, and regulatory, market, and economic environment and trends.

If the associated research and development effort is abandoned, the related asset will be written-off, and the Company will record a non-cash impairment loss on its consolidated statements of operations and comprehensive loss. For those products that are brought into use through an out-license arrangement or that reach commercialization, the IPR&D asset will be reclassified into a Long lived IPR&D asset and amortized over its estimated useful life which is the lower of the expected royalty term or the remaining life of the relevant patents, whichever is shorter. The Company periodically reviews its Long lived IPR&D assets to determine whether events and circumstances warrant a revision to the remaining period of amortization or asset impairment.

F-12

During the year ended December 31, 2021 we did not record a loss on impairment.

Patent costs

All patent-related costs incurred in connection with preparing, filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Equity Method Investment

The Company accounts for investments in entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, using the equity method of accounting. The Company elected under ASC 825, Fair Value Option, for the investment to be treated as a fair value option. It will be remeasured at the end of each period at its fair value, with the change in fair value to be recognized in the Statement of Operations. The Company assesses its investment in equity method investments for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Company writes down the investment to its fair value. The Company does not believe that the value of its the equity method investment was impaired as of December 31, 2021.

Fair Value Measurements

The Company’s financial instruments consist of cash, equity method investment, accounts payable, accrued liabilities, derivative liability, liability classified warrants. The carrying amounts of cash, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments. The fair value of the equity method investment, derivative liability, liability classified warrants are remeasured to fair value each reporting period.

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.
Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.
Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

F-13

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in the Company’s consolidated balance sheets. The Company has not entered any operating or financing leases.

ROU assets represent the Company’s right to use and control an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. If the Company’s leases will not provide an implicit rate, the Company will use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes lease payments made before the lease commencement date and excludes any lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The components of a lease shall be split into three categories, if applicable: lease components (e.g., land, building, etc.), non-lease components (e.g., common area maintenance, maintenance, consumables, etc.), and non-components (e.g., property taxes, insurance, etc.). The fixed and in-substance fixed contract consideration (including any related to non-components) must then be allocated based on fair values to the lease components and non-lease components. The Company’s facilities operating leases may have lease and non-lease components to which the Company has elected to apply a practical expedient to account for each lease component and related non-lease component as one single component. The lease component results in a right-of-use asset being recorded on the consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Warrants

The Company accounts for freestanding warrants within stockholder’s equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders’ equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Basic and Diluted Earnings/Loss per Common Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the consolidated financial statements are computed in accordance with ASC 260 – 10, Earnings per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of shares of common stock outstanding. Diluted EPS is based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Potentially dilutive securities are excluded from the calculation of diluted loss per share, if their effect would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

F-14

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding as of December 31, 2021, because their inclusion would have been anti-dilutive:

December 31, 2021
Warrants	286,227
Stock options	641,950
Convertible Debt	2,373,268
Total	3,301,445

Foreign currency and currency translation

The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. The Company and its subsidiaries operate mainly in the United States. The Company conducts certain clinical trials in foreign jurisdictions, including Australia and Canada. The Company’s reporting currency is the U.S dollar.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the Transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other (expense) income in the consolidated statements of operations and comprehensive loss as incurred.

Research and Development

Research and development costs are expensed as incurred. The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing development, expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials, including salaries, share-based compensation and benefits, as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s on-going research and development activities conducted by third party service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, the Company adjusts its prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. To date, the Company has not experienced any material deviations between accrued and actual research and development expenses.

F-15

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax assets will not be realized.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statements of operations.

Stock-based Compensation

Stock-based compensation expense includes the estimated fair value of equity awards vested or expected to vest during the reporting period. The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including grants of stock options, restricted stock units, modifications to existing stock options and equity classified warrants, in the consolidated statements of operations. Pursuant to Accounting Standards Update (“ASU”) 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the Company accounts for warrants issued to non-employees for their services in accordance with ASC 718.

The grant date fair value of stock options and equity-classified warrants are calculated using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

Segment and geographic information

Operating segments are defined as components of a business for which separate discrete financial information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and its chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as a single operating segment. The Company currently conducts its research and development activities in three geographic areas: the United States, Canada and Australia.

Subsequent Events

The Company, in accordance with ASC 855, Subsequent Events, evaluates all material events and transactions that occurred after December 31, 2021 through the date these consolidated financial statements were available for issuance, as described in Note 13 and elsewhere in other notes to these financial statements.

F-16

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The amendments in ASU 2019-12 remove certain exceptions to the general principles in ASC 740. The amendments also clarify and amend existing guidance to improve consistent application. The amendments are effective for the Company’s annual reporting periods beginning after December 15, 2020, with early adoption permitted. The transition method (retrospective, modified retrospective, or prospective basis) related to the amendments depends on the applicable guidance, and all amendments for which there is no transition guidance specified are to be applied on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, Derivatives and Hedging, (“ASC 815”) or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under ASC Subtopic 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815-40”) and clarify the scope and certain requirements under ASC 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for public business entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company has chosen to early adopt the provisions of ASU 2020-06 as of January 1, 2021. Based on the early adoption of ASU 2020-06 there was no beneficial conversion features recognized in relation to the convertible debt entered into in the years ending December 31, 2021.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815- 40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: i) for a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged; ii) for all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

All other newly issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

NOTE 3 – LICENSE AND COLLABORATION AGREEMENT

Apollomics License Agreement

F-17

For the year ended December 31, 2021, the Company had a License and Collaboration agreement (“LCA”s) with Apollomics. The following table summarizes the revenue recognized in the Company’s consolidated statements of operations and comprehensive loss from these arrangements, (in thousands):

Year Ended
December 31,
2021

License agreement – Upfront fee	$1,500
R&D services	595
Total revenues	$2,095

Summary

On January 31, 2021, the Company entered into a Development and License Agreement with Apollomics, pursuant to which the Company grants to Apollomics an exclusive, royalty-bearing, non-transferable, sublicensable right and license to develop, manufacture, use, sell, import, export, and commercialize the Company’s EO1001 product globally. The license agreement with Apollomics is set to continue in effect until the expiration of all payment obligations (milestones and royalties) noted below, or if Apollomics chooses to request an early termination of the agreement. In consideration for the license, Apollomics paid the Company a non-refundable one-time payment of $1,500,000 on February 1, 2021. Per further terms in the contract, Apollomics is required to pay the Company certain milestone and royalty payments.

The contract includes a Joint Steering Committee (“JSC”) and a Joint Development Plan (“JDP”), which oversees the development and commercialization of the licensed products in the licensed territory. The Company and Apollomics have each appointed two senior executives to the JSC. The JDP falls under the guidance of ASC 808, Collaborative Arrangements. ASU 2018-18, Clarifying the Interaction Between Topic 808 and Topic 606, clarifies that collaborative arrangements are within the scope of ASC 606 if the promised good or service is distinct within the collaborative arrangement and with a customer. Appolomics is the customer per the license agreement and, per the terms in the contract, Apollomics is to solely bear all costs associated with the development of the licensed product, including costs of certain of our employees performing development activities.

Revenue Recognition

The Company identified performance obligations under the arrangement consisting of the license of intellectual property rights, R&D Services and participation on the JSC.

The Company has considered the performance obligations identified in the contract and concluded that the license of intellectual property rights is distinct from the provision of R&D services and JSC, as the R&D services and JSC are not expected to significantly modify the clinical-stage intellectual property and Apollomics can benefit from the license together with the R&D Services that it could obtain from another vendor. As a result, the grant of intellectual property rights and the provision of R&D services combined with the participation on the JSC is considered two separate performance obligations for this contract.

The Company determined that the transaction price at the onset of the agreement is the total upfront payment received in the amount of $1.5 million. The upfront transaction price was allocated to the license of intellectual property performance obligation, which was deemed to be functional IP and fully satisfied upon the grant of intellectual property rights on the agreement date, and therefore the initial upfront fee was recognized at a point in time.

Variable consideration to be paid to the Company upon performance of R&D Services and participation on the JSC were excluded from the transaction price at the onset of the agreement as the company has elected the right-to-invoice practical expedient and revenue is recognized directly related to the performance of the R&D Services.

F-18

Variable consideration to be paid to the Company upon reaching certain milestones has been excluded from the calculation, as at the inception of the contract, it is not probable that a significant reversal of revenue recognized would not occur in a subsequent reporting period.

In the year ended December 31, 2021, the Company recorded revenue of $2.1 million in respect of this contract.

NOTE 4 – INVESTMENT IN RAKOVINA THERAPEUTICS INC.

On August 28, 2020, our wholly-owned subsidiary, NewGen, entered into a business combination agreement with Vincero Capital Corp. (“Vincero”), a capital pool company listed on the Toronto Venture Exchange (the “Vincero Agreement”). Under the terms of the Vincero Agreement, NewGen and Vincero each formed a wholly-owned subsidiary under the laws of British Columbia to facilitate the sale of intellectual property related novel pre-clinical DNA-damage response inhibitor technologies to Vincero and as consideration for the sale NewGen to receive 30,000,000 shares of Vincero common stock. On March 25, 2021, the business combination agreement was consummated by Vincero whereby NewGen’s wholly owned British Columbia subsidiary became a wholly-owned subsidiary of Vincero under the name Rakovina Research Ltd. (“Rakovina Research”). Vincero then changed its name to Rakovina Therapeutics Inc. (“Rakovina”), which continued as the surviving entity.

Per the terms of the business combination agreement, NewGen, or ultimately, the Company received 30,000,000 shares in consideration representing approximately 43% of Rakovina outstanding shares on the closing date on March 25, 2021, with the market value of these shares at the closing of the merger being CAD $0.25 (US $0.20) per share, for a total consideration of US $5,967,248. The exchange of shares for the Company’s patents via the transaction mechanism described above was accounted for as a sale of assets. The patents transferred had a carrying value for the Company of $220,523. Therefore, the receipt of the consideration of $5,967,250 for the carrying value of the patents results in a gain on sale of assets of $5,746,728. After the sale of the assets, there was no further relationship between the Company and Rakovina Therapeutics Inc or Rakovina Research LTD, with the exception of the Company’s CEO and Chairman each serving on the board of Rakovina and comprising two fifths of Rakovina’s board of directors.

At the time of the exchange, the 30,000,000 shares of Rakovina issued to the Company represented approximately 43% of Rakovina’s outstanding shares of 68,558,000. In October 2021, the Company’s ownership of Rakovina was decreased to approximately 35% when the Company transferred approximately 5.7 million of the Rakovina shares to its Series A convertible note holders as a concession for agreeing to extend the maturity date of the Series A Notes (See Note 8). The Company recognized an extension agreement expense of $917,500, based on the average carrying value of the Rakovina equity method shares and related to the transfer of the Rakovina shares in the year ended December 31, 2021. The Company has concluded that the relationship with Rakovina does not constitute a VIE where the Company is the primary beneficiary, and further that it does not have voting control over Rakovina. As a result, consolidation of Rakovina into the Company’s financial statements is not required. Accordingly, the Company will account for this transaction as an equity method investment and as the Company elected under ASC 825 for the investment to be treated as a fair value option, it will be remeasured at the end of each period at its fair value, with the change in fair value to be recognized in the Statement of Operations.

The following table summarizes the activity of the Company’s equity method investment:

December 31, 2021
Balance at January 1, 2021	$–
Rakovina shares received as consideration	5,967,250
Transfer of Rakovina shares to noteholders	(917,500)
Change in fair value of equity method investment	(831,592)
Balance at end of period	$4,218,158

F-19

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following amounts:

December 31,
2021

Accounts payable	$52,138
Legal and professional fees	47,583
Research and Development consultants	2,250
Other	2,000
Total accounts payable and accrued expenses	$103,971

NOTE 6 – NOTES PAYABLE

On April 20, 2020, under the U.S. Small Business Administration’s Paycheck Protection Program, the Company entered into a loan payable with a financial institution for $68,850 at an interest rate of 1% per annum and a maturity date of April 20, 2022. Pursuant to the note, principal and interest were deferred for six months, which at such time, the Company was able to apply for loan forgiveness. On August 26, 2021, the Company received notice that the loan was forgiven, which was recognized as gain on forgiveness of Paycheck Protection Program loan in the accompanying consolidated statement of operations for the year ended December 31, 2021.

NOTE 7 – CONVERTIBLE NOTES

Series A Convertible Notes

During the years ended December 31, 2018, December 31, 2019 and December 31 2020, the Company issued two tranches of convertible notes to accredited investors for an aggregate principal amount of $917,500 (the Series A Notes). Series A Notes issued during the years ended December 31, 2018 and December 31, 2019 accrue interest at 10% per annum with an original maturity date of October 5, 2020. Series A Notes issued during the year ended December 31, 2020 accrue interest at 10% per annum with an original maturity date of March 31, 2021. Principal and accrued interest due under the notes may be converted into shares of the Company’s common stock at any time at the option of the holder under an optional conversion term, at a conversion rate of $0.50, with adjustable conversion rates including in the event that the Company shall issue or sell any additional shares of common stock or common stock equivalents at a price per share less than the conversion rate then in effect. A mandatory conversion shall occur if a private placement of the Company’s securities in which the Company receives gross proceeds of at least $2,000,000 occurs, whereby in such event, the notes shall automatically convert into shares of the Company’s common stock based on the conversion price then in effect. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature did not fall under the guidance of a derivative and was not required to be bifurcated. The conversion feature will be continuously analyzed over time and as conditions change, such as an initial public offering of the Company’s securities, to determine if the feature will then meet the criteria as a derivative. The Company may prepay any outstanding amounts owing under the notes, in whole or in part, at any time prior to the maturity date or conversion.

On September 30, 2020, the Company and the holders of the Series A Notes issued during the years ended December 31, 2018 and 2019 entered into an amended convertible note agreement, pursuant to which, the maturity date was extended to December 31, 2020. In return, the Company increased the principal amount of the notes by two percent, or an aggregate total of $11,650, in exchange for the extension of the maturity date to December 31, 2020. Management concluded that the extension did not constitute a debt extinguishment pursuant to ASC 470, Debt (“ASC 740”), and therefore was recognized as a modification.

On December 23, 2020, the Company and the holders of the Series A Notes entered into a second amended convertible note agreement (the “Second Amendment”), pursuant to which, the maturity date was extended to December 31, 2021. In return, the Company agreed to transfer certain third-party shares held by NewGen (See Note 5) in an amount equal to the aggregate outstanding principal amount of $917,500. Management concluded that the Second Amendment constituted a debt extinguishment pursuant to ASC 470 with the $917,500, including the related party notes in Note 9, in principal balance to be transferred by the common stock recognized as an extension expense. The shares were held in escrow as of December 31, 2020, and, therefore, the $617,500 non-related party principal was recognized as a liability on the accompanying consolidated balance sheet for the year ended December 31, 2021. Pursuant to the Second Amendment, the shares were transferred to the holders of the Series A Notes in October of 2021, with an equity method investment carrying value as of that date of $917,500, including the related parties in Note 9. In addition, the Second Amendment granted the Company an option to further extend the maturity date of the notes to December 31, 2022, in exchange for the issuance of common share purchase warrants with a deemed value equal to 20% of the aggregate outstanding principal balance (the “Series A Extension Warrants”).

F-20

Interest expense for the Series A Notes was approximately $53,000 for the year ended December 31, 2021.

The Company’s option to extend the maturity date further to December 31, 2022 was entered into on December 31, 2021, which per the terms was deemed to be 20% of the principal balance, resulting in the issuance of 89,527 warrants to the holders. The Company estimated their fair value resulting in a per warrant fair value of $0.60, for a total of $36,154 for the non-related party holders of the Series A Notes, with factors which included a term of 2 years, volatility of 75.2% and a risk-free rate of $0.58%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, and the fair value of the warrant has been recorded as a debt discount and is being amortized through interest expense using the effective interest method through the scheduled maturity date.

Series B Convertible Notes

During the years ended December 31, 2020 and December 31, 2021, the Company issued convertible notes to accredited investors, for an aggregate principal amount of $565,000 (the Series B Notes). The Series B Notes accrue interest at 10% per annum, with a maturity date of December 31, 2021, with a sole option by the Company for the maturity date to be extended to December 31, 2022 by the issuance of warrants to the holders of the Series B Notes (“Series B Extension Warrants”). Additionally, if, on or before the maturity date, the Company has filed a registration statement (a “Registration”), or similar filing or corporate event which will result in a public listing of the Company’s common share (a “Liquidity Event”) on or before November 1, 2022, the maturity date shall be extended to the earlier of (i) the date on which the Registration has been declared effective or (ii) 180 days from the initial filing of the Registration. Furthermore, if the Company has not filed a Registration on or before November 1, 2022, 105% of the unpaid principal and accrued interest shall be due and payable by the Company at the maturity date. The Company may prepay any outstanding amounts owing under the notes, in whole or in part, at any time prior to the maturity date or conversion.

The holders of the Series B Notes have a voluntary conversion feature if the Company sells shares of its capital stock pursuant to an unregistered offering (“Financing”) on or prior to the maturity date, at a conversion rate equal to the lessor of i) 80% of the share price of the Financing or ii) a price per share, applying the 80% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Financing. The notes additionally include an automatic conversion, upon a Liquidity Event. The Liquidity Event conversion price will be the lessor of i) 85% of the price per share in the Liquidity Event, or ii) a price per share, not applying the 85% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Liquidity Event.

On December 31, 2021, the Company exercised its option to extend the maturity date of the Series B Notes to December 31, 2022 and issued 64,451 Series B Extension Warrants to the holders, including the related party holder, of the Series B Notes. The Series B Extension Warrants have an exercise price based on 85% of price per share of common stock sold in the Company’s first public offering after the effective Registration. The Company used a third party to perform a valuation to estimate their fair value of $0.68 per warrant, for a total of $42,037 for the non-related party holders of the Series B Notes, with factors which included a term of 2 years, volatility of 75.2% and a risk-free rate of $0.58%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, and the fair value of the warrant has been recorded as a debt discount and is being amortized through interest expense using the effective interest method through the scheduled maturity date.

The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature meets the definition of a derivative and, therefore, requires bifurcation and will be accounted for as a derivative liability. The Company estimated the fair value of the conversion feature derivative embedded in the debentures at issuance at $31,700, based on assumptions used in a Monte Carlo model. The key valuation assumptions used consist, in part, on the price of the Company’s common stock ranging from $0.58 to $1.53 at their issuance dates; a risk-free interest rates ranging from 0.12% to 0.39% and expected volatility of the Company’s common stock, ranging from 73.6% to 83.7% and the conversion prices of 80% of market. The derivative fair value has been recorded as a debt discount and for the year ended December 31, 2021 is fully amortized using the effective interest method through the scheduled maturity date.

F-21

The Company recorded an accrued interest expense for the Series B Notes of approximately $46,000 for the year ended December 31, 2021.

NOTE 8 - RELATED PARTY TRANSACTIONS

The key management personnel of the Company are the Directors, the President and Chief Executive Officer and the Chief Scientific Officer. Amounts due to related parties, including amounts due to key management personnel, at the end of the reporting period are unsecured, interest free and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Loans Payable – Related Party

During the year ended December 31, 2020, the Company’s Chief Scientific Officer and Chairman of the Board loaned the Company $10,000 to fund operating expenses. The loan has no interest rate or maturity date and is due on demand. As of December 31, 2021, $10,000 was outstanding.

Convertible Note Payable – Related Party

Chief Executive Officer

On October 5 2018 and December 31, 2019, the Company, pursuant to the October 2018 Securities Purchase Agreement, issued convertible notes to the Company’s Chief Executive Officer in the principal amount of $50,000 each. The notes bear interest at 10% per annum payable at maturity with an original maturity date of October 5, 2020. Amounts due under the note may be converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature did not fall under the guidance of a derivative and was not required to be bifurcated. On September 30, 2020, the Company and the CEO entered into an amended convertible note agreement, pursuant to which, the principal amount of the notes were increased by two percent, or $2,000, in exchange for the extension of the maturity date to December 31, 2020. Management concluded that the extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

On March 31, 2020, the Company, pursuant to the October 2018 Securities Purchase Agreement, issued a convertible note to the Company’s Chief Executive Officer in the principal amount of $100,000. The convertible note bears interest at 10% per annum payable at maturity with an original maturity date of March 31, 2021. Amounts due under the note may be converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share.

On December 23, 2020, the Company and the CEO entered into a second amended convertible note agreement (the “Second Amendment”), pursuant to which, the Company were to issue shares of the Company’s common stock, in the aggregate amount equal to the outstanding principal amount of the notes in exchange for the extension of the maturity date to December 31, 2021. In addition, the Second Amendment granted the Company the option to further extend the maturity date of the note to December 31, 2022 in exchange for the issuance of warrants which per the terms were to equal 20% of the outstanding principal at the date of extension, which was entered into and warrants issued, on December 31, 2021. Management concluded that the Second Amendment constituted a debt extinguishment pursuant to ASC 470, with the $200,000 in principal balance to be transferred by the common stock recognized as an extension expense. The other entities common stock was held in escrow as of December 31, 2020 and, therefore, the $200,000 principal was recognized as a liability on the accompanying consolidated balance sheet for the year ended December 31, 2021. The equity method investment common stock was released and transferred in October of 2021, as noted in total in Note 8. In addition, the Second Amendment grants the Company an option to further extend the maturity date of the notes to December 31, 2022, in exchange for the issuance of Extension Warrants.

F-22

The Company’s option to extend the maturity date further to December 31, 2022 was entered into on December 31, 2021, which per the terms was deemed to be 20% of the principal balance, resulting in the issuance of 19,513 warrants related to all of his notes held. The Company used a third party to perform a valuation to estimate their fair value resulting in a per warrant fair value of $0.60, for a total of $11,708, with factors which included a term of 2 years, volatility of 75.2% and a risk-free rate of $0.58%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

Interest expense for the CEO’s convertible notes was approximately $22,000 for the year ended December 31, 2021.

Chief Scientific Officer and Chairman

On October 5 2018 and December 31, 2019, the Company, pursuant to the October 2018 Securities Purchase Agreement, issued convertible notes to the Company’s Chief Scientific Officer and Chairman in the principal amount of $50,000 each. The Notes bear interest at 10% per annum payable at maturity with an original maturity date of October 5, 2020. Amounts due under the note may be converted into shares of the Company’s common stock at any time at the option of the holder, at a conversion price of $0.50 per share. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature did not fall under the guidance of a derivative was required to be bifurcated. On September 30, 2020, the Company and the CSO entered into an amended convertible note agreement, pursuant to which, the principal amount of the notes were increased by two percent, or $2,000, in exchange for the extension of the maturity date to December 31, 2020. Management concluded that the extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

On December 23, 2020, the Company and the Chairman entered into a second amended convertible note agreement (the “Second Amendment”), pursuant to which, the Company were to issue shares of the Company’s common stock, in the aggregate amount equal to the outstanding principal amount of the notes, in exchange for the extension of the maturity date to December 31, 2021. In addition, the Second Amendment granted the Company the option to further extend the maturity date of the note to December 31, 2022, in exchange for the issuance of warrants which per the terms were to equal twenty percent of the outstanding principal at the date of extension, which was entered into and warrants issued, on December 31, 2021. Management concluded that the Second Amendment constituted a debt extinguishment pursuant to ASC 470, with the $100,000 in principal balance to be transferred by the common stock recognized as an extension expense. The other entities common stock was held in escrow as of December 31, 2020, and therefore the $100,000 principal, was recognized as a liability on the accompanying consolidated balance sheet for the year ended December 31, 2021. The equity method investment common stock was released and transferred in October of 2021, as noted in total in Note 8. In addition, the Second Amendment grants the Company an option to further extend the maturity date of the notes to December 31, 2022, in exchange for the issuance of Extension Warrants.

The Company’s option to extend the maturity date further to December 31, 2022 was entered into on December 31, 2021, which per the terms was deemed to be 20% of the principal balance, resulting in the issuance of 9,757 warrants related to all of his notes held. The Company used a third party to perform a valuation to estimate their fair value resulting in a per warrant fair value of $0.60, for a total of $5,854, with factors which included a term of 2 years, volatility of 75.2% and a risk-free rate of $0.58%. Management concluded that the 2022 warrant extension did not constituted a debt extinguishment pursuant to ASC 470, as the fair value of the modification was below a significant difference.

On March 31, 2021 the Company entered into a $20,000 convertible note that bears interest at 10% which accrues over the term and is payable at the maturity date. The maturity date is December 31, 2021, with a sole option by the Company to be extended to December 31, 2022 by the issuance of warrants (“Extension Warrants”). Additionally, if the Company has filed a registration statement (a “Registration”), on or before November 1, 2022, the maturity date shall be extended to the earlier of (i) the date on which the Registration has been declared effective or (ii) 180 days from the initial filing of the Registration. Furthermore, if the Company has not filed a Registration on or before November 1, 2022, 105% of the unpaid principal and accrued interest shall be due and payable by the Company at the maturity date. The Company may prepay any outstanding amounts owing under the note, in whole or in part, at any time prior to the maturity date or conversion.

F-23

On December 31, 2021, 2,632 Extension Warrants were issued to the Chairman for the extension of the maturity date to December 31, 2022. The Extension Warrants have an exercise price based on 85% of price per share of common stock sold in the Company’s first public offering after the effective Registration. The Company used a third party to perform a valuation to estimate their fair value of $0.68 per warrant, for a total of $1,790, with factors which included a term of 2 years, volatility of 75.2% and a risk-free rate of $0.58%. Management concluded that the 2022 warrant extension did not constitute a debt extinguishment pursuant to ASC 470, as the fair value of the modification is below a significant difference.

The notes have a voluntary conversion at the option of the holder if a transaction occurs in which the Company sells shares of its capital stock pursuant to an unregistered offering (“Financing”) on or prior to the maturity date, at a conversion rate equal to the lessor of i) 80% of the share price of the Financing or ii) a price per share, applying the 80% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Financing. The notes additionally include an automatic conversion upon a Liquidity Event. The Liquidity Event conversion price will be the lessor of i) 85% of the price per share in the Liquidity Event, or ii) a price per share, not applying the 85% discount, based on $8,000,000 divided by the fully diluted capitalization immediately prior to the initial closing of the Liquidity Event. The Company analyzed the conversion features in accordance with ASC 815 and determined the conversion feature meets the definition of a derivative and therefore requires bifurcation and will be accounted for as a derivative liability (See Note 7 for valuation).

As of December 31, 2021, the fair value of the derivative was $24,150, with a change in fair value of $7,550 recognized in the year ended December 31, 2021.

Interest expense for the Chairman’s convertible notes was approximately $12,000 for the year ended December 31, 2021.

Consulting Fees and Accounts Payable – Related Party

During the year ended December 31, 2021, the Company agreed to pay its Chief Executive Officer consulting fees totaling $120,000. As of December 31, 2021, the Company owed $50,538 for such charges.

Agreement with Valent Technologies, LLC

The Company has entered into agreements with Valent Technologies LLC (“Valent”), a company substantially controlled by our Chairman and Chief Scientific Officer. In accordance with the terms of the agreements, we are conducting certain research activities at our expense in return for certain exclusive rights to Orotecan-related technologies owned by Valent. Pursuant to these agreements, the Company incurred expenses of approximately $72,000 in the year ended December 31, 2021.

Agreement with ORP Oncology Research Partners (Canada) Ltd.

The Company has entered into a Research & Services Agreement with ORP Oncology Research Partners (Canada) Ltd., a company substantially controlled by our Chief Executive Officer. ORP Canada is contracted to conduct certain research and development activities on our behalf in Canada., Under the terms of the agreement, ORP Canada seeks to obtain grant funding and refundable tax credits that the Company believes are of benefit to its research. Pursuant to this agreement, the Company incurred expenses of approximately $15,000 in the year ended December 31, 2021.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Senz Evaluation Agreement

On February 11, 2020, the Company entered into an Evaluation Agreement with Senz Oncology Pty Ltd., an Australian company that is the owner or licensee of certain technologies and is developing certain proprietary materials related to these technologies (“Senz”). The evaluation program under the Evaluation Agreement relates to the two parties to evaluate the use and performance of each of their technologies and to determine their respective interest in a potential business arrangement. Per such agreement, it can be determined at the conclusion of the evaluation program for the parties to negotiate the terms of a business arrangement which may involve either for NewGen to acquire Senz or for a licensing agreement for geographic rights to each other’s technologies.

F-24

Under the evaluation program, Senz is working on the Company’s EO1001 product, the development of which falls under the Apollomics agreement (Note 3) whereupon Apollomics is to solely bear all costs associated with the development of the licensed product. The R&D services incurred by Senz in the evaluation program are invoiced to Apollomics, with the gross revenue being recognized in R&D revenue on the statement of operations, with the Company having been determined by management as the principal.

Leases

The Company does not have any significant leases, purchase or credit-related commitments outstanding as of December 31, 2021 and December 31, 2020, respectively.

Legal Claims

There are no material pending legal proceedings in which the Company or any subsidiary is a party to or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company.

NOTE 10 – DERIVATIVE LIABILITY

The following is a summary of activity of Level 3 derivatives during the year ended December 31, 2021:

December 31 , 2021
Derivative liability balance at beginning of period	$-
Additions to derivatives	31,700
Change in fair value	(7,550)
Balance at end of period	$24,150

As of December 31, 2021, the fair value of the derivative liabilities of convertible notes was estimated by the use of a Monte Carlo model using the following inputs: the price of the Company’s common stock of $1.40; the conversion price of 80% of market; a risk-free interest rate of 0.39% and expected volatility of the Company’s common stock of 73.6%.

NOTE 11 – STOCKHOLDERS’ EQUITY

Authorized Capital

The Company has 200,000,000 shares of common stock authorized, with a par value of $0.0001. There were 1,250,000 founder shares issued on September 7, 2018, at $125.

The Company has 50,000,000 shares of preferred stock authorized, with a par value of $0.0001. There were no shares of preferred stock issued as of December 31, 2021.

2021 Equity Incentive Plan

In June 2021, the Company’s Board of Directors approved the Company’s 2021 Omnibus Equity Incentive Plan (the “2021 Plan”) and initially reserved 1,071,900 shares of common stock for issuance under such plan. The number of shares of common stock available for issuance under the 2021 Plan shall automatically increase (but not decrease) as needed such that the number or shares of common stock available for issuance at any time under the 2021 Plan is thirteen percent (13%) of the Company’s fully diluted number of shares, less the number of shares of common stock subject to outstanding awards granted under the 2021 Plan. As of December 31, 2021, 429,950 shares were available for issuance under the 2021 Plan. Shares issued under the 2021 Plan may be either authorized but unissued shares or shares held in the Company’s treasury.

F-25

The 2021 Plan authorizes the Board of Directors or a committee of the Board of Directors to grant incentive stock options, nonqualified stock options, restricted stock awards and restricted stock units to eligible officers, employees, consultants and directors of the Company.

Stock Options

On June 30, 2021, under the 2021 Plan, the Company granted options to purchase an aggregate of 296,250 shares of the Company’s common stock with an exercise price of $1.52 per share to the Company’s Chief Executive Officer and the Company’s Chief Scientific Officer. One half of the options issued will become vested on the one-year anniversary of the grant date, with the remaining options to vest monthly in equal installments to be fully vested upon the three-year anniversary of the grant date. The fair value of the options granted was $211,301, based on a third-party valuation report fair value of $0.713 on the grant date.

On June 30, 2021, under the 2021 Plan, the Company granted options to purchase an aggregate of 295,700 shares of the Company’s common stock with an exercise price of $1.52 per share to various employees. One half of the options issued will become vested on the one-year anniversary of the grant date, with the remaining options to vest monthly in equal installments to be fully vested upon the three-year anniversary of the grant date. The fair value of the options granted was $210,908, based on a third-party valuation report fair value of $0.713 on the grant date.

On October 1, 2021, under the 2021 Plan, the Company granted options to purchase an aggregate of 50,000 shares of the Company’s common stock with an exercise price of $1.52 per share to an employee. One half of the options issued will become vested on the one-year anniversary of the grant date, with the remaining options to vest monthly in equal installments to be fully vested upon the three-year anniversary of the grant date. The fair value of the options granted was $35,663, based on a third-party valuation report fair value of $0.713 on the grant date.

The Company recorded stock-based compensation expense on vested options for the year ended December 31, 2021.

A summary of the option activity during the year ended December 31, 2021 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Life	Intrinsic
	Options	Price	In Years	Value(1)
Outstanding, January 1, 2021	-	$-
Granted	641,950	1.52
Exercised	-	-
Expired/Cancelled	-	-
Outstanding, December 31, 2021	641,950	$1.52	9.5	$-
Vested and exercisable, December 31, 2021	160,488	$1.52		$-

The weighted average fair value of the options granted during the year ended December 31, 2021 was $0.617 per share, based on a third-party valuation report using the following assumptions:

2021
Expected volatility	53.06%
Expected term of option	6 years
Risk-free interest rate	1.03%
Dividend yield	-

F-26

Warrants

In connection with the Company’s offering of its Series B Convertible Notes in December 2020 and January 2021, the Company issued warrants to purchase 13,649 shares of its common stock to certain registered broker dealers that organized the issuance of the convertible notes. The warrants are exercisable at an exercise price of $1.52 per share. The warrants are mandatorily convertible prior to December 30, 2023, at the earliest of (i) the date on which the Company consummates an initial public offering and (ii) the closing of an acquisition of the Company by a third-party. The warrants had a grant date fair value of $4,532, based on a third-party valuation report.

In April 2021, warrants to purchase up to 40,000 shares of the Company’s common stock were issued to a consultant for services, with an exercise price of $1.52 per share. The warrants had a grant date fair value of $30,590, based on a third-party valuation report.

On December 17, 2020, warrants to purchase 78,600 shares of the Company’s common stock were issued to a consultant for services with an exercise price of $1.27 per share. The warrants vest ratably over a twelve-month period commencing on January 1, 2021. The warrants had a grant date fair value of $35,420, based on a third-party valuation report.

On April 4, 2020, warrants to purchase an aggregate of 275,000 shares of the Company’s common stock were issued to a consultant, with 100,000 warrants vesting immediately and the remainder vesting ratably over a twelve-month period commencing on July 31, 2020, with an expiration date of December 31, 2026. The warrants had a grant date fair value of $84,733, based on a third-party valuation report.

The Company recorded stock-based compensation expense on vested warrants of $87,700 for the year ended December 31, 2021.

For discussion of warrants issued in relation to the extension agreements for the Series A and B warrants see Note 7.

A summary of the warrant activity during the year ended December 31, 2021 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Life	Intrinsic
	Warrants	Price	In Years	Value
Outstanding January 1, 2021	363,657	$0.69	5.27	$300,150

Granted	197,570	2.43
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2021	561,227	$1.32	3.76	$645,902

Exercisable, December 31, 2021	567,227	$1.32	3.76	$1,116,966

F-27

The following table presents information related to stock warrants as of December 31, 2021:

Warrants Outstanding		Warrants Exercisable
		Weighted
	Outstanding	Average	Exercisable
Exercise	Number of	Remaining Life	Number of
Price	Warrants	In Years	Warrants
$0.50	275,000	5.00	275,000
$1.27	78,600	2.00	78,600
$1.52	53,649	4.99	53,649
$3.83	89,527	2.00	89,527
$1.25	64,451	2.00	64,451
	561,227	3.76	561,227

NOTE 12 – INCOME TAXES

The Company accounts for income taxes under ASC 740 - Income Taxes (“ASC 740”), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The income tax provision for the year ended December 31, 2021 is as follows:

December 31,
2021
Current:
U.S. federal	$-
State and local	-
-
Deferred:
U.S. federal	362,800
State and local	123,200
486,000
Change in valuation allowance	(447,200)
Provision for income taxes	$38,800

The components of the Company’s tax rates for the year ended December 31, 2021 consist of the following:

2021
U.S. federal statutory rate	21.0%
Effects of:
State taxes, net of federal benefit	7.0%
Gain on forgiveness of Paycheck Protection loan	(0.4%)
Extension financing expense	0.3%
Share based compensation	1.2%
Loss attributable to equity method investment	4.5%
Gain on sale of patent and stock	(19.6%)
Stock deduction (interest expense)	(4.9%)
Tax credits	(0.3%)
Other permanent differences	(0.9%)
Valuation allowance	(8.6%)
Effective rate	0.7%

Significant components of the Company’s deferred tax assets as of December 31, 2021 are summarized below.

F-28

2021
Deferred tax liability:
Intangible asset amortization	$518,300

Deferred tax assets:
Net operating losses	447,500
Tax credit carryforwards	32,450
Total deferred tax asset	479,500
Less valuation allowance	-
Net deferred income tax liability	$(38,800)

As of December 31, 2021 the Company had approximately $1.6 million of federal and state net operating loss carry forwards, respectively. Future utilization of the federal net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. The federal and state net operating losses expire between 10 and 20 years beginning 2031. Approximately $0.9 million of these federal net operating losses can be carried forward indefinitely.

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a valuation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements. Our valuation allowance decreased by approximately $447,200 and increased by approximately $184,750 for the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0.7% and 0% for 2021 and 2020, respectively, due to the full valuation allowance on its net deferred tax assets.

At December 31, 2021, the balance of the gross uncertain income tax benefits was $32,400. For the year ending December 31, 2021 the balance of gross uncertain tax benefits increased $16,150 due to research and development income tax credits claimed during the year. All of these income tax benefits would, if recognized, reduce the Company’s annual effective tax rate. However, the Company currently has a full valuation allowance against its net deferred tax assets, which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits in the next twelve months.

The Company is subject to U.S. federal, state and foreign income tax examinations by tax authorities for all tax years since inception due to the Company’s net carryover of unused operating losses. The Company may be subject to income tax examinations for the various taxing authorities which vary by jurisdiction. The Company is currently not under examination in any jurisdiction.

The Company recognizes any interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 13 - SUBSEQUENT EVENTS

Convertible Notes

Subsequent to December 31, 2021, the Company issued convertible notes for aggregate principal balances of $2,100,000 to various accredited investors. The convertible notes bear interest at 7.5% per annum payable at maturity with a maturity date 24 months from the date of the initial closing. The notes have a voluntary conversion at any time through the maturity date at the option of the holder, at a conversion price of $3.84. The notes also have a voluntary conversion at the option of the holder upon a financing event, at the lessor of 90% of the price paid by investors in the financing, or the conversion price. There is an automatic conversion upon a liquidity event, at a price per share equal to the lesser of 90% of the price in the liquidity event or the conversion price.

F-29

On February 28, 2022, all of the Series A convertible notes and accrued interest for a total of $1,219,425, were converted into 2,438,867 shares of the Company’s common stock.

For the Series B convertible notes, based on the terms if the Company has not filed a registration statement by November 1, 2022 (Note 7), the unpaid principal and accrued interest was increased to 105%, Furthermore, on December 22, 2022, the Company entered into extension agreements with the Series B noteholders, for an extended maturity date of June 30, 2023, based on an increase of the 105% of the unpaid principal and accrued interest due under the terms of the Note to 110%.

F-30

EDISON ONCOLOGY HOLDING CORP.

[*] Shares of Common Stock

, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than placement agent fees. All expenses incurred will be paid by the Company. All of the amounts shown are estimates other than the Securities and Exchange Commission, or SEC, registration fees.

To be Paid by the Registrant
SEC registration fees	$
FINRA Filing Fee	$
NYSE American Listing Fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Printing and engraving expenses	$
Transfer agent’s fees	$
Blue Sky fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Neither our Articles of Incorporation nor our Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes, as amended (“NRS”). NRS Section 78.751 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS Section 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

NRS Section 78.747 provides that except as otherwise provided by specific statute or agreement, no person other than a corporation is individually liable for a debt or liability of the corporation, unless the person acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether the person acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or controlling persons of ours, pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Any underwriting agreement or distribution agreement that we enter into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify us, some or all of our directors and officers and its controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act.

See also the undertakings set out in response to Item 17 of this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

The following information is given with regard to unregistered securities sold during the preceding three years including the dates and amounts of securities sold, the persons or class of persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received. The descriptions contained below are a summary and qualified by the agreements, if applicable, included as Exhibits to this Registration Statement. The following securities were issued in private offerings pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act and the rules promulgated thereunder.

●	October 2018 and March 30, 2020, we issued $917,500 in principal of Series A Notes. The Series A Notes had an annual interest rate of 10.00% per annum and were convertible into shares of Common Stock at a price per share of $0.50. The Series A notes were subject to a mandatory conversion upon the us receiving gross proceeds of at least $2,000,000 from a private placement of the our securities. The Series A Notes had an initial maturity date of October 5, 2020. In October 2020, the Company extended the maturity date of the Series A notes until December 31, 2020, in exchange for two percent (2%) added on the principal of each Series A Note. In exchange for the further extension of the Series A Notes until December 31, 2022, the Company issued an aggregate of 89,527 warrants to purchase Common Stock ratably amongst the Series A Note holders. On February 28, 2022, in accordance with the terms of the Series A notes the outstanding principal and accrued interest of the Series A Notes were converted into 2,438,867 shares of common stock and the Series A Notes were extinguished and of no further force or consequence.

●	On March 31, 2020, we issued a consultant 275,000 common stock purchase warrants. The warrants have a term that expires on December 31, 2026 and an exercise price of $0.50 per share. The warrants contain a cashless exercise provision. The warrants were valued at $156,750.

●	On January 1, 2021, we issued a consultant 78,600 common stock purchase warrants. The warrants have a term that expires on December 31, 2023, and an exercise price of $1.27 per share. The warrants were valued at $29,868.

II-2

●	Between December 2020 and March 2021, we issued $565,000 in principal of Series B Notes. The Series B Notes have an annual interest rate of 10.00% per annum and are convertible into shares of Common Stock at a price per share of $1.52. The Series B Notes had an initial maturity date of December 31, 2021. In December 2021, the Company extended the terms of the Series B Notes until December 31, 2022, in exchange for the issuance of an aggregate of 64,451 warrants to purchase Common Stock ratably amongst the Series B Note holders. In December 2022, the Company extended the terms of the Series B Notes until June 30, 2023 (or such later time as this Registration Statement becomes effective), in exchange for an increase of the principal to 110% of the initial principal. As of May 31 2023, the Series B Notes are convertible into an aggregate of 926,215 shares of Common Stock. Additionally, upon any financing of the Company, the Series B Note holders will be able to convert the Series B Note into shares of Common Stock at a price per share equal to the lesser of (a) 80% of the price paid in such offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company. Further, upon a Liquidity Event (as defined in the Series B Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 85% of the price paid in such public offering, and (b) the price per share (applying such 80% calculation per the beginning of this sentence) that results when $8,000,000 is divided by the fully diluted capitalization of the Company.

●	Pursuant to certain sales of the Series B Notes as described in the prior bullet point, we paid compensation to Newbridge Securities, as placement agent, consisting of (i) 8% commissions of the placement fee or $26,000.00, plus a non-accountable expense reimbursement of 2% of proceeds raised, or $6,500.00 and (ii) placement agent warrants to purchase 10% of the number of shares underlying the Series B Notes on the date of sale, or an aggregate of 13,649 warrants, having an expiration date of December 31, 2023, an exercise price of $1.52 per share, and a cashless exercise provision. The warrants were split amongst the placement and its principals.

●	On April 31, 2021, we issued a consultant 40,000 common stock purchase warrants. The warrants have a term that expires on December 31, 2027 and an exercise price of $1.52 per share. The warrants were valued at $59,600.

●	On June 30, 2021, we issued certain employees and consultants, options to purchase an aggregate of 591,940 shares of common stock at an exercise price of $1.52 per share. The options expire on June 30, 2031. The options were valued in the aggregate at $365,057, based on a fair value of the common stock of $0.62 on the grant date.

●	On October 1, 2021, we issued one of our directors, an option to purchase 50,000 shares of common stock at an exercise price of $1.52 per share. The option expires on October 1, 2031. The option was valued at $30,835, based on a fair value of the common stock of $0.62 on the grant date.

●	On December 31, 2021, we issued the holders of our Series A Notes, each of which such notes are no longer outstanding as of the date of this Registration Statement, warrants to purchase 89,527 shares of common stock, with an exercise price of $3.84 per share, and an expiration date of December 31, 2023. The warrants are redeemable by us at the initial public offering of our securities as set forth in the warrants.

●	Between February 2022 and October 2022, we issued $2,095,000 in principal of Series C Notes. The Series C Notes have an annual interest rate of 7.50% per annum and are convertible into shares of Common Stock at a price per share of $3.84. The Series C Notes have maturity dates during 2024. As of May 31, 2023, the Series C Notes are convertible into an aggregate of 591,774 shares of Common Stock. Additionally, upon (i) any financing of the Company, the Series C Note holders will be able to convert the Series C Note into shares of Common Stock at a price per share equal to the lesser of (a) 90% of the price paid in such offering or the conversion price then in effect. Additionally, upon a Liquidity Event (as defined in the Series C Notes, including an initial public offering as described in this Registration Statement), all outstanding principal and all accrued interest automatically converts into Common Stock at the lesser of (a) 90% of the price paid in such public offering, (b) 90% of the implied per sha revalued received by holders of Common Stock with respect to such a Liquidity Event, or (c) the conversion price then in effect.

II-3

●	In October 2022, pursuant to certain sales of the Series C Notes, as described in the prior bullet point, we paid compensation to Colorado Financial Services Corp. as placement agent, consisting of (i) 10% cash on proceeds received pursuant to introduced investors, 3% cash as an administrative fee on investors identified by the Company, and (ii) 69,833, which was split amongst the placement agent and its principals.

●	On June 30, 2022, we issued 180,000 shares of common stock to consultants. The aggregate shares were valued at $210,780, based on a fair value of the common stock of $1.17 on the grant date.

●	On September 30, 2022, we issued a consultant 40,000 common stock purchase warrants. The warrants have a term that expires on September 30, 2027 and an exercise price of $3.84 per share. The warrants were valued at $20,061.

●	On October 31, 2022, we issued 10,000 shares of common stock to a consultant for services. The shares were valued at $11,370, based on a fair value of the common stock of $1.14 on the grant date.

Item 16. Exhibits.

See Exhibit Index beginning on page II-8 of this Registration Statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the registrant is relying on Rule 430B:

II-4

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Bacha, acting alone, with full power of substitution and resubstitution and full power to act, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and all documents in connection therewith (including all post-effective amendments and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act), with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on June 30, 2023.

Signature	Title	Date

/S/ Jeffrey Bacha	Chief Executive Officer, Chief Financial Officer, Director	June 30, 2023
Jeffrey Bacha	(Principal Executive Officer)
(Principal Financial and Accounting Officer)

/S/ Dennis Brown	Chief Scientific Officer, Director	June 30, 2023
Dennis Brown

/S/ Neil Sankar	Chief Medical Officer	June 30, 2023
Neil Sankar

/S/ John Bell	Director	June 30, 2023
John Bell

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INDEX TO EXHIBITS

Exhibit Number	Description of document
2.01 *&	Agreement and Plan of Merger between Edison Oncology Holding Corp., Edison Oncology Acquisition Corp., and NewGen Therapeutics, dated October 5, 2018
2.02 *&	Business Combination Agreement between Vincero Capital Corp. and Newgen Therapeutics, Inc. dated August 28, 2020
3.01(i) *	Amended and Restated Articles of Incorporation dated August 16, 2018
3.02(ii) *	Amended and Restated Bylaws adopted on June 29, 2023
4.01 *	Form of Series A Convertible Note
4.02 *	Form of Series B Convertible Note
4.03 *	Form of Series C Convertible Note
4.04 *	Form of Series A Extension Warrant issued to Series A Note Holders
4.05 *	Form of Series B Extension Warrant issued to Series B Note Holders
4.06 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated April 4, 2020
4.07 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated April 30, 2021
4.08 *	Form of Common Stock Warrant issued to Gerald Amato for consulting services dated September 30, 2022
4.09 *	Form of Common Stock Warrant issued to Steven Bayern for consulting services dated December 17, 2020
4.10 *	Form of Placement Agent Warrant issued to Newbridge Securities Corporation at various dates.
4.11 *+	Amended and Restated 2021 Omnibus Equity Incentive Plan
4.12 *+	Form of legacy stock option grants issued to employees and consultants prior to June 29, 2023
4.13 *	Form of Stock Option Grant under the Amended and Restated 2021 Omnibus Equity Incentive Plan
4.14 *	Form of Restricted Stock Unit under the Amended and Restated 2021 Omnibus Equity Incentive Plan
10.01 *	Form of Series A Note Purchase Agreement
10.02 *	Form of Series C Note Purchase Agreement
10.03 *+&	Form of Consulting Agreement with Jeffrey Bacha, dated September 1, 2018
10.04 *+&	Form of Consulting Agreement with SwanBio LLC (Neil Sankar), dated November 1, 2018
10.05 *+&	Form of Consulting Agreement with CoValence, Inc. (Dennis Brown) dated January 1, 2020
10.06 *+&	Form of Consulting Agreement with John Bell, dated October 1, 2021
10.07 *	Form of Standard Consulting Agreement
10.08 *#	Form of License Agreement between Edison Oncology Holding Corporation and Apollomics Inc. dated January 31, 2021
10.09 *	Form of Right of First Negotiation / Refusal Agreement between Valent Technologies LLC and Edison Oncology Holding Corp. dated December 27, 2018
10.10 *	Form of Extension of Right of First Negotiation / Refusal Agreement between Valent Technologies LLC and Edison Oncology Holding Corp. dated April 1, 2020
10.11	Form of Confidentiality Agreement
14.01 *	Code of Ethics and Business Conduct
19.01 @	Insider Trading Policy of Edison Oncology Holding Corp.
21.01 *	List of Subsidiaries
23.01 @	Consent Independent Auditor
23.02 @	Consent of [*]
24.01 *	Power of Attorney
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.

* Filed herewith

** Furnished herewith.

+ Indicates management contract or compensatory plan.

@ To be added by Amendment

# Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

& Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

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